Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

REGENCY CENTERS CORPORATION,

HERCULES MERGER SUB, LLC,

URSTADT BIDDLE PROPERTIES INC.,

UB MARYLAND I, INC.

AND

UB MARYLAND II, INC.

DATED AS OF MAY 17, 2023

EXHIBITS

Exhibit A	Form of Articles of Amendment Classifying Parent Series A Preferred Stock
Exhibit B	Form of Articles of Amendment Classifying Parent Series B Preferred Stock
Exhibit C	Form of Company REIT Qualification Opinion
Exhibit D	Form of Parent Section 368 Opinion
Exhibit E	Form of Parent REIT Qualification Opinion
Exhibit F	Form of Company Section 368 Opinion

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of May 17, 2023 (this “Agreement”), is by and among Regency Centers Corporation, a Florida corporation (“Parent”), Hercules Merger Sub, LLC, a Maryland limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), Urstadt Biddle Properties Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for federal income tax purposes (“Company”), UB Maryland I, Inc., a Maryland corporation and a direct wholly-owned subsidiary of Company (“Hermes Sub I”), and UB Maryland II, Inc., a Maryland corporation and a direct wholly-owned subsidiary of Hermes Sub I (“Hermes Sub II”). Each of Parent, Merger Sub, Company, Hermes Sub I and Hermes Sub II is sometimes referred to herein as a “Party” and collectively as the “Parties.” Unless the context otherwise requires, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination transaction whereby Parent will acquire Company in accordance with the terms, and subject to the conditions, set forth herein pursuant to the following transaction steps:

(a) at the First Merger Effective Time, Hermes Sub II will be merged with and into Company (the “First Merger”), with Company surviving the First Merger as a wholly-owned subsidiary of Hermes Sub I (which will elect to be treated, from and after the First Merger Effective Time, as a real estate investment trust for federal income tax purposes), whereby (i) each outstanding share of common stock, $0.01 par value per share, of Company (the “Company Common Stock”) issued and outstanding immediately prior to the First Merger Effective Time will be converted into one share of common stock, $0.01 par value per share, of Hermes Sub I (the “Hermes Sub I Common Stock”), (ii) each outstanding share of Class A common stock, $0.01 par value per share, of Company (the “Company Class A Common Stock”) issued and outstanding immediately prior to the First Merger Effective Time will be converted into one share of Class A common stock, $0.01 par value per share, of Hermes Sub I (the “Hermes Sub I Class A Common Stock”), (iii) each share of 5.875% Series K Cumulative Redeemable Preferred Stock, $0.01 par value per share, of Company (the “Company Series K Preferred Stock”) issued and outstanding immediately prior to the First Merger Effective Time will be converted into one share of 5.875% Series K Cumulative Redeemable Preferred Stock, $0.01 par value per share, of Hermes Sub I (the “Hermes Sub I Series K Preferred Stock”) and (iv) each share of 6.25% Series H Cumulative Redeemable Preferred Stock, $0.01 par value per share, of Company (the “Company Series H Preferred Stock”), issued and outstanding immediately prior to the First Merger Effective Time will be converted into one share of 6.25% Series H Cumulative Redeemable Preferred Stock, $0.01 par value per share, of Hermes Sub I (the “Hermes Sub I Series H Preferred Stock”), in each case, upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”);

(b) at the Second Merger Effective Time, Hermes Sub I will be merged with and into Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with

Merger Sub being the surviving entity (the “Surviving Entity”) in the Second Merger, whereby (i) each outstanding share of Hermes Sub I Common Stock (other than shares of Hermes Sub I Common Stock to be cancelled in accordance with Section 3.2(a)(i)) issued and outstanding immediately prior to the Second Merger Effective Time will be converted into the right to receive the Per Share Common Stock Merger Consideration, (ii) each outstanding share of Hermes Sub I Class A Common Stock (other than shares of Hermes Sub I Class A Common Stock to be cancelled in accordance with Section 3.2(a)(i)) issued and outstanding immediately prior to the Second Merger Effective Time will be converted into the right to receive the Per Share Common Stock Merger Consideration, (iii) each share of Hermes Sub I Series H Preferred Stock (other than shares of Hermes Sub I Series H Preferred Stock to be cancelled in accordance with Section 3.2(a)(i)) issued and outstanding immediately prior to the Second Merger Effective Time will be converted into the right to receive the Per Share Series H Merger Consideration, and (iv) each share of Hermes Sub I Series K Preferred Stock (other than shares of Hermes Sub I Series K Preferred Stock to be cancelled in accordance with Section 3.2(a)(i)) issued and outstanding immediately prior to the Second Merger Effective Time will be converted into the right to receive the Per Share Series K Merger Consideration, in each case, upon the terms and conditions set forth in this Agreement and in accordance with the MGCL and the Maryland Limited Liability Company Act (“MLLCA”);

(c) following the Second Merger Effective Time, Company will be converted into a Maryland limited liability company in accordance with the terms of the MGCL and the MLLCA; and

(d) following the effectiveness of the conversion of Company into a limited liability company as described in the foregoing clause (c), Parent will contribute all of the equity interests of Merger Sub to Regency Centers, L.P., a Florida limited partnership (the “Parent Partnership”), in exchange for (i) a number of common units of Parent Partnership equal to the number of shares of Parent Common Stock issued in the Second Merger; (ii) a number of preferred units having terms substantially equivalent to the Parent Series H Preferred Stock equal to the number of shares of Parent Series H Preferred Stock issued in the Second Merger; (iii) a number of preferred units having terms substantially equivalent to the Parent Series K Preferred Stock equal to the number of shares of Parent Series K Preferred Stock issued in the Second Merger; and (iv) such other rights and obligations to be mutually agreed by and between Parent and the Parent Partnership;

WHEREAS, on May 17, 2023, Company amended the Rights Agreement, dated as of August 13, 2018, by and between Company and Computershare Inc., as rights agent, to provide for the expiration thereof as of May 17, 2023;

WHEREAS, concurrently with the execution of this Agreement, Willing L. Biddle, Catherine U. Biddle, Elinor F. Urstadt, Urstadt Property Company, Inc., Urstadt Realty Associates Co LP and Urstadt Realty Shares II L.P. (collectively, the “Family Stockholders”) have entered into a voting agreement (the “Voting Agreement”) pursuant to which, among other things, the Family Stockholders will agree, on the terms and subject to the conditions set forth in the Voting Agreement, to vote (or cause to be voted) all of the Covered Shares (as defined in the Voting Agreement) in favor of approval of the Mergers and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Company (the “Company Board”) has (i) declared that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of Company and its stockholders, (ii) approved and adopted this Agreement, the Mergers and the other transactions contemplated by this Agreement, (iii) directed that the Mergers and the other transactions contemplated by this Agreement be submitted to a vote of the holders of Company Common Stock and Company Class A Common Stock, and (iv) resolved to recommend that the holders of Company Common Stock and Company Class A Common Stock vote in favor of approval of the Mergers and the other transactions contemplated by this Agreement and to include such recommendation in the Proxy Statement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) declared that this Agreement, the Mergers and the other transactions contemplated by this Agreement, including the issuance of Parent Common Shares and Parent Preferred Shares in the Second Merger, are advisable and in the best interests of Parent and its stockholders and (ii) approved and adopted this Agreement, the Mergers and the other transactions contemplated by this Agreement, including the issuance of Parent Common Shares and Parent Preferred Shares in the Second Merger as contemplated by this Agreement;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and has adopted and approved this Agreement and approved the consummation by Merger Sub of the Second Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Hermes Sub I has (i) declared that this Agreement, the Second Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Hermes Sub I and its stockholder, (ii) approved and adopted this Agreement, the Second Merger and the other transactions contemplated by this Agreement, and (iii) resolved to recommend that Company, in its capacity as the sole stockholder of Hermes Sub I, approve of the Second Merger and the other transactions contemplated by this Agreement;

WHEREAS, Company, in its capacity as the sole stockholder of Hermes Sub I, has taken all actions required for the execution of this Agreement by Hermes Sub I and has adopted and approved this Agreement and approved the consummation by Hermes Sub I of the Mergers, including the issuance of Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock, Hermes Sub I Series H Preferred Stock and Hermes Sub I Series K Preferred Stock in the First Merger, the merger of Hermes Sub I with and into Merger Sub in the Second Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Hermes Sub II has (i) declared that this Agreement, the First Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Hermes Sub II and its stockholder, (ii) approved and adopted this Agreement, the First Merger and the other transactions contemplated by this Agreement, and (iii) resolved to recommend that Company, in its capacity as the sole stockholder of Hermes Sub I, on behalf of Hermes Sub I, in its capacity as the sole stockholder of Hermes Sub II, approve of the First Merger and the other transactions contemplated by this Agreement;

WHEREAS, Company, in its capacity as the sole stockholder of Hermes Sub I, on behalf of Hermes Sub I, in its capacity as the sole stockholder of Hermes Sub II, has taken all actions required for the execution of this Agreement by Hermes Sub II and has adopted and approved this Agreement and approved the consummation by Hermes Sub II of the First Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income Tax purposes, (i) it is intended that each of the First Merger and the Second Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) this Agreement is intended to be and is hereby adopted as a “plan of reorganization” for each of the First Merger and the Second Merger for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing, notice of violation or non-compliance, or proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal or administrative and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of a specified Person means a Person that, as of the relevant time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Benefit Plan” means, with respect to any entity, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, individual consulting, termination, separation, severance, supplemental unemployment, change in control, transaction-based, retention, stock option, restricted stock, profits interest unit, performance award, outperformance, stock purchase, stock or equity or equity-related awards, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, vision, disability, accident, life insurance, welfare benefit, cafeteria, vacation, sick or paid time off, perquisite, retirement, supplemental retirement, profit sharing, pension, savings and any other remuneration, compensation or employee benefit plan, agreement, program, policy, practice or other arrangement of any kind, whether or not subject to ERISA and whether written or unwritten, or funded or unfunded.

“Book-Entry Share” means a book-entry share of Company Common Stock, Company Class A Common Stock or Company Preferred Stock (as applicable) registered in the transfer books of Company; provided that, following the First Merger Effective Time, references to “Company” in the foregoing shall be replaced with “Hermes Sub I”.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“Certificate” means a certificate representing one or more shares of Company Common Stock or Company Class A Common Stock, as applicable; provided that, following the First Merger Effective Time, references to “Company” in the foregoing shall be replaced with “Hermes Sub I”.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Acceptable Confidentiality Agreement” means a confidentiality agreement between Company and a Person making a Company Acquisition Proposal that contains provisions that are not materially less favorable in the aggregate to Company than those contained in the Confidentiality Agreement, provided that such an agreement may contain provisions that permit Company to comply with the provisions of Section 7.3 and shall not be required to contain any standstill or similar provisions.

“Company Base Amount” means $31,600,000.00.

“Company Bylaws” means the Second Amended and Restated Bylaws of Company, as amended and supplemented and in effect from time to time.

“Company Charter” means the Amended Articles of Incorporation of Company filed with the SDAT on December 30, 1996, as amended, supplemented and corrected and in effect from time to time.

“Company Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of March 30, 2021, by and among the Company, the lenders from time to time party thereto, and the Bank of New York Mellon, as administrative agent, as amended, restated, supplemented or otherwise modified prior to the date of this Agreement.

“Company Debt Agreements” means (a) the Company Credit Facility and (b) any mortgage by the Company or any Company Subsidiary.

“Company Equity Awards” means any Company Restricted Stock Awards and any other equity-based award granted under the Company Equity Incentive Plan.

“Company Equity Incentive Plan” means Company’s Amended and Restated Restricted Stock Plan, dated March 22, 2023.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by Company or any Company Subsidiary or used or held for use by Company or any Company Subsidiary in their business.

“Company Intervening Event” means a material fact, event, circumstance, change or development that (w) materially affects the business, assets or operations of Company and the Company Subsidiaries, taken as a whole (other than any fact, event, circumstance, change or development resulting from a breach of this Agreement by Company or its Representatives),

(x) has occurred or arisen after the date of this Agreement, (y) was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Company Board as of the date of this Agreement), and which does not involve or relate to a Company Acquisition Proposal, and (z) first becomes known to the Company Board before the Company Stockholder Approval is obtained; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Company Intervening Event” has occurred: (i) the receipt, existence of or terms of a Company Acquisition Proposal or any matter relating thereto, (ii) a change in the market price or trading volume of capital stock of Company or of any equity ratings or the ratings outlook for Company or any of the Company Subsidiaries by any applicable rating agency and (iii) the fact that, in and of itself, Company meets, exceeds or fails to meet any internal or published projections, estimates or expectations of Company’s revenue, earnings or other financial performance or results of operation for any period (provided, further, that, with respect to the foregoing clauses (ii) and (iii), any fact, event, circumstance, change or development giving rise to such change, meeting, exceeding or failure may otherwise constitute or be taken into account in determining whether a Company Intervening Event has occurred if not falling into the foregoing clause (i) of this definition).

“Company Leases” means each lease or sublease (including ground leases) to which Company or the Company Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Company Properties (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Company Material Adverse Effect” means, with respect to Company, any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would, or would reasonably be expected to, individually or in the aggregate, (i) have a material adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of Company and the Company Subsidiaries, taken as a whole, or (ii) prevent or materially impair the ability of Company to consummate the Mergers or other transactions contemplated hereby in the manner contemplated by this Agreement before the Outside Date; provided, that for purposes of clause (i), “Company Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any decline in the market price, or change in trading volume, of the capital stock of Company or any failure of Company to meet any internal or publicly announced projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such decline, change or failure may be taken into account in determining whether there has been a Company Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (B) any events, circumstances, changes or effects in general economic, financial or business conditions that affect the retail real estate industry generally, (C) any changes in the conditions in the United States or global economy or capital, financial or securities markets, in each case, generally, including changes in interest or exchange rates or the imposition of trade restrictions, tariffs or similar taxes, (D) any changes in general legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the negotiation, execution and delivery of this Agreement, the consummation of the Mergers or the other transactions contemplated hereby, or the public announcement of this Agreement, the Mergers or the other transactions contemplated hereby (it being understood and agreed that this clause (F) will not apply with respect to any representation or warranty the purpose of which is to address the consequences of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the performance of obligations of Company, Hermes Sub I or Hermes Sub II hereunder or Section 8.2(a) as applies to any such representation or warranty), (G) the taking of any action at the written request or with the prior written consent of Parent, (H) earthquakes, hurricanes, floods or other natural disasters, (I) any epidemic, pandemic or disease outbreak (including COVID-19) or worsening thereof, including governmental or other commercially reasonable measures in response thereto (including the COVID-19 Measures), (J) changes after the date hereof in Law or GAAP (or any binding interpretation thereof), or (K) any Action made or initiated by any holder of Company Common Stock, Company Class A Common Stock or Company Preferred Stock, including any derivative claims, in each case, arising out of or relating to this Agreement or the transactions contemplated hereby, provided, however, that, the exceptions in each of clauses (B), (C), (D), (E) and (J) shall only apply if they do not disproportionately affect Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated Persons in the retail real estate industry in the United States and in the case of clauses (H) and (I), do not materially disproportionately affect Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated Persons in the retail real estate industry in the geographic regions in which Company and the Company Subsidiaries operate.

“Company Permitted Liens” means any of the following: (i) Lien for Taxes or governmental assessments, charges or claims of payment not yet due and payable or that is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (ii) Lien that is a cashiers’, landlords’, workers’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings; (iii) Lien that is a zoning regulation, survey exceptions, utility easements, rights of way, rights of use, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) Lien relating to Indebtedness where such Lien is disclosed on Section 4.18(a)(v) of the Company Disclosure Letter; (v) any Company Material Contracts, or leases to third parties for the occupation of portions of Company Properties as tenants only by such third parties, subject to any immaterial purchase rights including immaterial rights of first refusal or offer that may be set forth in such leases or any title exception disclosed in any Company Title Insurance Policy or other purchase rights (whether material or immaterial) disclosed on Section 1.1(b) of the Company Disclosure Letter; (vi) air rights affecting any Company Property; (vii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice; (viii) Liens recorded in a public record or other minor imperfections of title, which may include (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, in each case of this clause (viii), the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such property; or (ix) in the case of any real property that is ground leased, any Liens that encumber the fee interest of the owner of such real property.

“Company Properties” means each real property owned, or leased (including ground leased and including Company Tenancies-in-Common) as lessee or sublessee, by Company or any Company Subsidiary (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Company Protected Information” means any and all Trade Secrets owned or purported to be owned by Company or any Company Subsidiary or used or held for use by Company or any Company Subsidiary in their business, including all confidential information of Company or Company Subsidiaries, Trade Secrets of Company or Company Subsidiaries, information to which Company or any Company Subsidiary has undertaken an obligation of confidentiality to a third party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by Company or any Company Subsidiary.

“Company Restricted Stock Award” means each award of shares of Company Common Stock or Company Class A Common Stock (or portion thereof) that is unvested or is subject to a repurchase option or obligation, risk of forfeiture or other condition (whether granted by Company pursuant to the Company Equity Incentive Plan, assumed by Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Stockholder Meeting” means the duly called and held meeting of the holders of shares of Company Common Stock and Company Class A Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) Company directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) Company and/or any Person that is a Company Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of “Company Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (iii) Company, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Company Tenancies-in-Common” means each of the real properties in which Company or a Company Subsidiary holds a tenancy-in-common interest.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of March 28, 2023, by and between Parent and Company.

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants, mutations or evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive or guidelines by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), as amended.

“DownREIT” means, as applicable, (i) UB Dumont I, LLC, a Delaware limited liability company, (ii) UB High Ridge, LLC, a Delaware limited liability company, (iii) McLean Plaza Associates, LLC, a New York limited liability company, and (iv) UB Orangeburg, LLC, a Delaware limited liability company.

“DownREIT Agreement” means, as applicable, (i) that certain Amended and Restated Operating Agreement of UB Dumont I, LLC, dated August 1, 2017, as amended, (ii) that certain Amended and Restated Operating Agreement of UB High Ridge, LLC, dated March 29, 2017, as amended, (iii) that certain Amended and Restated Operating Agreement of McLean Plaza Associates, LLC, dated February 3, 2015, as amended, and (iv) that certain Amended and Restated Operating Agreement of UB Orangeburg, LLC, dated March 28, 2012, as amended.

“Environmental Law” means any applicable Law (including common law) relating to pollution or the regulation, investigation, remediation, restoration or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to exposure to Hazardous Substances), including Laws relating to the generation, recycling, processing, labeling, production, manufacture, use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” means any permit, approval, license, registration, identification number, exemption, certificate, waiver, variance, order, franchise, clearance or authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means: (i) those substances listed in, designated in, classified in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as amended, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) polychlorinated biphenyls, methane, asbestos, per- and poly-fluoroalkyl substances, 1-4, dioxane and radon; and (iv) any other substance that poses a risk of harm to human health or the environment in connection with any Environmental Law.

“Hermes Sub I Preferred Stock” means the Hermes Sub I Series H Preferred Stock and the Hermes Sub I Series K Preferred Stock.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations evidenced by bonds, debentures, notes or similar instruments, (iii) all Indebtedness of others secured by any Lien on owned or acquired property of such Person, whether or not the Indebtedness secured thereby has been assumed (other than a cashiers’, landlords’, workers’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business consistent with past practice related to work performed on behalf of such other Person), (iv) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (v) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment), (vi) all obligations under capital or finance leases, (vii) all obligations, contingent or otherwise, in respect of bankers acceptances or letters of credit, financial guarantees, letters of guarantee, surety bonds and other similar instruments, (viii) all obligations in respect of securitization transactions, (ix) all obligations under interest rate cap, swap, collar or similar transactions or currency hedging or derivatives transactions (valued at the termination value thereof), (x) any guarantee (or any other arrangement having the economic effect of a guarantee) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (xi) any agreement to provide any of the foregoing; provided, that notwithstanding the foregoing, “Indebtedness” shall not include any trade payables in the ordinary course of business.

“Intellectual Property” means all United States and foreign intellectual property rights, including (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (collectively, “Patents”), (ii) registered and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing and related registrations and applications for registration (collectively, “Marks”), (iii) registered and unregistered copyrights in both published and unpublished works and copyrightable works and all copyright registrations and applications (collectively, “Copyrights”), (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, and rights under applicable trade secret Law in the foregoing (collectively, “Trade Secrets”), (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to Company, the knowledge, after reasonable inquiry, of the persons named in Section 1.1(a) of the Company Disclosure Letter and (ii) with respect to Parent, the knowledge, after reasonable inquiry, of the persons named in Section 1.1(a) of the Parent Disclosure Letter. For purposes of Section 4.16 and Section 5.16, “reasonable inquiry” does not require environmental sampling or testing of any kind.

“Law” means any and all domestic (federal, state or local) or foreign laws, statutes, ordinances, treaties, codes, requirements, principles of common law, rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, licenses, pledge, charge, security interest, preferential arrangement, hypothecation, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Merger Consideration” means the Common Stock Merger Consideration, the Series H Preferred Stock Merger Consideration and the Series K Preferred Stock Merger Consideration.

“Nasdaq” means the Nasdaq Stock Market LLC.

“NYSE” means the New York Stock Exchange.

“Order” means a judgment, order, injunction, ruling, writ, verdict or decree of any Governmental Authority.

“Organizational Documents” means the articles of incorporation, certificates of formation, bylaws, limited liability company agreements, certificates of partnership, bylaws, partnership agreement, operating agreement or other organizational documents of an entity.

“Parent Bylaws” means the Bylaws of Parent as amended and supplemented and in effect from time to time.

“Parent Charter” means the Restated Articles of Incorporation of Parent in effect from time to time.

“Parent Common Share Price” means the volume weighted average of the closing sale prices per Parent Common Share on Nasdaq, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source mutually agreed by the Parties), on each of the ten (10) full consecutive trading days ending on and including the second (2nd) Business Day prior to the Closing Date.

“Parent Common Shares” means the shares of common stock, $0.01 par value per share, of Parent.

“Parent Equity Incentive Plan” means the Parent Amended and Restated Omnibus Incentive Plan, dated May 7, 2019.

“Parent Material Adverse Effect” means, with respect to Parent, any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would, or would reasonably be expected to, individually or in the aggregate, (i) have a material adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) prevent or materially impair the ability of Parent to consummate the Second Merger or other transactions contemplated hereby in the manner contemplated by this

Agreement before the Outside Date; provided, that for purposes of clause (i) “Parent Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any decline in the market price, or change in trading volume, of the capital stock of Parent or any failure of Parent to meet any internal or publicly announced projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such decline, change or failure may be taken into account in determining whether there has been a Parent Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (B) any events, circumstances, changes or effects in the general economic, financial or business conditions that affect the retail real estate industry generally, (C) any changes in the conditions in the United States or global economy or capital, financial or securities markets, in each case, generally, including changes in interest or exchange rates or the imposition of trade restrictions, tariffs or similar taxes, (D) any changes in general legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the negotiation, execution and delivery of this Agreement, the consummation of the Mergers or the other transactions contemplated hereby, or the public announcement of this Agreement, the Mergers or the other transactions contemplated hereby (it being understood and agreed that this clause (F) will not apply with respect to any representation or warranty the purpose of which is to address the consequences of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the performance of obligations of Parent or Merger Sub hereunder or Section 8.3(a) as applies to any such representation or warranty), (G) the taking of any action at the written request or with the prior written consent of Company, (H) earthquakes, hurricanes, floods or other natural disasters, (I) any epidemic, pandemic or disease outbreak (including COVID-19) or worsening thereof, including governmental or other commercially reasonable measures in response thereto (including the COVID-19 Measures), (J) changes after the date hereof in Law or GAAP (or any binding interpretation thereof), or (K) any Action made or initiated by any holder of Parent Common Shares, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated hereby, provided, however, that the exceptions in clauses (B), (C), (D), (E) and (J) shall only apply if they do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated Persons in the retail real estate industry in the United States and in the case of clauses (H) and (I), do not materially disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated Persons in the retail real estate industry in the geographic regions in which Parent and the Parent Subsidiaries operate.

“Parent Material Contract” means each Contract to which Parent or any Parent Subsidiary is a party as of the date of this Agreement and that is required to be filed as an exhibit to the Parent SEC Documents pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act (but for the avoidance of doubt, no Benefit Plan of Parent or any Parent Subsidiaries).

“Parent Permitted Liens” means any of the following: (i) Lien for Taxes or governmental assessments, charges or claims of payment not yet due and payable or that is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (ii) Lien that is a cashiers’, landlords’, workers’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings; (iii) Lien that is a zoning regulation, survey exceptions, utility easements, rights of way, rights of use, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) any Parent Material Contracts, or leases to third parties for the occupation of portions of Parent Properties as tenants only by such third parties, subject to any immaterial purchase rights including immaterial rights of first refusal or offer that may be set forth in such leases or any title exception disclosed in any Parent title insurance policy (whether material or immaterial); (v) air rights affecting any Parent Property; (vi) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice; (vii) Liens recorded in a public record or other minor imperfections of title, which may include (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, in each case of this clause (vii), the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such property; or (viii) in the case of any real property that is ground leased, any Liens that encumber the fee interest of the owner of such real property.

“Parent Preferred Shares” means the shares of Parent Series A Preferred Stock and Parent Series B Preferred Stock.

“Parent Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by Parent or any Parent Subsidiary (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Parent Series A Preferred Stock” means each share of Series A Preferred Stock, $0.01 par value per share, of Parent having rights, preferences and privileges substantially as set forth on Exhibit A.

“Parent Series B Preferred Stock” means each share of Series B Preferred Stock, $0.01 par value per share, of Parent having rights, preferences and privileges substantially as set forth on Exhibit B.

“Parent Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) Parent directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) Parent and/or any Person that is a Parent Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of “Parent Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (iii) Parent, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Proxy Statement” means a proxy statement in definitive form relating to the Company Stockholder Meeting, together with any amendments or supplements thereto.

“Qualifying Income” means income described in Sections 856(c)(2)(A)-(I) and 856(c)(3)(A)-(I) of the Code.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the indoor or outdoor environment.

“Representative” means, with respect to any Person, such Person’s directors, trustees, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Tax” or “Taxes” means any federal, state, local and foreign income, excise, gross receipts, capital gains, withholding, property (real or personal, tangible or intangible), recording, stamp, transfer, sales, use, franchise, employment, payroll, environmental, profits, value-added, registration, net worth, capital stock, ad valorem, alternative, add-on minimum and estimated taxes and any other taxes, duties, levies, assessments or similar governmental charges, together with any penalties, interest or additions to tax imposed with respect to such amounts.

“Tax Guidance” means an opinion from tax counsel or other tax advisor or a ruling from the IRS.

“Tax Return” means any return, declaration, report, claim for refund, election, document, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Tenant Improvement(s)” means the construction, improvement or alteration of real property (not including furniture, fixtures, equipment or inventory) for use in a tenant’s trade or business or otherwise, as required pursuant to the applicable Company Lease.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any and all comparable Laws of applicable jurisdictions relating to “mass layoffs,” “termination,” “relocation” or any “plant closing.”

(b) The following terms have the respective meanings set forth in the sections set forth below opposite such term when capitalized:

Defined Terms	Location of Definition

Agreement	Preamble

Closing	Section 2.3

Closing Date	Section 2.3

Common Stock Merger Consideration	Section 3.2(a)(ii)

Company	Preamble

Company Acquisition Proposal	Section 7.3(i)(i)

Company Adverse Recommendation Change	Section 7.3(c)

Company Alternative Acquisition Agreement	Section 7.3(a)

Company Benefit Plan	Section 4.13

Company Board	Recitals

Company Board Recommendation	Section 4.4(b)

Company Capitalization Date	Section 4.3(a)

Company Class A Common Stock	Recitals

Company Common Stock	Recitals

Company Disclosure Letter	Article 4

Company Employees	Section 4.13(f)

Company Material Contract	Section 4.18(b)

Company Parties	Section 9.3(e)

Company Permits	Section 4.6(a)

Company Preferred Stock	Section 4.3(a)

Company Qualified DC Plan	Section 7.15(c)

Company Related Party Agreement	Section 4.25

Company SEC Documents	Section 4.7(a)

Defined Terms	Location of Definition

Company Series H Preferred Stock	Recitals

Company Series K Preferred Stock	Recitals

Company Stockholder Approval	Section 4.21

Company Subsidiary Partnership	Section 4.12(i)

Company Superior Proposal	Section 7.3(i)(ii)

Company Superior Proposal Termination	Section 7.3(e)

Company Tax Protection Agreements	Section 4.12(i)

Company Terminating Breach	Section 9.1(c)(i)

Company Termination Fee	Section 9.3(g)

Company Third Party	Section 4.17(i)

Company Title Insurance Policy	Section 4.17(l)

Continuing Employee	Section 7.15(a)

Converted Entity	Section 7.10(d)

Copyrights	Section 1.1(a)

Debt Transaction	Section 7.19(b)

Debt Transaction Documents	Section 7.19(b)

Disregarded Entity	Section 7.10(d)

Enforcement Expenses	Section 9.3(f)

Exchange Agent	Section 3.3(a)

Exchange Fund	Section 3.3(b)

Exchange Ratio	Section 3.2(a)(ii)

Excluded Benefits	Section 7.15(a)

Family Stockholders	Recitals

First Interim Dividend	Section 7.11(b)

First Merger	Recitals

First Merger Articles of Merger	Section 2.4

First Merger Effective Time	Section 2.4

Form S-4	Section 4.5(b)

Hermes Sub I	Preamble

Hermes Sub I Class A Common Stock	Recitals

Hermes Sub I Common Stock	Recitals

Hermes Sub I Restricted Stock Awards	Section 3.1(c)

Defined Terms	Location of Definition

Hermes Sub I Series H Preferred Stock	Recitals

Hermes Sub I Series K Preferred Stock	Recitals

Hermes Sub II	Preamble

Hypothetical Permitted REIT Dividend Amount	Section 7.11(c)

Indemnified Parties	Section 7.5(a)

Interim Period	Section 6.1(a)

Letter of Transmittal	Section 3.3(d)(ii)

Listing	Section 7.8

Marks	Section 1.1(a)

Maryland Courts	Section 10.9

Material Company Leases	Section 4.17(g)

Maximum Amount	Section 7.5(c)

Merger Sub	Preamble

Mergers	Recitals

MGCL	Recitals

MLLCA	Recitals

Notice Period	Section 7.3(f)

Outside Date	Section 9.1(b)(i)

Parent	Preamble

Parent Board	Recitals

Parent Disclosure Letter	Article 5

Parent Partnership	Recitals

Parent REIT Dividend	Section 7.11(c)

Parent SEC Documents	Section 5.7(a)

Parent Terminating Breach	Section 9.1(d)(i)

Parties	Preamble

Party	Preamble

Patents	Section 1.1(a)

Payoff Letters	Section 7.19(c)

Per Share Common Stock Merger Consideration	Section 3.2(a)(ii)

Per Share Series H Merger Consideration	Section 3.2(a)(iii)

Defined Terms	Location of Definition

Per Share Series K Merger Consideration	Section 3.2(a)(iv)

Permitted REIT Dividend	Section 6.1(b)(iii)

Qualified REIT Subsidiary	Section 4.1(c)

Referenced Entity	Section 1.1(a)

REIT	Section 4.12(b)

REIT Requirements	Section 9.3(g)

SDAT	Section 2.4

Second Merger	Recitals

Second Merger Articles of Merger	Section 2.4

Second Merger Effective Time	Section 2.4

Series H Preferred Stock Merger Consideration	Section 3.2(a)(iii)

Series K Preferred Stock Merger Consideration	Section 3.2(a)(iv)

SOX Act	Section 4.7(b)

Surviving Entity	Recitals

Takeover Statutes	Section 4.24

Taxable REIT Subsidiary	Section 4.1(c)

Trade Secrets	Section 1.1(a)

Transfer Taxes	Section 7.10(b)

Voting Agreement	Recitals

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) the phrases “transactions contemplated by this Agreement,” “transactions contemplated hereby” and words or phrases of similar import, when used in this Agreement, refer to the Mergers and the other transactions contemplated by this Agreement;

(f) when a reference is made in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter, to information or documents being “provided,” “made available” or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (a) included in the Company SEC Documents or the Parent SEC Documents, as the case may be, that are publicly available at least one (1) Business Day prior to the date of this Agreement, (b) furnished at least one (1) Business Day prior to the date of this Agreement in the electronic data room established by the disclosing Party and to which access has been granted to the other Party and its Representatives at least one (1) Business Day prior to the date of this Agreement, or (c) otherwise provided in writing (including electronically) to the chief financial officer or general counsel of the other Party at least two (2) Business Days prior to the date of this Agreement;

(g) the word “extent” in the phrase, “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(h) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and (in the case of statutes) any regulations promulgated thereunder;

(i) any agreement or instrument defined or referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein;

(j) except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”;

(k) any period of time hereunder ending on a day that is not a Business Day shall be extended to the next succeeding Business Day;

(l) where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement;

(m) all references to the “ordinary course of business” shall mean the “ordinary course of business consistent with past practice”;

(n) any pronoun shall include the corresponding masculine, feminine and neuter forms;

(o) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

(p) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGERS

Section 2.1 The First Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with § 3-106.2 of the MGCL, at the First Merger Effective Time, Hermes Sub II shall be merged with and into Company with Company surviving the First Merger as a wholly owned subsidiary of Hermes Sub I, whereupon the separate existence of Hermes Sub II shall cease, and Company shall continue under the same name. The First Merger shall have the effects provided in this Agreement and as specified in the MGCL.

Section 2.2 The Second Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and the MLLCA, at the Second Merger Effective Time, Hermes Sub I shall be merged with and into Merger Sub with Merger Sub surviving the Second Merger as a wholly owned subsidiary of Parent, whereupon the separate existence of Hermes Sub I shall cease, and Merger Sub shall continue under the name “Urstadt Biddle Holding LLC.” The Second Merger shall have the effects provided in this Agreement and as specified in the MGCL and the MLLCA.

Section 2.3 Closing. The closing (the “Closing”) of the Mergers will take place at the offices of Hogan Lovells US LLP, 555 13th Street NW, Washington, DC 20004, or remotely by exchange of documents and signatures (or their electronic counterparts), on a date and at a time to be mutually agreed upon by the Parties, but in no event later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), unless such date is modified by mutual agreement of the Parties (the “Closing Date”). The Parties intend that none of the Mergers shall be consummated at the Closing unless all of the Mergers occur in connection with the Closing.

Section 2.4 Effective Times. Prior to the Closing, Parent and Company shall prepare and, on the Closing Date, Parent, Merger Sub and Company shall (a) cause articles of merger with respect to the First Merger (the “First Merger Articles of Merger”) and the Second Merger (the “Second Merger Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the MLLCA, as applicable, and (b) make any other filings, recordings or publications required to be made by Parent or Company under the MGCL or the MLLCA in connection with the Mergers. The First Merger shall become effective upon the date and at the time set forth in the First Merger Articles of Merger (such date and time, the “First Merger Effective Time”), and the Second Merger shall become effective upon the date and at the time set forth in the Second Merger Articles of Merger (such date and time, the “Second Merger Effective Time”), which time shall be after the First Merger Effective Time. The Parties shall use reasonable best efforts so that the Second Merger Effective Time shall occur immediately after (or, if not possible, as promptly as practicable after) the First Merger Effective Time and in all cases on the same date.

Section 2.5 Governing Documents.

(a) Effective as of the First Merger Effective Time, the articles of incorporation and bylaws of Hermes Sub I shall be substantially identical to the Company Charter and the Company Bylaws, respectively, except for changes permitted by § 3-106.2(b)(4) of the MGCL or that are mutually agreed by Parent and Company, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of incorporation and bylaws. Effective as of the First Merger Effective Time and by virtue of the Second Merger, the articles of incorporation and bylaws of Hermes Sub II as in effect immediately prior to the First Merger Effective Time shall be the charter and bylaws of the surviving corporation in the First Merger (except for the change in the name of the surviving corporation to that of Company), until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of incorporation and bylaws.

(b) Effective as of the Second Merger Effective Time and by virtue of the Second Merger, the certificate of formation and limited liability company agreement of Merger Sub as in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement.

Section 2.6 Officers/Directors.

(a) Effective as of the First Merger Effective Time, until successors are duly elected or appointed, (i) the officers and directors of Hermes Sub I shall be the officers and directors of Company as of immediately prior to the First Merger Effective Time and (ii) the officers and directors of Company shall be the officers and directors of Hermes Sub II as of immediately prior to the First Merger Effective Time.

(b) Effective as of the Second Merger Effective Time, until successors are duly elected or appointed, the officers of Merger Sub immediately prior to the Second Merger Effective Time shall be and remain the officers of the Surviving Entity.

Section 2.7 Tax Consequences. It is intended that, for U.S. federal income Tax purposes, (a) each of the First Merger and the Second Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) this Agreement be, and is hereby adopted as, a “plan of reorganization” for each of the First Merger and the Second Merger for purposes of Section 354 and Section 361 of the Code.

ARTICLE 3

EFFECTS OF THE MERGERS

Section 3.1 Effects of First Merger.

(a) Treatment of Equity Interests. At the First Merger Effective Time and by virtue of the First Merger and without any further action on the part of any Party or the holders of any securities of any Party:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall be converted into one share of Hermes Sub I Common Stock. The rights, preferences and privileges of each share of Hermes Sub I Common Stock from and after the First Merger Effective Time shall be identical to the rights, preferences and privileges of each share of Company Common Stock as of immediately prior to the First Merger Effective Time.

(ii) Each share of Company Class A Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall be converted into one share of Hermes Sub I Class A Common Stock. The rights, preferences and privileges of each share of Hermes Sub I Class A Common Stock from and after the First Merger Effective Time shall be identical to the rights, preferences and privileges of each share of Company Class A Common Stock as of immediately prior to the First Merger Effective Time.

(iii) Each share of Company Series H Preferred Stock issued and outstanding immediately prior to the First Merger Effective Time shall be converted into one share of Hermes Sub I Series H Preferred Stock. Such shares of Hermes Sub I Series H Preferred Stock shall have terms materially the same as the Company Series H Preferred Stock, with changes to such terms as are required pursuant to and made in compliance with the Articles Supplementary establishing and fixing the rights and preferences of the Company Series H Preferred Stock.

(iv) Each share of Company Series K Preferred Stock issued and outstanding immediately prior to the First Merger Effective Time shall be converted into one share of Hermes Sub I Series K Preferred Stock. Such shares of Hermes Sub I Series K Preferred Stock shall have terms materially the same as the Company Series K Preferred Stock, with changes to such terms as are required pursuant to and made in compliance with the Articles Supplementary establishing and fixing the rights and preferences of the Company Series K Preferred Stock.

(b) Treatment of Hermes Sub II Capital Stock. At the First Merger Effective Time and by virtue of the First Merger and without any further action on the part of any Party or the holders of any securities of any Party, all capital stock of Hermes Sub II issued and outstanding immediately prior to the First Merger Effective Time shall remain outstanding as capital stock of the surviving corporation in the First Merger.

(c) Treatment of Company Restricted Stock Awards. At the First Merger Effective Time and by virtue of the First Merger and without any further action on the part of any Party or the holders of any securities of any Party, each Company Restricted Stock Award that is issued and outstanding as of immediately prior to the First Merger Effective Time shall be converted into identical equity awards of Hermes Sub I with respect to shares of Hermes Sub I Common Stock or Hermes Sub I Class A Common Stock (such Company Restricted Stock Awards, as so converted, “Hermes Sub I Restricted Stock Awards”).

Section 3.2 Effects of Second Merger.

(a) Treatment of Equity Interests. At the Second Merger Effective Time and by virtue of the Second Merger and without any further action on the part of any Party or the holders of any securities of any Party:

(i) Cancellation of Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock and Hermes Sub I Preferred Stock. Each share of Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock and Hermes Sub I Preferred Stock issued and outstanding immediately prior to the Second Merger Effective Time that is held directly by Parent, Merger Sub or Hermes Sub I shall automatically be retired and shall cease to exist, and no Merger Consideration or other consideration or amount shall be paid, nor shall any other payment be made or right inure with respect thereto in connection with or as a consequence of the Second Merger.

(ii) Conversion of Hermes Sub I Common Stock and Hermes Sub I Class A Common Stock. Except as provided in Section 3.2(a)(i) or Section 3.2(b) and subject to Section 3.2(b), (A) each share of Hermes Sub I Common Stock and (B) each share of Hermes Sub I Class A Common Stock issued and outstanding immediately prior to the Second Merger Effective Time will be cancelled and retired and automatically converted into the right to receive (upon the surrender of the Certificate representing such share or, in the case of a Book-Entry Share, the automatic surrender of such Book-Entry Share), 0.347 (the “Exchange Ratio”, subject to any adjustment pursuant to Section 3.2(b)) of a Parent Common Share (the “Per Share Common Stock Merger Consideration”), without interest, plus the right, if any, to receive pursuant to Section 3.7, cash in lieu of fractional Parent Common Shares into which such shares of Hermes Sub I Common Stock and Hermes Sub I Class A Common Stock would have been converted pursuant to this Section 3.2(a). The aggregate number of Parent Common Shares payable to holders of Hermes Sub I Common Stock and Hermes Sub I Class A Common Stock as the Per Share Common Stock Merger Consideration is hereinafter referred to as the “Common Stock Merger Consideration”.

(iii) Conversion of Hermes Sub I Series H Preferred Stock. Except as provided in Section 3.2(a)(i) and subject to Section 3.2(b), each share of Hermes Sub I Series H Preferred Stock issued and outstanding immediately prior to the Second Merger Effective Time shall, subject to the terms and conditions set forth herein, automatically be converted into one (1) share of Parent Series A Preferred Stock (the “Per Share Series H Merger Consideration”). Such shares of Parent Series A Preferred Stock shall have terms materially the same as the Hermes Sub I Series H Preferred Stock, with changes to such terms as are required pursuant to and made in compliance with the Articles Supplementary establishing and fixing the rights and preferences of the Hermes Sub I Series H Preferred Stock. The aggregate number of shares of Parent Series A Preferred Stock payable to holders of Hermes Sub I Series H Preferred Stock as the Per Share Series H Merger Consideration is hereinafter referred to as the “Series H Preferred Stock Merger Consideration”.

(iv) Conversion of Hermes Sub I Series K Preferred Stock. Except as provided in Section 3.2(a)(i) and subject to Section 3.2(b), each share of Hermes Sub I Series K Preferred Stock issued and outstanding immediately prior to the Second Merger Effective Time shall, subject to the terms and conditions set forth herein, automatically be converted into one (1) share of Parent Series B Preferred Stock (the “Per Share Series K Merger Consideration”). Such shares of Parent Series B Preferred Stock shall have terms materially the same as the Series K Preferred Stock, with changes to such terms as are required pursuant to and made in compliance with the Articles Supplementary establishing and fixing the rights and preferences of the Hermes Sub I Series K Preferred Stock. The aggregate number of shares of Parent Series B Preferred Stock payable to holders of Hermes Sub I Series K Preferred Stock as the Per Share Series K Merger Consideration is hereinafter referred to as the “Series K Preferred Stock Merger Consideration”.

(v) Treatment of Merger Sub Membership Interests. All membership interests of Merger Sub issued and outstanding immediately prior to the Second Merger Effective Time shall remain outstanding as membership interests of the Surviving Entity.

(b) Adjustments. Without limiting the provisions of this Agreement and subject to Sections 6.1(b)(ii) and 6.1(b)(iii), between the date of this Agreement and the Second Merger Effective Time, if the outstanding shares of Company Common Stock, Company Class A Common Stock, Company Preferred Stock, Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock or Hermes Sub I Preferred Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then without limiting any other rights of the other Parties hereunder, the Exchange Ratio, Series H Preferred Stock Merger Consideration or Series K Preferred Stock Merger Consideration, as applicable, will be ratably adjusted to the extent necessary or appropriate to reflect fully the effect of such change. Between the date of this Agreement and the Second Merger Effective Time, if the outstanding Parent Common Shares or other capital stock of Parent are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification or other similar transaction, then without limiting any other rights of the other Parties hereunder, the Exchange Ratio, Series H Preferred Stock Merger Consideration or Series K Preferred Stock Merger Consideration, as applicable, will be ratably adjusted to the extent necessary or appropriate to reflect fully the effect of such change.

(c) Treatment of Hermes Sub I Restricted Stock Awards. At the Second Merger Effective Time and by virtue of the Second Merger and without any further action on the part of any Party or the holders thereof, each Hermes Sub I Restricted Stock Award that is issued and outstanding as of immediately prior to the Second Merger Effective Time shall become fully vested (and any restrictions shall lapse) with each share of Hermes Sub I Common Stock or Hermes Sub I Class A Common Stock, as applicable, subject to such Hermes Sub I Restricted Stock Award converted automatically into and shall thereafter represent the right to receive the Per Share Common Stock Merger Consideration in accordance with Section 3.2(a)(ii), subject to any withholding in accordance with Section 3.4.

(d) Share Transfer Books. Effective as of the First Merger Effective Time, the share transfer books of Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock, Company Class A Common Stock or Company Preferred Stock. Effective as of the Second Merger Effective Time, the share transfer books of Hermes Sub I shall be closed and thereafter there shall be no further registration of transfers of Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock or Hermes Sub I Preferred Stock. From and after the Second Merger Effective Time, Persons who held Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock or Hermes Sub I Preferred Stock immediately prior to the Second Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement. On or after the Second Merger Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent, Parent or the Surviving Entity for any reason shall be cancelled and exchanged for the Merger Consideration with respect to Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock or Hermes Sub I Preferred Stock, as applicable, formerly represented thereby.

Section 3.3 Exchange Fund; Exchange Agent.

(a) Prior to the Second Merger Effective Time, Parent will designate a bank or trust company reasonably acceptable to Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration, as provided in Sections 3.2(a)(ii), 3.2(a)(iii), Section 3.1(a)(iv) and 3.7. Prior to the Second Merger Effective Time, Parent will enter into an exchange agent agreement with the Exchange Agent in a form reasonably acceptable to Company, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.3.

(b) At or before the Second Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of the Parent Common Shares, shares of Parent Series A Preferred Stock and shares of Parent Series B Preferred Stock in book-entry form equal to the aggregate shares to be issued as the Common Stock Merger Consideration, Series H Preferred Stock Merger Consideration and Series K Preferred Stock Merger Consideration, respectively, and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash in lieu of fractional shares pursuant to Section 3.7 and any dividends or other distributions in accordance with Section 3.3(e) (such evidence of book-entry Parent Common Shares, Parent Preferred Shares and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Hermes Sub I Common Stock, Hermes Sub I

Class A Common Stock and Hermes Sub I Preferred Stock and the holders of Company Restricted Stock Awards. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the applicable Merger Consideration, aggregate cash in lieu of fractional shares pursuant to Section 3.7 and dividends or other distributions on Parent Common Shares and Parent Preferred Shares in accordance with Section 3.3(e) out of the Exchange Fund in accordance with this Agreement (provided that any amounts payable to holders of Company Equity Awards with respect to whom Company has a Tax withholding obligation shall be paid as applicable to Parent, the Surviving Entity, any of their respective Affiliates, or a third-party payroll provider for payment through an applicable payroll system). The Exchange Fund shall not be used for any other purpose.

(c) The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent or the Surviving Entity. Interest and other income on the Exchange Fund shall be the sole and exclusive property of the Surviving Entity and shall be paid to the Surviving Entity as the Surviving Entity directs. No investment of the Exchange Fund shall relieve Parent, the Surviving Entity or the Exchange Agent from making the payments required by this Article 3, and following any losses from any such investment, Parent or the Surviving Entity shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Parent’s and the Surviving Entity’s obligations hereunder for the benefit of the holders of shares of Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock and Hermes Sub I Preferred Stock at the Second Merger Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

(d) Exchange Procedures.

(i) Each certificate (or book-entry share) representing outstanding shares of Company Common Stock, Company Class A Common Stock, Company Series H Preferred Stock, Company Series K Preferred Stock or any instrument representing any Company Restricted Stock Award shall be deemed for all purposes, from and after the First Merger Effective Time, to represent the same number of shares of capital stock or other securities of Hermes Sub I, as the case may be, into which such shares of Company Common Stock, Company Class A Common Stock, Company Series H Preferred Stock, Company Series K Preferred Stock and Company Restricted Stock Award shall be converted in the First Merger. Holders of such certificates (or book-entry shares) or other instruments shall not be asked to surrender such certificates (or book-entry shares) or other instruments for cancellation.

(ii) As soon as reasonably practicable after the Second Merger Effective Time, Parent or the Surviving Entity shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate (or affidavit of loss in lieu thereof) (A) a letter of transmittal (a “Letter of Transmittal”), in customary form as prepared by Parent and reasonably acceptable to Company, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and (B) instructions for use in effecting the surrender of the Certificates in exchange for the applicable Merger Consideration into which the number of shares of Hermes Sub I Common Stock or Hermes Sub I Class A Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement and the Second Merger, together with any amounts payable in respect of cash in lieu of fractional shares pursuant to Section 3.7 and dividends or other distributions on Parent Common Shares in accordance with Section 3.3(e).

(iii) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, together with a properly completed and validly executed Letter of Transmittal, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration for each share of Hermes Sub I Common Stock or Hermes Sub I Class A Common Stock formerly represented by such Certificate pursuant to the provisions of this Article 3, together with any amounts payable in respect of cash in lieu of fractional shares pursuant to Section 3.7 and dividends or other distributions on Parent Common Shares in accordance with Section 3.3(e), by mail or by wire transfer after the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) and Letter of Transmittal, and the Certificate (or affidavit of loss in lieu thereof) so surrendered or so transferred, as applicable, shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates on the applicable Merger Consideration, cash in lieu of fractional shares pursuant to Section 3.7 or dividends or other distributions on Parent Common Shares in accordance with Section 3.3(e). In the event of a transfer of ownership of shares of Hermes Sub I Common Stock or Hermes Sub I Class A Common Stock that is not registered in the transfer records of Company, it shall be a condition of payment that any Certificate surrendered or transferred in accordance with the procedures set forth in this Section 3.3 shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any Transfer Taxes and other Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of Parent and the Exchange Agent that such Taxes either have been paid or are not applicable.

(iv) Any holder of Book-Entry Shares shall not be required to deliver an executed Letter of Transmittal to the Exchange Agent to receive the applicable Merger Consideration or other amounts pursuant to the provisions of this Article 3 from Parent that such holder is entitled to receive pursuant to this Article 3 with respect to such Book-Entry Shares. Subject to receipt of any documentation as may reasonably be required by the Exchange Agent, each holder of one or more Book-Entry Shares shall automatically upon the Second Merger Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Second Merger Effective Time (but in no event later than three (3) Business Days thereafter), the applicable Merger Consideration for each such Book-Entry Share pursuant to the provisions of this Article 3, together with any amounts payable in respect of cash in lieu of fractional shares pursuant to Section 3.7 and dividends or other distributions on Parent Common Shares or Parent Preferred Shares in accordance with Section 3.3(e). Payment of the Merger Consideration payable, the aggregate cash in lieu of fractional shares pursuant to Section 3.7 and any dividends and other distributions with respect to Book-Entry Shares pursuant to Section 3.3(e) shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrued for the benefit of holders of Book-Entry Shares on the Merger Consideration payable, the aggregate cash in lieu of fractional shares pursuant to Section 3.7 and any dividends or distributions to which such holder is entitled pursuant to Section 3.3(e).

(v) At the Second Merger Effective Time, holders of Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock and Hermes Sub I Preferred Stock shall cease to be, and shall have no rights as, stockholders of Hermes Sub I other than the right to receive the applicable Merger Consideration from Parent that such holder has the right to receive pursuant to the provisions of this Article 3, together with any amounts payable in respect of cash in lieu of fractional shares pursuant to Section 3.7 and dividends or other distributions on Parent Common Shares and Parent Preferred Shares in accordance with Section 3.3(e). The applicable Merger Consideration paid upon the surrender for exchange of Certificates (or affidavits of loss in lieu thereof) representing Hermes Sub I Common Stock or Hermes Sub I Class A Common Stock (or automatic conversion in the case of Book-Entry Shares) in accordance with the terms of this Article 3 shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock and Hermes Sub I Preferred Stock, as applicable, theretofore evidenced by such Certificates or Book-Entry Shares.

(e) Dividends with Respect to Parent Common Shares or Parent Preferred Shares. No dividends or other distributions with respect to Parent Common Shares or Parent Preferred Shares with a record date after the Second Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share not transferred with respect to the number of whole Parent Common Shares and Parent Preferred Shares issuable to such holder hereunder, and all such dividends and other distributions shall instead be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or transfer of such Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or transfer of any Book-Entry Share there shall be paid to the holder thereof, without interest: (i) the amount of dividends or other distributions with a record date after the Second Merger Effective Time theretofore paid with respect to the number of whole Parent Common Shares or Parent Preferred Shares, as applicable, to which such holder is entitled pursuant to this Agreement; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Second Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Common Shares or Parent Preferred Shares, as applicable.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and income received with respect thereto and any applicable dividends or other distributions with respect to Parent Common Shares or Parent Preferred Shares) that remains undistributed to the former holders of shares of Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock or Hermes Sub I Preferred Stock, as applicable, for six (6) months after the Second Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock or Hermes Sub I Preferred Stock prior to the Second Merger who have not theretofore complied with this Article 3 shall thereafter look only to Parent and the Surviving Entity (and only as general creditors thereof) for payment of the applicable Merger Consideration.

(g) No Liability. None of Parent, Merger Sub, Company, Hermes Sub I, Hermes Sub II, the Surviving Entity, the Exchange Agent, or any employee, officer, director, agent, Representative or Affiliate thereof, shall be liable to any Person in respect of the applicable Merger Consideration if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any shares of Hermes Sub I Common Stock, Hermes Sub I Class A Common Stock and Hermes Sub I Preferred Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.4 Withholding Rights. Notwithstanding anything to the contrary in this Agreement, each of Parent, Merger Sub, the Surviving Entity and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to such payments under applicable Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Entity, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, to which the holder thereof is entitled pursuant to this Article 3.

Section 3.6 Dissenters Rights. No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, shall be available with respect to the First Merger, Second Merger or the other transactions contemplated by this Agreement, including any remedy under Sections 3-201 et seq. of the MGCL.

Section 3.7 No Fractional Shares. No certificate or scrip representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates or the transfer of Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Hermes Sub I Common Stock or Hermes Sub I Class A Common Stock converted into the right to receive the Common Stock Merger Consideration pursuant to Section 3.2(a) who would otherwise have been entitled to receive a fraction of a Parent Common Share shall receive, in lieu thereof, cash, without interest, in an amount equal to the product of (i) the Parent Common Share Price, multiplied by (ii) such fraction of a Parent Common Share.

Section 3.8 General Effects of the Mergers. At the First Merger Effective Time, the effect of the First Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Merger Effective Time all of the property, rights, privileges, powers and franchises of Hermes Sub II shall vest in Company, and all debts, liabilities and duties of Hermes Sub II shall become the debts, liabilities and duties of Company. At the Second Merger Effective Time, the effect of the Second Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Merger Effective Time, all of the property, rights, privileges, powers and franchises of Hermes Sub I shall vest in the Surviving Entity, and all debts, liabilities and duties of Hermes Sub I shall become the debts, liabilities and duties of the Surviving Entity.

Section 3.9 Post-Closing Transaction Steps. Following the Second Merger Effective Time, Company will be converted into a Maryland limited liability company in accordance with the terms of the MGCL and the MLLCA. Following the effectiveness of the conversion of Company into a limited liability company as described in the preceding sentence, Parent will contribute all of the equity interests of Merger Sub to the Parent Partnership, in exchange for: (a) a number of common units of Parent Partnership equal to the number of shares of Parent Common Stock issued in the Second Merger; (b) a number of preferred units having terms substantially equivalent to the Parent Series H Preferred Stock equal to the number of shares of Parent Series H Preferred Stock issued in the Second Merger; (c) a number of preferred units having terms substantially equivalent to the Parent Series K Preferred Stock equal to the number of shares of Parent Series K Preferred Stock issued in the Second Merger; and (d) such other rights and obligations to be mutually agreed by and between Parent and the Parent Partnership.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (a) as set forth in the disclosure letter prepared by Company, with numbering corresponding to the numbering of this Article 4 delivered by Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any Section or subsection of the Company Disclosure Letter with respect to any Section or subsection of this Article 4 shall be deemed disclosed with respect to any other Section or subsection of this Article 4 to the extent the applicability of such disclosure is reasonably apparent on the face of such disclosure); provided, that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation, warranty, covenant or agreement of Company made herein and no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to in the Company Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Company or any Company Subsidiary is a party exists or has actually occurred, or (b) as disclosed in the Company SEC Documents publicly available and filed with, or furnished to, as applicable, the SEC prior to the date of this Agreement and publicly available on EDGAR (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of any representation or warranty set forth in this Article 4), Company hereby represents and warrants to Parent that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Company is duly qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, validly existing or in good standing (to the extent applicable), or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business as a foreign corporation, company or partnership, as applicable, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing (to the extent applicable) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Section 4.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of the Company Subsidiaries, together with (1) the percentage of interest held, directly or indirectly, by Company in each Company Subsidiary and (2) the classification for U.S. federal income Tax purposes of each Company Subsidiary as a REIT, a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (a “Qualified REIT Subsidiary”), a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (a “Taxable REIT Subsidiary”), an entity that is disregarded as an entity separate from its owner under Treasury Regulations Section 301.7701-3, or a partnership.

(d) Section 4.1(d) of the Company Disclosure Letter sets forth Company’s (or the applicable Company Subsidiary’s) ownership interest in any Person (other than in the Company Subsidiaries and investments in short-term investment securities). Except as set forth in Section 4.1(d) of the Company Disclosure Letter, neither Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 4.2 Organizational Documents. Company has made available to Parent complete and correct copies of the Company Charter and the Company Bylaws and the Organizational Documents of (a) each material Company Subsidiary, (b) each Company Subsidiary that is not wholly owned by Company or another wholly owned Company Subsidiary and (c) each other entity in which Company or any Company Subsidiary has any material equity interests, in each case as in effect on the date hereof.

Section 4.3 Capital Structure.

(a) The authorized capital stock of Company consists of 100,000,000 shares of Company Class A Common Stock, 30,000,000 shares of Company Common Stock, 50,000,000 shares of preferred stock, of which 4,600,000 shares are designated as Series H Preferred Stock and 4,400,000 shares are designated as Series K Preferred Stock (together, “Company Preferred Stock”), and 20,000,000 shares of excess stock, $0.01 par value per share. At the close of business on May 15, 2023 (the “Company Capitalization Date”), (i) 28,972,016 shares of Company Class A Common Stock (which includes 605,600 Company Restricted Stock Awards) were issued and outstanding, (ii) 10,358,591 shares of Company Common Stock (which includes 941,800 Company Restricted Stock Awards) were issued and outstanding, (iii) 4,600,000 shares of Series H Preferred Stock were issued and outstanding, (iv) 4,400,000 shares of Series K Preferred Stock were issued and outstanding, (v) 1,182,125 shares were reserved and available for grant under the Company Equity Incentive Plan, which at the discretion of the Compensation Committee of the Company Board administering the Company Equity Incentive Plan may be any combination of Company Class A Common Stock or Company Common Stock and (vi) no shares of excess stock were issued and outstanding. Since the close of business on the Company Capitalization Date to the date of this Agreement, there has been no issuance or grant of any Company Class A Common Stock, Company Common Stock, Company Preferred Stock or any other securities of Company, other than any issuances of Company Class A Common Stock or Company Common Stock Awards in accordance with the exercise, vesting or settlement, as applicable, of any Company Restricted Stock Awards outstanding as of the close of business on the Company Capitalization Date in accordance with the terms thereof or as required by the terms of the DownREIT Agreements (in accordance with Section 7.17). Subject to the filing of the applicable articles of amendment and articles supplementary of Hermes Sub I with, and acceptance for record by, the SDAT, the authorized and issued capital stock of Hermes Sub I as of immediately prior to the Second Merger Effective Time shall be equivalent to that of Company as of immediately prior to the First Merger Effective Time.

(b) Section 4.3(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Company Capitalization Date, of (i) each Company Restricted Stock Award, (ii) the name of the holder thereof and whether such holder is a current or former director, employee or other individual service provider of Company and Company Subsidiaries, (iii) the number of shares of Company Class A Common Stock or Company Common Stock underlying each such award, (iv) the grant date, and (v) the extent to which each such award is vested and the times and extent to which each such award will vest.

(c) All issued and outstanding shares of the capital stock of Company are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock or Company Class A Common Stock may vote.

(d) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth on Section 4.1(d) of the Company Disclosure Letter, Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries and each other Person in which Company, directly or indirectly, owns ownership interests, free and clear of all Liens other than transfer restrictions imposed by any applicable Law or the Organizational Documents of any Company Subsidiary.

(e) Except as set forth on Section 4.3(e) of the Company Disclosure Letter, there are no outstanding subscriptions, securities, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Company or any of the Company Subsidiaries is a party or, to the Knowledge of Company, by which any of them is bound obligating Company or any of the Company Subsidiaries to (i) issue, transfer, deliver or sell or create, or cause to be issued, transferred, delivered or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, securities, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments, (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests, or (iv) provide for voting trusts or similar agreements or understandings concerning the voting of any capital stock of Company or any of the Company Subsidiaries.

(f) Company does not have a “poison pill” or similar stockholder rights plan.

(g) Neither Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(h) All dividends or other distributions on the shares of Company Common Stock and any dividends or other distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.4 Authority.

(a) Each of Company, Hermes Sub I and Hermes Sub II has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement to which it is a party, including the Mergers. The execution and delivery of this Agreement by Company, Hermes Sub I and Hermes Sub II and the consummation by Company, Hermes Sub I and Hermes Sub II of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Company, Hermes Sub I or Hermes Sub II are necessary to authorize this Agreement or the Mergers or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Mergers, to receipt of the Company Stockholder Approval, and to the filing of the applicable articles of merger with, and acceptance for record of the applicable articles of merger by, the SDAT. This Agreement has been duly executed and delivered by Company, Hermes Sub I and Hermes Sub II and assuming due and valid authorization, execution and delivery by Parent and Merger Sub, constitutes a legally valid and binding obligation of Company, Hermes Sub I and/or Hermes Sub II enforceable against Company, Hermes Sub I and/or Hermes Sub II in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar

Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Company Board, at a duly held meeting, has (i) declared that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of Company and its stockholders, (ii) approved and adopted this Agreement, the Mergers and the other transactions contemplated by this Agreement, (iii) directed that the Mergers and the other transactions contemplated by this Agreement be submitted to a vote of the holders of Company Common Stock and Company Class A Common Stock, and (iv) resolved to recommend that the holders of Company Common Stock and Company Class A Common Stock vote in favor of approval of the Mergers and the other transactions contemplated by this Agreement and to include such recommendation in the Proxy Statement (such recommendations, the “Company Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Company, Hermes Sub I and Hermes Sub II does not, and, assuming receipt of the Company Stockholder Approval and that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, as applicable, the performance of this Agreement, the transactions contemplated hereby and Company’s, Hermes Sub I’s and Hermes Sub II’s obligations hereunder will not: (i) conflict with or result in a violation of any provision of (A) the Company Charter or the Company Bylaws, or (B) any comparable Organizational Documents of any Company Subsidiary, (ii) conflict with or result in any violation of any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of any obligation or any loss of any benefit or increase in any cost or obligation of Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of, or result in a, termination, modification, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Company or any Company Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii) above, as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by Company, Hermes Sub I and Hermes Sub II does not, and the performance of this Agreement by Company, Hermes Sub I and Hermes Sub II will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement in definitive form and of a registration statement on Form S-4 pursuant to which the offer and sale of Parent Common Shares and Parent Preferred Shares in the Second Merger will be registered pursuant to the Securities Act and in which the Proxy Statement will be included (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the applicable articles of merger with, and the acceptance for record of each articles of merger by, the SDAT pursuant to the MGCL and the MLLCA with respect to the Mergers, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iv) such filings as may be required in connection with state and local Transfer Taxes, (v) any filings or approvals required under the rules and regulations of the NYSE, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or as otherwise set forth on Section 4.5(b) of the Company Disclosure Letter.

Section 4.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.16 and Section 4.17, which are addressed solely in those Sections, Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, registrations, waivers, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority, including building permits and certificates of occupancy, necessary for Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority. Neither Company nor any Company Subsidiary has received any written notice from a Governmental Authority asserting a failure, or possible failure, to comply with any Company Permit, the subject of which written notice has not been resolved prior to the date of this Agreement as required thereby or otherwise to the satisfaction of the Governmental Authority sending such notice, except for such failures as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither Company nor any Company Subsidiary is or has been in conflict with, or in default or violation of (i) any Law or Order applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.12, which are addressed solely in such Section), or (ii) any Company Permits, except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 SEC Documents; Financial Statements.

(a) Company has timely filed with, or furnished (on a publicly available basis) to, the SEC all forms, documents, statements, schedules, registration statements, definitive proxy statements and reports required to be filed or furnished by Company with the SEC, including any amendments or supplements thereto, since November 1, 2020 (the forms, documents, statements, schedules and reports filed or furnished with the SEC since November 1, 2020, including any amendments or supplements thereto, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents, at the time of filing or being furnished (or effectiveness in the case of registration statements), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Documents filed or furnished and publicly available prior to the date of this Agreement. Company does not have any outstanding and unresolved comments from the SEC with respect to any Company SEC Documents. No Company Subsidiary is required to file any form or report with the SEC.

(b) Company has made available to Parent complete and correct copies of all written correspondence between the SEC, on one hand, and Company, on the other hand, since November 1, 2020. At all applicable times, Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “SOX Act”) and the rules and regulations thereunder, as amended from time to time.

(c) The consolidated financial statements of Company and the Company Subsidiaries included, or incorporated by reference, in the Company SEC Documents, including the related notes and schedules, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act), and each of the consolidated balance sheets of Company included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Company and the Company Subsidiaries, taken as a whole, as of their respective dates, and each of the consolidated statements of income, equity and cash flows of Company included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) fairly presented in all material respects the results of operations, equity or cash flows, as the case may be, of Company and the Company Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

(d) Neither Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Company, any Company Subsidiary or such Company’s or Company Subsidiary’s audited financial statements or other Company SEC Documents.

(e) Since November 1, 2020, Company maintains a system of disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. There has been no change in Company’s internal controls over financial reporting that has occurred since October 31, 2022, that has materially affected, or is reasonably likely to materially affect, Company’s internal controls over financial reporting. Since October 31, 2022, there have been no significant deficiencies or material weaknesses in Company’s internal controls over financial reporting (whether or not remediated). Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer, to Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to materially affect Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees of Company or any Company Subsidiary who have a significant role in Company’s internal controls over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date of this Agreement. As used in this Section 4.7(e), the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board as in effect on the date of this Agreement. The principal executive officer and principal financial officer of Company have made all certifications required by the SOX Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

(f) Company is in compliance in all material respects with all current listing and governance requirements of the New York Stock Exchange.

Section 4.8 Absence of Certain Changes or Events. From October 31, 2022, through the date of this Agreement, Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice. From October 31, 2022, through the date of this Agreement, there has not been any Company Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a Company Material Adverse Effect.

Section 4.9 No Undisclosed Liabilities. There are no liabilities or obligations of Company or any of the Company Subsidiaries of any nature that would be required under GAAP to be set forth on the financial statements of Company or the notes thereto, other than: (a) liabilities reflected or reserved against on the balance sheet of Company dated as of January 31, 2023 (including the notes thereto) as required by GAAP, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, (c) liabilities incurred in the ordinary course of business consistent with past practice since January 31, 2023, or (d) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.10 No Default. Neither Company nor any of the Company Subsidiaries is in default or violation (and to the Knowledge of Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (a) (i) the Company Charter or the Company Bylaws, or (ii) the comparable Organizational Documents of any of the Company Subsidiaries, or (b) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Company or any of the Company Subsidiaries is a party or by which Company, any of the Company Subsidiaries or any of their respective properties or assets is bound, except in the case of clauses (a)(ii) and (b) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.11 Litigation. Except as individually or in the aggregate would not reasonably be expected to be material to Company and the Company Subsidiaries, taken as a whole: (a) there is no Action pending or, to the Knowledge of Company, threatened by or before any Governmental Authority, nor, to the Knowledge of Company, is there any investigation pending by any Governmental Authority, in each case, against or affecting Company or any Company Subsidiary or any director or officer of Company or any Company Subsidiary, in their capacity as a director or an officer of Company or such Company Subsidiary, and (b) neither Company nor any Company Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

Section 4.12 Taxes.

(a) Each of Company and each Company Subsidiary has duly and timely filed with the appropriate Governmental Authority all income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are true, complete and correct in all material respects. Each of Company and each Company Subsidiary has duly and timely paid (or there has been duly and timely paid on its behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by it, whether or not shown on any Tax Return.

(b) Company (i) for all taxable years commencing with Company’s taxable year ended October 31, 1970, and through and including its taxable year ended October 31, 2022, has elected and has been subject to U.S. federal taxation as a “real estate investment trust” within the meaning of Sections 856 through 860 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT, and has so qualified, for all such years; (ii) has been organized and has operated since November 1, 2020, to the date hereof, in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to operate until the First Merger Effective Time in such a manner as to qualify as a REIT (including with regard to the REIT distribution requirements) for its taxable year that includes and/or ends on the day of the First Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in Company’s failure to qualify as a REIT or in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Knowledge of Company, threatened. Company’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year commencing with and including the taxable year ended October 31, 2016, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (x) Company’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (y) Company’s net capital gain for such year.

(c) (1) There are no audits, disputes, examinations, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or Tax Returns of Company or any Company Subsidiary; (2) no material deficiency for Taxes of Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Company, threatened by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (3) neither Company nor any Company Subsidiary has waived any statute of limitations with respect to the assessment or collection of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open Tax year; (4) neither Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return; and (5) neither Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each Company Subsidiary and each other entity in which Company holds, directly or indirectly, an interest, that is a partnership, joint venture or limited liability company has been since its formation treated for United States federal income Tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for federal income Tax purposes. No Company Subsidiary or other entity in which Company holds, directly or indirectly, an interest, is a corporation or an association taxable as a corporation, other than a corporation or an association taxable as a corporation that qualifies and has elected (as applicable) to be taxed as a Taxable REIT Subsidiary, a Qualified REIT Subsidiary, a REIT or a condominium association.

(e) Neither Company nor any Company Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(f) For each taxable year since and including the year ended October 31, 2016, each of Company and each Company Subsidiary has not incurred (i) any material liability for Taxes under Section 856(g)(5), 857(b), 857(f), 860(c) or 4981 of the Code and (ii) any material liability for Taxes other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the preceding sentence will be imposed upon Company or any Company Subsidiary.

(g) Neither Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary of Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” in each case as defined in Section 857(b)(7) of the Code.

(h) Each of Company and each Company Subsidiary has complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment, withholding and collection of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and collected and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld or collected and paid over on or prior to the due date thereof under all applicable Laws, and are not liable for any arrears or wages or any Taxes or any penalty for failure to withhold or pay such amounts.

(i) Except as set forth on Section 4.12(i) of the Company Disclosure Letter there are no Company Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of Company threatened to raise, a material claim against Company or any Company Subsidiary for any breach of any Company Tax Protection Agreement or a claim that any of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Company Tax Protection Agreement. As used herein, “Company Tax Protection Agreements” means any written agreement to which Company or any Company Subsidiary is a party pursuant to which: (i) any liability to direct or indirect holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of limited partnership interests or limited liability company in a Company Subsidiary Partnership, Company or any Company Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee or otherwise assume economic risk of loss with respect to debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, (D) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (E) use (or refrain from using) a particular method for allocating one or more liabilities under Section 752 of the Code and/or (F) only dispose of assets in a particular manner; and/or (iii) in connection with the deferral of income Taxes of a direct or indirect holder of limited partnership interests in a Company Subsidiary Partnership, any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership or is so guarantying or indemnifying, or has so assumed, such debt. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for United States federal income tax purposes.

(j) There are no Liens for Taxes upon any property or assets of Company or any Company Subsidiary other than Company Permitted Liens.

(k) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Company or any Company Subsidiary (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business), and after the Closing Date neither Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(l) Neither Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority, or has entered into any written agreement with a Governmental Authority, with respect to any Taxes.

(m) Neither Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or other affiliated, consolidated, combined or similar group for Tax purposes (other than a group the common parent of which was Company or a Company Subsidiary) or (ii) has any liability for the Taxes of any Person (other than Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (excluding customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes), or otherwise.

(n) Neither Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(o) As of the date of this Agreement, Company is not aware of any fact or circumstances that could reasonably be expected to prevent the First Merger or the Second Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(p) None of Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(q) No written power of attorney that has been granted by Company or any Company Subsidiary (other than to Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes, except for powers of attorney granted to counsel with respect to appeals of real estate Tax assessments.

(r) Neither Company nor any Company Subsidiary (other than any Company Subsidiary that is a Taxable REIT Subsidiary) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(s) No entity in which Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(t) Section 4.12(t) of the Company Disclosure Letter sets forth a list of all transactions intended to qualify as an exchange subject to Section 1031(a)(1) of the Code in which either Company or any Company Subsidiary has participated that has not been completed as of the date hereof.

(u) Neither Company nor any Company Subsidiary (i) has, or has ever had, a permanent establishment in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident.

Section 4.13 Benefit Plans; Employees.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of each material Company Benefit Plan. “Company Benefit Plan” means each Benefit Plan (i) maintained, sponsored, contributed to, required to be contributed to, or participated in by Company or any of the Company Subsidiaries or with respect to which Company or any of the Company Subsidiaries is a party for the benefit of or relating to any current or former director, employee, or other individual service provider of Company and Company Subsidiaries or (ii) with respect to which Company or any of the Company Subsidiaries has or may have any obligation or liability (contingent or otherwise and including as a result of being an ERISA Affiliate with any person), excluding former agreements under which neither Company nor any Company Subsidiary has any remaining obligations and any of the foregoing that are required to be maintained by Company or any Company Subsidiary under the Laws of any jurisdiction. Company has provided or made available to Parent, in each case, to the extent applicable and as of the date of this Agreement: (i) accurate and complete copies of all documents setting forth the terms of each material Company Benefit Plan including all amendments thereto; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA with respect to each material Company Benefit Plan; (iii) all trust agreements, insurance contracts and funding agreements, including all amendments thereto; (iv) all discrimination and compliance tests performed under the Code for the most recent plan year; (v) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code; and (vi) all material, non-routine and written filings, notices, correspondence or other communications relating to any Company Benefit Plan that was submitted to or received from the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor, the SEC, or any other Governmental Authority in the past three years.

(b) None of Company, any Company Subsidiary or any of their respective ERISA Affiliates maintains, sponsors, contributes to, is required to contribute to or participates in, or has ever maintained, sponsored, contributed to, been required to contribute to or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). None of Company, any Company Subsidiary or any of their respective ERISA Affiliates have incurred, nor are there any circumstances under which they could reasonably incur, any liability or obligations under Title IV of ERISA. Except as set forth in Section 4.13(b) of the Company Disclosure Letter, none of Company, any Company Subsidiary or any of their respective ERISA Affiliates have any liability or obligation to provide post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any person for any reason (or to any such person’s eligible dependents), other than coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code at the recipient’s sole premium cost. No Company

Benefit Plan provides or reflects or represents any liability or obligation of Company or any Company Subsidiary to provide life insurance, health benefits or other welfare benefits to any member of Company’s Board of Directors for any reason, unless such director is also an employee of Company or any Company Subsidiary.

(c) Except as set forth on Section 4.13(c) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, trustee, employee or other individual service provider of Company or any of the Company Subsidiaries; (ii) create any limitation or restriction on the right to merge, amend or terminate any Company Benefit Plan; or (iii) result in the payment of any amount or benefit to a “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could, individually or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither Company nor any Company Subsidiary has any obligation to gross-up or otherwise reimburse or compensate any current or former director, trustee, employee, or other individual service provider for any Taxes incurred by such individual under or pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.

(d) Each Company Benefit Plan and the administrators and fiduciaries of each Company Benefit Plan have complied in all material respects with the applicable requirements of ERISA, the Code, and any other applicable Law. Each Company Benefit Plan that is intended to comply with Section 401(a) of the Code has received a favorable determination letter issued by the IRS or is maintained under a prototype or volume submitter plan and may rely upon a favorable opinion or advisory letter issued by the IRS with respect to such prototype or volume submitter plan. To the Knowledge of Company, no event has occurred with respect to any Company Benefit Plan which will or could give rise to disqualification of such plan, the loss of intended Tax consequences under the Code, or any material Tax or liability or penalty. All contributions and payments due from Company, any Company Subsidiary or any of their respective ERISA Affiliates with respect to each Company Benefit Plan as required by Law and by the terms of the Company Benefit Plans have been timely made or to the extent not yet due, have been timely accrued in accordance with GAAP in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents.

(e) (1) There are no material proceedings pending (other than routine claims for benefits) or, to the Knowledge of Company, threatened with respect to a Company Benefit Plan or the assets of a Company Benefit Plan; (2) to the Knowledge of Company, no fiduciary (as defined in ERISA Section 3(21)) of a Company Benefit Plan has breached any fiduciary, co-fiduciary or other duty imposed under Title I of ERISA; and (3) to the Knowledge of Company, no “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Code Section 4975) of any Company Benefit Plan has engaged in any nonexempt “prohibited transaction” (as defined in Code Section 4975 or ERISA Section 406) which has had or would reasonably be expected to have a Company Material Adverse Effect.

(f) Company has provided or made available to Parent under separate cover a true, correct and complete listing of all employees of Company and Company Subsidiaries (the “Company Employees”) as of the date of this Agreement, including each such Company Employee’s name, job title or function, employer entity name, classification as exempt or non-exempt under applicable Law, job location, leave of absence status and expected return to work date, and date of hire, as well as a true, correct and complete listing of his or her current base salary or wage payable, the amount of all compensation paid or payable to such Company Employee for the most recently-completed calendar year, the amount of accrued but unused vacation time, and his or her current participation in any Company Benefit Plan, each as of the date of this Agreement. The employment of all Company Employees may be terminated on an at-will basis.

(g) Neither Company nor any Company Subsidiary is or has ever been a party to or bound (in whole or in part) by any collective bargaining agreement or other labor union contract applicable to employees of Company or any Company Subsidiary, nor is any such agreement or contract presently being negotiated. There are no activities or proceedings of any labor union or employee group to organize any employees of Company or any Company Subsidiary or any current union representation questions involving such employees nor have there been any such activities or proceedings within the past three (3) years. There is no labor strike, controversy, slowdown, work stoppage or lockout occurring, or, to the Knowledge of Company, threatened by or with respect to any employees of Company or any Company Subsidiary, nor has any such action occurred or, to the Knowledge of Company, been threatened, within the past three (3) years. There are no material unfair labor practice complaints pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority. No material charges with respect to or relating to Company or any Company Subsidiary are pending or, to the Knowledge of Company, threatened before the Equal Employment Opportunity Commission or any other Governmental Authority. There is no material employment-related Action pending or, to the Knowledge of Company, threatened with respect to any current or former employees of Company or any Company Subsidiary, including any Actions with respect to payment of wages, salary or overtime pay, discrimination, harassment or wrongful discharge. Neither Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with or citation by any Governmental Authority relating to employees or employment practices, and there are no pending or, to the Knowledge of Company, threatened investigations, audits or similar proceedings alleging breach or violation of any labor or employment law. Neither Company nor any Company Subsidiary has or will become subject to any obligation under applicable Law or otherwise to notify or consult with, prior to or after the Closing, any Company Employee, Governmental Authority or other Person with respect to the impact of the transactions contemplated hereby on the employment of any of the Company Employees or the compensation or benefits provided to any of the Company Employees.

(h) Neither Company nor any Company Subsidiary has taken any action in the past three (3) years that has triggered any liability or an obligation to provide notice under WARN.

Section 4.14 Information Supplied. None of the information relating to Company and the Company Subsidiaries contained in the Proxy Statement or that is provided by Company and the Company Subsidiaries in writing for inclusion or incorporation by reference in the Form S-4 or any other document filed with the SEC in connection with the transactions contemplated by this Agreement will (a) in the case of the Form S-4, at the time it is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) in the case of the Proxy Statement, at the time of the mailing thereof, at the time the Company Stockholder Meeting is held, at the time that the Form S-4 is declared effective or at the Second Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) with respect to any other document to be filed by Company with the SEC in connection with the First Merger, the Second Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement will (with respect to Company, its officers and directors and the Company Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement that were not supplied by or on behalf of Company or any Company Subsidiaries.

Section 4.15 Intellectual Property, Data and Information Technology. Except as set forth on Section 4.15 of the Company Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a) Company and the Company Subsidiaries own all Intellectual Property owned or purported to be owned by Company or any Company Subsidiary, free and clear of all Liens other than Company Permitted Liens, and are licensed to use, or otherwise possess valid rights to use, all other Intellectual Property used in or held for use in, and necessary for the conduct of, the business of Company and the Company Subsidiaries as it is currently conducted;

(b) all Company Intellectual Property owned or purported to be owned by Company or any Company Subsidiary that has been issued by or registered with, or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are not expired, cancelled or abandoned and, to the Knowledge of Company, are valid and enforceable;

(c) there are no pending or, to the Knowledge of Company, threatened written claims against Company or any Company Subsidiary alleging that the Company Intellectual Property infringes, misappropriates or otherwise violates (or since November 1, 2020, infringed, misappropriated or otherwise violated) any Intellectual Property rights of any third party or that any of the Company Intellectual Property is invalid or unenforceable;

(d) to the Knowledge of Company, the conduct of the business of Company and Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate (or since November 1, 2020, infringed, misappropriated or otherwise violated) any Intellectual Property rights of any third party;

(e) to the Knowledge of Company, no third party is misappropriating, infringing or otherwise violating any Company Intellectual Property;

(f) Company and Company Subsidiaries have taken reasonable measures to protect the security, privacy and confidentiality of all Company Protected Information.

(g) Company and Company Subsidiaries have not experienced any breach of security, unauthorized access or disclosure of Company Protected Information since November 1, 2020;

(h) to the Knowledge of Company, the software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, in each case, used in the operation of the businesses of Company and Company Subsidiaries are in reasonably adequate operating order to fulfill the purposes for which they were acquired, licensed or established with respect to the businesses of Company and Company Subsidiaries, do not contain any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase or otherwise harm software, hardware or data and are considered by Company to effectively perform all information technology operations necessary to conduct the businesses of Company and Company Subsidiaries as they are currently conducted.

Section 4.16 Environmental Matters. Except as set forth on Section 4.16 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) Company and each Company Subsidiary are in compliance and, except for matters that have been fully and finally resolved, Company and each Company Subsidiary have for the past five (5) years complied with all Environmental Laws;

(b) Company and each Company Subsidiary maintain all Environmental Permits necessary to conduct their operations as currently conducted and are in compliance with their respective Environmental Permits, and all such Environmental Permits are valid;

(c) in the past five (5) years, neither Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law;

(d) neither Company nor any Company Subsidiary is subject to any Order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, or cleanup of Hazardous Substances and no Action is pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary under any Environmental Law;

(e) neither Company nor any Company Subsidiary is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law; and

(f) neither Company nor any Company has caused, and to the Knowledge of Company, no other Person has caused any Release of any Hazardous Substance at any Company Property.

Section 4.17 Properties.

(a) Section 4.17(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the address and common name of each Company Property as of the date of this Agreement and identifies each such Company Property under which Company or any Company Subsidiary is a lessee or sublessee, including any other real property in which Company or any Company Subsidiary holds any air rights. Section 4.17(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the real property that, as of the date of this Agreement, is under contract to be purchased by Company or a Company Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. Except for any pending acquisitions under contract disclosed on Section 6.1 of the Company Disclosure Letter, there are no real properties that either Company or any Company Subsidiary is obligated to buy, lease or sublease at some future date.

(b) Either Company or a Company Subsidiary owns good and valid fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) or leasehold title (as applicable) or air rights to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens none of which Company Permitted Liens are or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither Company nor any of the Company Subsidiaries has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right that is necessary to permit the current use and operation of the buildings and improvements on any of the Company Properties as currently used and operated or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Properties has failed to be obtained or is not in full force and effect, and neither Company nor any Company Subsidiary has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) Except as listed on Section 4.17(e) of the Company Disclosure Letter, since November 1, 2020, neither Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation, eminent domain or similar proceedings or material rezoning proceedings is pending or, to Company’s Knowledge, threatened, with respect to any material portion of any of the Company Properties; (ii) any Laws, including any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law have been violated for any Company Property, which violation or any enforcement action related thereto would prevent the Company Property and any associated improvements from continuing to be operated in the ordinary course of business; or (iii) any default under any agreement evidencing any Lien or other agreement affecting the Company Properties, except for defaults which would not reasonably be expected to be material to Company and the Company Subsidiaries, taken as a whole.

(f) Except for discrepancies, errors or omissions that, individually or in the aggregate, are not or would not reasonably be expected to be material to Company and the Company Subsidiaries, taken as a whole, the rent rolls for each of the Company Properties, as of April 30, 2023, which rent rolls have previously been made available by or on behalf of Company or any Company Subsidiary to Parent (including an indication of whether any Company Property is subject to net leases), are true and correct in all respects and (i) correctly reference each lease or sublease that was in effect as of April 30, 2023, and to which Company or a Company Subsidiary is a party as lessor or sublessor with respect to each of the Company Properties and (ii) identify the rent payable under the Company Leases as of such date. Company or a Company Subsidiary has received all security deposits required by the applicable Company Lease other than immaterial deficiencies, and such security deposits have been held and applied in all material respects in accordance with Law and the applicable Company Leases.

(g) True, correct and complete (in all material respects) copies of all ground leases with respect to the Company Properties where Company or any Company Subsidiary is the lessee or sublessee, in each case in effect as of the date hereof, have been made available to Parent. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as disclosed on Section 4.17(g) of the Company Disclosure Letter, (i) neither Company nor any Company Subsidiary is and, to the Knowledge of Company, no other party is in breach or violation of, or default under, any of the (x) ground leases with respect to the Company Properties where Company or any Company Subsidiary is the lessee or sublessee and (y) Company Leases for real property in excess of 20,000 square feet (excluding solar project rooftop leases with annual rent of less than $100,000) (the “Material Company Leases”), (ii) no event has occurred that would result in a breach or violation of, or a default under, any Material Company Lease by Company or any Company Subsidiary, or, to the Knowledge of Company, any other party thereto (in each case, with or without notice or lapse of time) and no tenant under a Material Company Lease is in monetary default under such Material Company Lease, and (iii) each Material Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Company or a Company Subsidiary and, to the Knowledge of Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(h) As of the date of this Agreement, no material purchase option has been exercised under any Company Lease for which the purchase has not closed prior to the date of this Agreement.

(i) Except for Company Permitted Liens, as set forth in Company Leases, joint venture agreements and title documents provided to Parent prior to the date hereof, as set forth on Section 4.17(i) of the Company Disclosure Letter or as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by any Company Subsidiary, which, in each case, is in favor of any party other than Company or a Company Subsidiary (a “Company Third Party”).

(j) Except as set forth on Section 4.17(j) of the Company Disclosure Letter, pursuant to a Company Lease, or any ground lease affecting any Company Property, neither Company nor any Company Subsidiary is a party to any agreement pursuant to which Company or any Company Subsidiary manages or manages the development of any real property for any Company Third Party.

(k) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(l) Except as would not, individually or in the aggregate, materially impair the value of the applicable Company Property or to the extent that the continued use and operation of the applicable Company Property would not have a material adverse impact on Company, Company and each Company Subsidiary, as applicable, are in possession of title insurance policies or, to the Knowledge of the Company, valid marked-up title commitments evidencing title insurance with respect to each Company Property (each, a “Company Title Insurance Policy”). Since November 1, 2020, no written claim has been made against any Company Title Insurance Policy that would be material to any Company Property. No written claim has been made against any Company Title Insurance Policy that remains outstanding as of the date hereof.

(m) Company and any Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy) except as individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of Company’s or any Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that have not and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.18 Material Contracts.

(a) Except for contracts listed in Section 4.18(a) of the Company Disclosure Letter, this Agreement or contracts filed as exhibits to the Company SEC Documents, as of the date of this Agreement, neither Company nor any Company Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i) is a “material contract” as defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act or any contract that is required to be filed as an exhibit to the Company SEC Documents pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act (but, for the avoidance of doubt, no Company Benefit Plan);

(ii) obligates Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $500,000 and is not cancelable within ninety (90) days without material penalty to Company or any Company Subsidiary, except for any Company Lease or any ground lease affecting any Company Property;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts or limits in any respect the business of Company or any Company Subsidiary (or, that, following the Closing, would so restrict or limit in any respect Parent or any of its Affiliates), or that otherwise restricts or limits, in each case, in any material respect, the lines of business conducted by Company or any Company Subsidiary or the geographic area in which Company or any Company Subsidiary may conduct business (or, that, following the Closing, would so restrict or limit in any respect Parent or any of its Affiliates), other than any broker agreement, ground lease or exclusive lease provisions and other similar leasing restrictions entered into by Company and Company Subsidiaries in the ordinary course of business;

(iv) is an agreement that obligates Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Company or any Company Subsidiary pursuant to which Company or a Company Subsidiary is the indemnitor (other than the Company Charter and Company Bylaws and the Organizational Documents of the Company Subsidiaries);

(v) constitutes an Indebtedness obligation (or commitments in respect thereof) of Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) with a principal (or committed) amount as of the date hereof greater than $500,000, or that mortgages, pledges or otherwise places a Lien on any portion of the assets of the Company or any Company Subsidiary, other than (x) any contract in respect of a ground lease or retail lease or obligations thereunder (y) surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business and consistent with past practice in each case to the extent not drawn upon and (z) any contract solely among or between Company and its wholly owned Subsidiaries;

(vi) (A) is an agreement entered into on or after November 1, 2021 for the acquisition, disposition, assignment, transfer or ground leasing (whether by merger, purchase or sale of assets or otherwise) of assets or real properties with a fair market value in excess of $500,000 or (B) is an agreement for the acquisition, disposition, assignment, transfer or ground leasing (whether by merger, purchase or sale of assets or otherwise) of assets or real properties that contains any material ongoing obligations binding on Company or any Company Subsidiary, in each case of clause (A) and (B), other than Company Leases (other than ground leases);

(vii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging or derivatives transaction;

(viii) provides for the governance, operational or financial terms of any joint venture, partnership, limited liability company with a Company Third Party member or strategic alliance of Company or any Company Subsidiary, including the DownREIT Agreements;

(ix) constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by Company or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $250,000; or

(x) constitutes a tenancy-in-common agreement among the tenants in common of the Company Tenancies-in-Common.

(b) Each contract in any of the categories set forth in Section 4.18(a) to which Company or any Company Subsidiary is a party or by which it is bound is referred to herein as a “Company Material Contract.” Company has made available to Parent correct and complete copies of all Company Material Contracts as of the date of this Agreement (including all material amendments or supplements thereto).

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on Company and each Company Subsidiary that is a party thereto and, to the Knowledge of Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, Company and each Company Subsidiary has performed all obligations required to be performed by it under each Company Material Contract and, to the Knowledge of Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract. None of Company or any Company Subsidiary, nor, to the Knowledge of Company, any other party thereto, is in breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation or breach of, or default under, any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. There are no disputes pending or, to Company’s Knowledge, threatened with respect to any Company Material Contract, and neither Company nor any Company Subsidiary has received notice of any violation of or default or termination under any Company Material Contract, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.19 Insurance. Company and the Company Subsidiaries maintain insurance policies covering such risks which policies are adequate for the operation of its business and the protection of the assets of Company and the Company Subsidiaries and are reasonable and customary for the business of Company and the Company Subsidiaries. All premiums due and payable under such insurance policies have been paid other than immaterial deficiencies, and Company and Company Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of such policies. To the Knowledge of Company, such insurance policies are valid and enforceable in accordance with their terms and are in full force and effect, and since November 1, 2020, no written notice of cancellation or termination has been received by Company or any Company Subsidiary with respect to any such policy other than in the ordinary course of business consistent with past practice or which has been replaced on substantially similar terms prior to the date of such cancellation. There is no claim by Company or any Company Subsidiary pending under any such insurance policies which (a) is material and has been denied or disputed by the insurer or (b) would have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.20 Opinion of Financial Advisor. The Company Board has received the opinion of Eastdil Secured Advisors LLC (to be confirmed in writing), to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to holders (other than any wholly owned Company Subsidiary, Parent and any Parent Subsidiary) of Company Common Stock and Company Class A Common Stock. A true, correct and complete copy of such opinion will be provided to Parent by Company solely for informational purposes within one (1) Business Day after the date of this agreement, it being expressly understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or any other Person for any purpose.

Section 4.21 Approval Required. The affirmative vote of the holders of shares of Company Common Stock and Company Class A Common Stock, voting together as a single class, representing a majority of all votes entitled to be cast on the matter to approve the Mergers and the other transactions contemplated by this Agreement at the Company Stockholder Meeting (the “Company Stockholder Approval”) is the only vote of holders of securities of Company required to approve this Agreement, Mergers or the other transactions contemplated by this Agreement.

Section 4.22 Brokers. Except for the fees and expenses payable to Eastdil Secured Advisors LLC and Deutsche Bank Securities Inc., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any Company Subsidiary. A copy of the engagement letters with Eastdil Secured Advisors LLC and Deutsche Bank Securities Inc. have been made available to Parent prior to the date hereof.

Section 4.23 Investment Company Act. Neither Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.24 Takeover Statutes; Excess Stock. The Company Board has taken all action necessary to render inapplicable to the Mergers and the other transactions contemplated by this Agreement and the Voting Agreement the restrictions on business combinations and control share acquisitions contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL and in order to, to the extent applicable, exempt any acquisition of beneficial ownership of Company’s capital stock pursuant to the Voting Agreement from the “Ownership Limit” (as set forth in Section 9.b of the Company Charter). No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) or restriction contained in the Company Charter or Company Bylaws is applicable to this Agreement, the Voting Agreement, the Mergers or the other transactions contemplated by this Agreement or the Voting Agreement. Neither Company nor any Company Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of Parent as defined in Section 3-601 of the MGCL.

Section 4.25 Related Party Transactions. From November 1, 2020 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC that have not been so reported. Except for agreements not required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC, Section 4.25 of the Company Disclosure Letter sets forth each agreement between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand (each, a “Company Related Party Agreement”).

Section 4.26 Hermes Sub I; Hermes Sub II. All of the authorized capital stock of Hermes Sub I is, and, until the First Merger Effective Time will be, owned by Company and such capital stock is validly issued and outstanding. Hermes Sub I was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Second Merger Effective Time, Hermes Sub I will have engaged in no business and have no liabilities or obligations other than in connection with the transactions contemplated by this Agreement. All of the authorized capital stock of Hermes Sub II is, and, until the First Merger Effective Time will be, owned by Hermes Sub I and such capital stock is validly issued and outstanding. Hermes Sub II was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the First Merger Effective Time, Hermes Sub II will have engaged in no business and have no liabilities or obligations other than in connection with the transactions contemplated by this Agreement.

Section 4.27 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 4, neither Company nor any other Person on behalf of Company has made any representation or warranty, expressed or implied, with respect to Company or Company Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or Company Subsidiaries. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by

Company in this Article 4, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Parent or any other Person has made or is making, and Company has not relied on, any representations or warranties relating to Parent whatsoever, express or implied, beyond those expressly given by Parent in Article 5, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to Company or any of its Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as set forth in the disclosure letter prepared by Parent, with numbering corresponding to the numbering of this Article 5 delivered by Parent to Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any Section or subsection of the Parent Disclosure Letter with respect to any Section or subsection of this Article 5 shall be deemed disclosed with respect to any other Section or subsection of this Article 5 to the extent the applicability of such disclosure is reasonably apparent on the face of such disclosure); provided, that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation, warranty, covenant or agreement of Parent or Merger Sub made herein and no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to in the Parent Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent or any Parent Subsidiary is a party exists or has actually occurred; or (b) as disclosed in the Parent SEC Documents publicly available and filed with, or furnished to, as applicable, the SEC prior to the date of this Agreement and publicly available on EDGAR (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article 5), Parent hereby represents and warrants to Company that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business as a foreign real estate investment trust, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Each Parent Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, validly existing or in good standing (to the extent applicable), or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business as a foreign corporation, company or partnership, as applicable, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing (to the extent applicable) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.2 Organizational Documents. Parent has made available to Company complete and correct copies of the Parent Charter and the Parent Bylaws and the Agreement of Limited Partnership of Parent Partnership in each case as in effect on the date hereof.

Section 5.3 Capital Structure.

(a) The authorized shares of Parent consist of 220,000,000 Parent Common Shares, 30,000,000 shares of preferred stock, $0.01 par value per share, and 10,000,000 shares of special common stock, $0.01 par value per share. At the close of business on May 15, 2023, (i) 170,997,989 Parent Common Shares were issued and outstanding, (ii) no shares of preferred stock or special common stock of Parent were issued and outstanding, (iii) 5,637,725 Parent Common Shares were reserved for issuance pursuant to the terms of outstanding options or equity or equity-based awards granted pursuant to the Parent Equity Incentive Plan, and (iv) 3,682,272 Parent Common Shares were available for grant under the Parent Equity Incentive Plan.

(b) All issued and outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Parent Common Shares may vote. All equity interests in Parent Partnership are duly authorized and validly issued.

(c) There are no outstanding subscriptions, securities, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Parent is a party or, to the Knowledge of Parent, by which it is bound obligating Parent to (i) issue, transfer, deliver or sell or create, or cause to be issued, transferred, delivered or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, securities, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments, (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide for voting trusts or similar agreements or understandings concerning the voting of any capital stock of Parent.

(d) Parent does not have a “poison pill” or similar stockholder rights plan.

(e) All dividends or other distributions on the Parent Common Shares and other capital stock of Parent and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.4 Authority.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated by this Agreement to which Parent and Merger Sub are parties, including the Second Merger. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate and limited liability company action, respectively, and no other corporate and limited liability company proceedings on the part of Parent or Merger Sub, respectively, are necessary to authorize this Agreement or the Second Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Second Merger and the issuance of Parent Common Shares and Parent Preferred Shares contemplated by this Agreement to the filing of the Second Merger Articles of Merger with, and acceptance for record of the Second Merger Articles of Merger by the SDAT. This Agreement has been duly executed and delivered by Parent and Merger Sub and assuming due and valid authorization, execution and delivery by Company, Hermes Sub I and Hermes Sub II, each constitutes a legally valid and binding obligation of Parent and/or Merger Sub, as applicable, enforceable against Parent and/or Merger Sub, as applicable, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Parent Board, at a duly held meeting, has (i) declared that this Agreement, the Second Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Parent and its stockholders, and (ii) approved and adopted this Agreement, the Second Merger and the other transactions contemplated by this Agreement and authorized the issuance of Parent Common Shares as payment of the Merger Consideration.

Section 5.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub, as applicable, does not, and assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, as applicable, the performance of this Agreement, the transactions contemplated hereby and Parent’s and Merger Sub’s obligations hereunder will not, (i) conflict with or result in a violation of any provision of (A) the Parent Charter or Parent Bylaws, or (B) any comparable Organizational Documents of any Parent Subsidiary, (ii) conflict with or result in any violation of any Law applicable to Parent, or any Parent Subsidiary or by which any property or asset of Parent, or any Parent Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 5.5(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Parent or any Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of, or result in a termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, or any Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent or any Parent Subsidiary is a party, other than a Parent Permitted Lien, except, as to clauses (i)(B), (ii) and (iii) above, as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement in preliminary and definitive form and the Form S-4 and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of each articles of merger with, and the acceptance for record of each articles of merger by, the SDAT pursuant to the MGCL and the MLLCA with respect to the Second Merger, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, in connection with the issuance of Parent

Common Shares and Parent Preferred Shares pursuant to this Agreement and approval of listing the Parent Common Shares and Parent Preferred Shares including the applicable Merger Consideration on the Nasdaq, (iv) such filings as may be required in connection with state and local Transfer Taxes (v) any filings or approvals required under the rules and regulations of the Nasdaq or NYSE, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or as otherwise set forth on Section 5.5(b) of the Parent Disclosure Letter.

Section 5.6 Compliance with Laws.

(a) Neither Parent nor any Parent Subsidiary is or has been in conflict with, or in default or violation of any authorizations, licenses, permits, certificates, approvals, registrations, waivers, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority, including building permits and certificates of occupancy, necessary for Parent and each Parent Subsidiary to own, lease and, to the extent applicable, operate its properties or carry on its respective business substantially as they are being conducted, except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Neither Parent nor any Parent Subsidiary is or has been in conflict with, or in default or violation of any Law or Order applicable to Parent, or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound (except for Laws addressed in Section 5.12, which are addressed solely in such Section), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.7 SEC Documents; Financial Statements.

(a) Parent has timely filed with, or furnished (on a publicly available basis) to, the SEC all forms, documents, statements, schedules, registration statements, definitive proxy statements and reports required to be filed or furnished by Parent with the SEC, including any amendments or supplements thereto, since January 1, 2021 (the forms, documents, statements, schedules and reports filed or furnished with the SEC since January 1, 2021, including any amendments or supplements thereto, the “Parent SEC Documents”). As of their respective dates, the Parent SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents, at the time of filing or being furnished (or effectiveness in the case of registration statements), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Parent SEC Documents filed or furnished and publicly available prior to the date of this Agreement. Parent does not have any outstanding and unresolved comments from the SEC with respect to any Parent SEC Documents.

(b) The consolidated financial statements of Parent and the Parent Subsidiaries included, or incorporated by reference, in the Parent SEC Documents, including the related notes and schedules, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act), and each of the consolidated balance sheets of Parent included in or incorporated by reference into the Parent SEC Documents (including the related notes and schedules) fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Parent and the Parent Subsidiaries, taken as a whole, as of their respective dates, and each of the consolidated statements of operations, equity and cash flows of Parent included in or incorporated by reference into the Parent SEC Documents (including any related notes and schedules) fairly presented in all material respects the results of operations, equity or cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Parent SEC Documents filed and publicly available prior to the date of this Agreement.

(c) Since January 1, 2021, Parent has designed and maintains a system of disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. There has been no change in Parent’s internal control over financial reporting that has occurred since December 31, 2022 that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Since December 31, 2022, there have been no significant deficiencies or material weaknesses in Parent’s internal control over financial reporting (whether or not remediated). Parent has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to materially affect Parent’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees of Parent or any Parent Subsidiary who have a significant role in Parent’s internal controls over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date of this Agreement. As used in this Section 5.7(c), the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board as in effect on the date of this Agreement. The principal executive officer and principal financial officer of Parent have made all certifications required by the SOX Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

(d) Parent is in compliance in all material respects with all current listing and governance requirements of the Nasdaq.

Section 5.8 Absence of Certain Changes or Events. From December 31, 2022 through the date of this Agreement, Parent and each Parent Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice and there has not been any Parent Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.9 No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of the Parent Subsidiaries of any nature that would be required under GAAP to be set forth on the financial statements of Company or the notes thereto, other than: (a) liabilities reflected or reserved against on the balance sheet of Parent dated as of December 31, 2022 (including the notes thereto) as required by GAAP, (b) liabilities incurred in connection with the transactions contemplated by this Agreement or (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2022 or (d) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.10 No Default. Neither Parent nor any of the Parent Subsidiaries is in default or violation (and to the Knowledge of Parent, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Parent Charter or the Parent Bylaws, or (ii) the comparable Organizational Documents of any of the Parent Subsidiaries, except for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.11 Litigation. Except as individually or in the aggregate would not reasonably be expected to have a Parent Material Adverse Effect (a) there is no Action pending or, to the Knowledge of Parent, threatened by or before any Governmental Authority, nor, to the Knowledge of Parent, is there any investigation pending by any Governmental Authority, in each case, against or affecting Parent or any Parent Subsidiary or any director or officer of Parent or any Parent Subsidiary, in their capacity as a director or an officer of Parent or such Parent Subsidiary, and (b) neither Parent nor any Parent Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

Section 5.12 Taxes.

(a) Except as individually or in the aggregate would not reasonably be expected to have a Parent Material Adverse Effect:

(i) Each of Parent and each Parent Subsidiary has duly and timely filed with the appropriate Governmental Authority all Tax Returns required to be filed by it, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are true, complete and correct. Each of Parent and each Parent Subsidiary has duly and timely paid (or there has been duly and timely paid on its behalf), or made adequate provisions in accordance with GAAP for, all Taxes required to be paid by it, whether or not shown on any Tax Return.

(ii) Parent (i) for all taxable years commencing with Parent’s taxable year ended December 31, 1993 and through and including its taxable year ended December 31, 2022, has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for all such years; (ii) has been organized and has operated since January 1, 2023 to the date hereof, in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) will continue to operate through the Second Merger Effective Time in such a manner as to qualify as a REIT (including with regard to the REIT distribution requirements) for its taxable year that includes the day of the Second Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in Parent’s failure to qualify as a REIT or in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and, no such challenge is pending or, to the Knowledge of Parent, threatened.

(b) As of immediately prior to the Second Merger Effective Time, Merger Sub is treated for U.S. federal income Tax purposes as a disregarded entity.

Section 5.13 Information Supplied. None of the information relating to Parent and the Parent Subsidiaries contained in the Proxy Statement or that is provided by Parent and the Parent Subsidiaries in writing for inclusion or incorporation by reference in the Form S-4 or any other document filed with the SEC in connection with the transactions contemplated by this Agreement will (a) in the case of the Form S-4, at the time it is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) in the case of the Proxy Statement, at the time of the mailing thereof, at the time the Company Stockholder Meeting is held, at the time that the Form S-4 is declared effective or at the Second Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) with respect to any other document to be filed by Parent with the SEC in connection with the First Merger, the Second Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement will (with respect to Parent, its officers and directors and the Parent Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement that were not supplied by or on behalf of Parent or any Parent Subsidiaries.

Section 5.14 Intellectual Property. Except as would not reasonably be expected to have a Parent Material Adverse Effect: (a) Parent and the Parent Subsidiaries own all Intellectual Property owned or purported to be owned by Parent or any Parent Subsidiary, free and clear of all Liens other than Parent Permitted Liens, and are licensed to use, or otherwise possess valid rights to use, all other Intellectual Property used in or held for use in, and necessary for the conduct of, the business of Parent and the Parent Subsidiaries as it is currently conducted; (b) to the Knowledge of Parent, the conduct of the business of Parent and Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate (or since January 1, 2021, infringed, misappropriated or otherwise violated) any Intellectual Property rights of any third party; and (c) Parent and Parent Subsidiaries have not experienced any breach of security, unauthorized access or disclosure of Trade Secrets or other confidential information since January 1, 2021.

Section 5.15 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i) Parent and each Parent Subsidiary are in compliance and, except for matters that have been fully and finally resolved, Parent and each Parent Subsidiary have for the past two (2) years complied with all Environmental Laws;

(ii) In the past two (2) years, neither Parent nor any Parent Subsidiary has received any written notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law;

(iii) Neither Parent nor any Parent Subsidiary is subject to any Order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, or cleanup of Hazardous Substances and no Action is pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law; and

(iv) Neither Parent nor any Parent Subsidiary has caused a Release of a Hazardous Substance at any Parent Property.

Section 5.16 Properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) either Parent or a Parent Subsidiary owns good and valid fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) or leasehold title (as applicable) or air rights to each of the Parent Properties, in each case, free and clear of Liens, except for Parent Permitted Liens; and

(b) neither Parent nor any of the Parent Subsidiaries has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Parent Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Parent Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same) or (ii) written notice of any uncured violation of any Laws affecting any of the Parent Properties.

Section 5.17 Material Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Material Contract is legal, valid, binding and enforceable on Parent and each Parent Subsidiary that is a party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each Parent Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Parent Material Contract and, to the Knowledge of Parent, each other party thereto has performed all obligations required to be performed by it under such Parent Material Contract prior to the date hereof. None of Parent or any Parent Subsidiary, nor, to the Knowledge of Parent, any other party thereto, is in breach or violation of, or default under, any Parent Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation or breach of, or default under, any Parent Material Contract, except where in each case such breach, violation or default would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received notice of any violation of or default under any Parent Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.18 No Shareholder Approval Required. No vote of holders of securities of Parent is required to approve the issuance of the Parent Common Shares to be issued in the Second Merger or any of the other transactions contemplated hereby.

Section 5.19 Brokers. Except for the fees and expenses payable to RBC Capital Markets, LLC and Wells Fargo Securities, LLC, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Second Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any Parent Subsidiary.

Section 5.20 Investment Company Act. Neither Parent nor any Parent Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.21 Parent Shares and Funds. Parent has reserved a sufficient number of Parent Common Shares and, prior to the Closing, will authorize and reserve a sufficient number of shares of Parent Series A Preferred Stock and Parent Series B Preferred Stock in order to fulfill its obligations hereunder. All Parent Common Shares and shares of Parent Series A Preferred Stock and Parent Series B Preferred Stock that may be issued pursuant to this Agreement will be, when issued in accordance with the terms of this Agreement for the consideration expressed herein, duly authorized, validly issued, fully paid and nonassessable, and will be free of restrictions on transfer. Parent has available sufficient cash or lines of credit available to pay the aggregate cash in lieu of fractional shares pursuant to Section 3.7, and Parent will have, at the Closing, all amounts required to be paid by Parent in connection with the consummation of the transactions contemplated by this Agreement and any other related fees and expenses.

Section 5.22 Merger Sub. All of the authorized membership interests of Merger Sub are, and at the Second Merger Effective Time will be, owned by Parent and such membership interests are validly issued and outstanding. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Second Merger Effective Time, Merger Sub will have engaged in no business and have no liabilities or obligations other than in connection with the transactions contemplated by this Agreement.

Section 5.23 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5, neither Parent nor any other Person on behalf of Parent has made any representation or warranty, expressed or implied, with respect to Parent or Parent Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or Parent Subsidiaries. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by Parent in this Article 5, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of Company or any other Person has made or is making, and Parent has not relied on, any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article 4, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Parent or any of its Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1 Conduct of Business by Company.

(a) From (and including) the date of this Agreement and until the earlier to occur of the Second Merger Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 9.1 (the “Interim Period”), except (v) to the extent required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization, (w) to the extent action is reasonably taken (or reasonably omitted) in response to COVID-19 or COVID-19 Measures; provided, that such action (or omission) is reasonably consistent with Company’s and Company Subsidiaries’ actions taken (or omitted) prior to the date hereof in response to COVID-19 or COVID-19 Measures and Company shall, to the extent reasonably practicable, notify Parent in advance of taking or omitting to take any such action and consult with Parent in good faith, (x) as may be consented to in advance in writing by Parent (which consent shall not in any case be unreasonably withheld, delayed or conditioned), (y) as may be expressly required pursuant to this Agreement, or (z) as otherwise set forth on Section 6.1(a) of the Company Disclosure Letter, each of Company and Hermes Sub I shall, and shall cause each of the Company Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, (ii) use its commercially reasonable efforts to (A) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Company’s, Hermes Sub I’s or any Company Subsidiary’s control excepted) and (B) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and material relationships with third parties (including customers, tenants, lessees, lessors, property managers and joint venture partners) and (iii) maintain the status of Company (and, following the First Merger Effective Time, Hermes Sub I) as a REIT.

(b) Without limiting the foregoing, during the Interim Period, except (w) to the extent required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization, (x) as may be consented to in advance in writing by Parent (which consent shall not in any case be unreasonably withheld, delayed or conditioned), (y) as may be expressly required by this Agreement or (z) as set forth in the applicable subsection of Section 6.1(b) of the Company Disclosure Letter, Company and Hermes Sub I shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) amend (A) the Company Charter or the Company Bylaws or the Organizational Documents of Hermes Sub I or Hermes Sub II in any respect or (B) such comparable Organizational Documents of any other Company Subsidiary, if, in the case of clause (B), such amendment would be materially adverse to Company or Parent;

(ii) split, combine, reclassify, subdivide or recapitalize any shares of stock or other equity securities (or securities convertible into equity securities) or ownership interests of Company, Hermes Sub I or any Company Subsidiary (other than any wholly owned Company Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Company, Hermes Sub I or any Company Subsidiary or other equity securities or ownership interests in Company or any Company Subsidiary, except for (A) the declaration and payment by Company of regular quarterly dividends in accordance with Section 7.11(b) and in an amount not to exceed $0.225 per share of Company Common Stock and $0.25 per share of Company Class A Common Stock, (B) the declaration and payment of dividends or other distributions to Company by any directly or indirectly wholly owned Company Subsidiary, and (C) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by Company, in accordance with the requirements of the Organizational Documents of such Company Subsidiary; provided, that notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii) and Section 7.11, Company, Hermes Sub I and any Company Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, to the extent required for each of Company, Hermes Sub I (following the First Merger), and any Company Subsidiary that is qualified as a REIT under the Code as of the date hereof to maintain its status as a REIT under the Code or applicable state Law or to avoid or reduce the imposition on such entity of any entity-level income or excise Tax under the Code or applicable state Law, after taking into account the dividends made or expected to be made pursuant to Section 7.11(a) (any such dividend, a “Permitted REIT Dividend”);

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Company, Hermes Sub I or a Company Subsidiary, other than (A) the forfeiture or withholding of shares of Company Common Stock and Company Class A Common Stock to satisfy withholding Tax obligations with respect to outstanding Company Equity Awards, (B) the creation of new wholly owned Company Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement (including the other provisions of this Section 6.1(b)) and (C) redemption, conversion or repurchase of equity interests in a DownREIT pursuant to the requirements of the applicable DownREIT Agreement (provided that, in the case of clause (C), Company shall obtain consent from Parent as to whether to pay such amount in cash or shares or other form);

(v) except for (A) transactions among Company and one or more wholly owned Company Subsidiaries or among two or more wholly owned Company Subsidiaries, or (B) issuances of shares of Company Common Stock and Company Class A Common Stock upon the vesting or scheduled delivery of shares pursuant to, Company Equity Awards in accordance with their terms as in effect on the date of this Agreement, issue, sell, pledge, dispose, encumber or grant any shares of Company’s, Hermes Sub I’s or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company’s or any of the Company Subsidiaries’ capital stock or other equity interests;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) transfers by Company or any wholly owned Company Subsidiary to or from Company or any existing wholly owned Company Subsidiary, (B) acquisitions of personal property in the ordinary course of business that do not exceed $500,000 in the aggregate or (C) the redemption or purchase of any equity interests in a DownREIT pursuant to the requirements of the applicable DownREIT Agreement (provided that, in the case of clause (C), Company shall obtain consent from Parent as to whether to pay such amount in cash or shares or other form);

(vii) sell, mortgage, pledge, lease, license, assign, transfer, dispose of, encumber or grant a Lien, or effect a deed in lieu of foreclosure with respect to, any real property, personal property, intangible property, Company Intellectual Property or interest in any corporation, partnership, limited liability company or other business organization, except (A) such matters that constitute a Company Permitted Lien, (B) transfers by Company or any wholly-owned Company Subsidiary to or from Company or any wholly-owned Company Subsidiary, (C) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice or (D) dispositions of immaterial personal property in the ordinary course of business;

(viii) incur, create, assume, refinance, replace or prepay any Indebtedness or issue or amend the terms of any debt securities of Company, Hermes Sub I, Hermes Sub II or any of the Company Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company Credit Facility in the ordinary course of business consistent with past practice for (1) working capital purposes in an aggregate amount not to exceed $5,000,000, (2) payment of dividends permitted by Section 6.1(b)(iii) or Section 7.11, (3) Tenant Improvements at any of the Company Properties and (4) in connection with funding any transactions permitted by this Section 6.1(b), (B) Indebtedness of any wholly owned Company Subsidiary to Company or to another wholly owned Company Subsidiary or (C) the posting of letters of credit in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $1,000,000;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), other than (A) by Company or a wholly owned Company Subsidiary to Company or a wholly owned Company Subsidiary and (B) loans, advances, capital contributions or investments made pursuant to the requirements of any Company Leases or ground leases pursuant to which any third party is a lessee or sublessee on any Company Property or pursuant to the requirements of any existing joint venture arrangements or other contract to which Company or a Company Subsidiary is a party as of the date of this Agreement (subject to Section 7.17);

(x) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any (1) Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), (2) Company Related Party Agreement, (3) any contract or agreement that relates to Company’s or any of the Company Subsidiaries’ liquor, self-storage or solar businesses or otherwise to any business other than the primary business of Company (other than vendor or distribution agreements entered into the ordinary course of business consistent with past practice) or (4) any contract or agreement (excluding Company Leases) that has a value of $500,000 or greater and where the term of such agreement would extend beyond the second anniversary of the date hereof (unless such agreement is cancelable or terminable by Company or a Company Subsidiary without cost or penalty), in each case other than any termination or renewal in accordance with the terms of any such contract that occurs automatically without any action (other than notice of renewal) by (or on behalf of or at the direction or inducement of) Company, Hermes Sub I or any Company Subsidiary or any of their respective Representatives;

(xi) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Material Company Lease (or any lease for real property that, if existing as of the date hereof, would be a Material Company Lease), except, in each case, for (A) any termination, modification or renewal in accordance with the terms of any such lease that occurs automatically without any action (other than notice of renewal) by (or on behalf of or at the direction or inducement of) Company, Hermes Sub I or any Company Subsidiary or (B) any agreement for the waiver by a tenant of such tenant’s rights under any Material Company Lease; provided that solely for references to Material Company Lease in this Section 6.1(b)(xi), the threshold amount in the definition of “Material Company Lease” shall be deemed to be “7,500 square feet” and shall also include any lease with a term (including any tenant options to extend or renew) of ten (10) years or greater; provided further that, if, within two (2) Business Days after Company provides notice requesting Parent’s consent pursuant to this Section 6.1(b)(xi), Parent has not either affirmatively provided or withheld consent or reasonably requested additional information from Company with respect to such request, Company may provide a second notice requesting such consent, which notice shall specifically state that it is a second notice under this Section 6.1(b)(xi), and to the extent no response is received from Parent within one (1) Business Day after Company delivers such second notice, Parent’s consent shall be deemed given;

(xii) commence any Action or waive, release, assign, settle or compromise any claim or Action, other than (A) settlements (i) if the amount of any such settlement is not in excess of $50,000 individually or $250,000 in the aggregate, or (ii) for amounts not in excess of the Company’s available insurance coverage as of the date hereof, and, in each case, such settlement does not involve the imposition of any injunctive relief against the Company or any Company Subsidiary and does not provide for any admission of liability or wrongdoing by the Company or any of the Company Subsidiaries, (B) settlements of any Actions initiated by the Company or any Company Subsidiary against a former tenant of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice, or (C) commencement of any Action against tenants in the ordinary course of business consistent with past practice if the amount of any damages claimed is not in excess of $50,000 individually and (D) any claim or Action relating to Taxes (which, for the avoidance of doubt, shall be governed by Section 6.1(b)(xvi));

(xiii) except as required by applicable Law or any Company Benefit Plans, or as set forth on Section 6.1 of the Company Disclosure Letter, (A) hire or terminate the employment (without cause) of any employee of Company or any Company Subsidiary with a total annual base salary in excess of $100,000 (other than to replace any employee that departs after the date of this Agreement), (B) materially increase in any manner (or accelerate the vesting, payment or funding of) the amount, rate or terms of compensation or benefits of any employee, officer or director or individual service provider of Company or any Company Subsidiary or, (C) enter into, adopt, amend or terminate any Company Benefit Plan, (D) amend or waive any of its rights under, or accelerate the vesting, payment or exercisability under, any provision of the Company Equity Incentive Plan or any provision of any contract evidencing any Company Equity Award or otherwise modify any of the terms of any outstanding Company Equity Award, (E) fund or make any contribution to any Company Benefit Plan or any related trust or other funding vehicle or (F) enter into any contract with any labor union or similar organization, including a collective bargaining agreement;

(xiv) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any binding interpretation thereof) or make any material change to its methods of accounting, except as required by a change in GAAP (or any binding interpretation thereof) or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP, the SEC or the Financial Accounting Standards Board or any similar organization;

(xv) enter into any new line of business or form or enter into any new funds or joint ventures or expand Company’s liquor, self-storage, solar or other non-real estate businesses in any respect;

(xvi) enter into or modify in a manner adverse to Company or Parent or their respective subsidiaries any Company Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file any material Tax Return that is materially inconsistent (other than as a result of any change in, or enactment of any new, applicable Tax Law) with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendment prior to the date hereof), amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, consent (other than in the ordinary course of business consistent with past practice) to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or regulations applicable to Company or (B) to the extent necessary, as reasonably determined by Company in consultation with Parent, (1) to preserve Company’s or, following the First Merger, Hermes Sub I’s qualification as a REIT under the Code or (2) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary, Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xvii) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (A) Company or, following the First Merger, Hermes Sub I, to fail to qualify as a REIT or (B) any Company Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for federal income Tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xviii) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the First Merger and/or the Second Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xix) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except as required under this Agreement;

(xx) except (A) pursuant to Company’s budgeted items set forth on Section 6.1 of the Company Disclosure Letter, (B) in connection with any Tenant Improvements at any of the Company Properties, (C) capital expenditures in the ordinary course of business consistent with past practice necessary to repair and/or prevent damage to any of the Company Properties in an amount not to exceed $100,000, in the aggregate with respect to any one property, or (D) or capital expenditures in the ordinary course of business consistent with past practice as is reasonably necessary in the event of an emergency situation after prior notice to, and consulting with, Parent (provided, that if the nature of such emergency renders prior notice or consultation to Parent impracticable, Company shall provide notice to Parent as promptly as reasonably practicable after making such capital expenditure), make or commit to make any capital expenditures;

(xxi) cancel any of Company’s or any Company Subsidiaries insurance policies or fail to pay the premiums on any such insurance policies such that such failure causes a cancellation of such policy, or fail to use commercially reasonable efforts to maintain such policies in the ordinary course of business consent with past practice; or

(xxii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, subject to Section 7.11, nothing in this Agreement shall prohibit Company or, following the

First Merger, Hermes Sub I from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to Company, is reasonably necessary for Company or, following the First Merger, Hermes Sub I to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Second Merger Effective Time, including making dividend or other distribution payments to stockholders of Company or Hermes Sub I, as applicable, in accordance with this Agreement, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income Tax purposes or as a Qualified REIT Subsidiary, Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, and Company’s obligations under this Section 6.1 to act or refrain from acting, or to cause Company Subsidiaries to act or refrain from acting, will, with respect to any joint venture and its subsidiaries, be subject to (A) express requirements under the Organizational Documents of such entity and its subsidiaries, and (B) the scope of Company’s or Company Subsidiaries’ power and authority to bind such entity and its subsidiaries.

(d) Company shall not transfer any of the capital stock of Hermes Sub I to any other Person prior to the First Merger Effective Time. Hermes Sub I shall not transfer any of the capital stock of Hermes Sub II or Company to any other Person other than pursuant to the First Merger or the Second Merger as provided for herein. Following the First Merger Effective Time, Hermes Sub I shall not be permitted to take any action, or refrain from taking any action, that Company is not permitted to take or refrain from taking hereunder. As applicable, all obligations of Company hereunder shall, following the First Merger Effective Time, also be obligations of Hermes Sub I.

Section 6.2 Conduct of Business by Parent.

(a) Parent covenants and agrees that, during the Interim Period, except (w) to the extent required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization, (x) as may be consented to in advance in writing by Company (which consent shall not in any case be unreasonably withheld, delayed or conditioned), (y) as may be expressly required by this Agreement this Agreement or (z) as set forth in the applicable subsection of Section 6.2(a) of the Parent Disclosure Letter, Parent shall, and shall cause each of the Parent Subsidiaries to, use its commercially reasonable efforts to (A) preserve intact in all material respects its current business organization and ongoing businesses and (B) maintain the status of Parent as a REIT:

(b) Without limiting the foregoing, Parent covenants and agrees that, during the Interim Period, except (w) to the extent required by applicable Law, the regulations or requirements of any stock exchange or regulatory organization or Organizational Documents (including any limitations therein) applicable to Parent or any Parent Subsidiary, (x) as may be consented to in writing by Company (which consent shall not in any case be unreasonably withheld, delayed or conditioned), (y) as may be expressly required by this Agreement or

(z) as set forth in Section 6.2 of the Parent Disclosure Letter, Parent shall not, and shall not cause or permit any Parent Subsidiary to, do any of the following:

(i) amend the Parent Charter or the Parent Bylaws (other than any amendment necessary to effect the Mergers and the other transactions contemplated hereby) if such amendment would be materially adverse to Company;

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Parent or any Parent Subsidiary (other than any wholly owned Parent Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or other equity securities or ownership interests in Parent, except for the declaration and payment by Parent of regular quarterly dividends in accordance with past practice and in an amount not to exceed $0.65 per Parent Common Share;

(iv) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, in each case, if such acquisition would reasonably be expected to materially impair or delay the ability of Parent to consummate the Mergers or other transactions contemplated hereby in the manner contemplated by this Agreement;

(v) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any binding interpretation thereof) or make any material change to its methods of financial accounting, except as required by a change in GAAP (or any binding interpretation thereof) or in applicable Law, or make any change, with respect to financial accounting policies, principles or practices, unless required by GAAP, the SEC or the Financial Accounting Standards Board or any similar organization;

(vi) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Parent to fail to qualify as a REIT (provided that in no event shall Parent be required to change its practices, classifications or Tax positions as of the date hereof as a result of this clause (vi) absent changes in applicable Law);

(vii) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Second Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(viii) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in a manner that would not reasonably be expected to be materially adverse to Parent or to prevent or materially impair the ability of Parent to consummate the Merger; or

(ix) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, (i) subject to Section 7.11, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board, upon advice of counsel to Parent, is reasonably necessary for Parent to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Second Merger Effective Time, including making dividend or other distribution payments to stockholders of Parent in accordance with this Agreement, or to qualify or preserve the status of any Parent Subsidiary as a disregarded entity or partnership for U.S. federal income Tax purposes or as a Qualified REIT Subsidiary, Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, as the case may be, and (ii) Parent’s obligations under this Section 6.2 to act or refrain from acting, or to cause Parent Subsidiaries to act or refrain from acting, will, with respect to any joint venture and its subsidiaries, be subject to (A) express requirements under the Organizational Documents of such entity and its subsidiaries, and (B) the scope of Parent or Parent Subsidiaries’ power and authority to bind such entity and its subsidiaries.

Section 6.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct Parent’s or any Parent Subsidiary’s operations prior to the Second Merger Effective Time, and nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Company’s, Hermes Sub I’s or any Company Subsidiary’s operations prior to the Second Merger Effective Time. Prior to the Second Merger Effective Time, each of Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1 Preparation of the Form S-4, the Proxy Statement; Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (it being agreed that the Parties shall use their commercially reasonable efforts to make the initial filing of the Form S-4 by no later than 30 days from the date of this Agreement), (i) Company and Parent shall jointly prepare a Form S-4 and cause to be filed with the SEC the Form S-4, which will include the Proxy Statement with respect to the Company Stockholder Meeting. Immediately following the effectiveness of the Form S-4, Company shall cause to be filed with the SEC the Proxy Statement in definitive form. Each of Company and Parent, as applicable, shall use its commercially reasonable efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 (including the preliminary Proxy Statement contained therein)

complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, (C) mail or deliver the Proxy Statement to Company’s stockholders as promptly as practicable after the Form S-4 is declared effective and (D) keep the Form S-4 effective for so long as is necessary to complete the Second Merger. Each of Company and Parent shall furnish all information required to be disclosed in the Form S-4 and Proxy Statement or as may reasonably be requested concerning itself, its Affiliates and its stockholders to the other, including, in the case of Company, all information necessary for the preparation of pro forma or other financial statements, and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement. Each of Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement or the Form S-4 received from the SEC and advise the other Party of any oral comments with respect to the Proxy Statement or the Form S-4 received from the SEC. Each of Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Shares and Parent Preferred Shares issuable in connection with the Second Merger for offering or sale in any jurisdiction, and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, Nasdaq rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Shares and Parent Preferred Shares in the Second Merger, and Company shall furnish all information concerning Company and the holders of Company Common Stock and Company Class A Common Stock and Company Preferred Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to Company or Parent, or any of their respective Affiliates, should be discovered by Company or Parent which, in the reasonable judgment of Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto, and Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Company. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.14, Section 5.13 and this Section 7.1, any information concerning or related to Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by Company, and any information concerning or related to Parent, Merger Sub or their Affiliates will be deemed to have been provided by Parent.

(c) As promptly as practicable (but, other than with respect to the establishment of a record date, following the date upon which the Form S-4 becomes effective under the Securities Act), Company shall, in accordance with applicable Law and the Company Charter and the Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting and shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the stockholders of Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting. Company shall, through the Company Board, recommend to its stockholders that they provide the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its commercially reasonable efforts to obtain the Company Stockholder Approval, subject the Company Board’s right to make a Company Adverse Recommendation Change as permitted by Section 7.3(c). Company shall not postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent.

Section 7.2 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law, upon reasonable advance notice and at the reasonable request of Parent, and subject to the reasonable restrictions imposed from time to time upon advice of counsel in order to comply with applicable Law, Company, solely for the purposes of furthering the Second Merger and the other transactions contemplated hereby or integration planning relating thereto or for any other reasonable business purchase, shall, and shall cause each of the Company Subsidiaries, to afford to the Representatives of Parent reasonable access during normal business hours to all of its and the Company Subsidiaries and joint ventures’ properties (provided, that no testing or sampling of any environmental media may be conducted), offices, books, contracts, personnel and records; provided, that all such access shall be coordinated through Company or its Representatives in accordance with such procedures as they may reasonably jointly establish. During such period, Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent all other information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants; provided, that any access to properties and personnel shall be subject to reasonable requirements established by Company with respect to COVID-19 or COVID-19 Measures. No representation or warranty as to the accuracy of information provided pursuant to this Section 7.2 is made and the Parties may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article 4 or Article 5, and no investigation under this Section 7.2(a) or otherwise shall modify any of the representations and warranties of Company or of Parent respectively, contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, neither Company shall not be required by this Section 7.2(a) to provide Parent or the Representatives of Parent with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice, (B) the disclosure of which would violate any Law applicable to Company or any of its Representatives or (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege to Company; provided, that the Parties will cooperate in good faith to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of this sentence apply, including, in the case of clause (A), by using commercially reasonable efforts to obtain consent to disclose. Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of Company that may result from the requests for access, data and information hereunder.

(b) Each of Company and Parent will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3 No Solicitation; Company Acquisition Proposals.

(a) Except as expressly permitted by this Section 7.3, Company shall not, and shall cause its Affiliates not to, and shall not authorize or permit any Representatives of Company or any of its Affiliates to, and shall cause such Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be likely to lead to any Company Acquisition Proposal or any other effort or attempt to make or implement a Company Acquisition Proposal, (ii) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding, or furnish to any Person other than Parent or its Representatives any non-public information in connection with, any Company Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be likely to lead to a Company Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (iii) approve, recommend, publicly declare advisable or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, or other agreement in each case relating to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement in accordance with Section 7.3(b)) or requiring or having the effect of requiring Company to abandon, terminate or violate its obligations hereunder or fail to consummate any of the transactions contemplated hereby, including the Mergers (a “Company Alternative Acquisition Agreement”), or (iv) agree to or propose publicly to do any of the foregoing. Company shall, and shall cause each of the Company Subsidiaries and shall cause the Representatives of Company and the Company Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions, negotiations and communications with any Person and its Representatives (other than Parent or any of its Representatives) conducted heretofore with respect to any Company Acquisition Proposal, (B) request the prompt return or destruction, to the extent required upon Company’s request by any confidentiality agreement, of all confidential information previously furnished to any such Person and its Representatives and (C) terminate the access of any such Person (other than Parent, the Parent Subsidiaries and any of their respective Representatives) to any “data room” hosted by Company, the Company Subsidiaries or any of their respective Representatives relating to any Company Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 7.3(a), if, at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, Company receives an unsolicited bona fide Company Acquisition Proposal that was not the result of a violation of Section 7.3(a), and the Company Board determines in good faith (after consultation with Company’s outside counsel and financial advisor) that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then, subject to compliance with the other terms of this Section 7.3, Company may (and may authorize the Company Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Company and the Company Subsidiaries to the Person making such Company Acquisition Proposal (and such Person’s Representatives) pursuant to a Company Acceptable Confidentiality Agreement and (y) participate in negotiations with the Person making such Company Acquisition Proposal (and such Person’s Representatives) regarding such Company Acquisition Proposal. Any non-public information provided to any Person pursuant to this Section 7.3(b) shall have previously been provided to Parent or shall be provided (to the extent permitted by applicable Law) to Parent substantially concurrently with the time it is provided to such Person.

(c) Except as provided in Sections 7.3(d) and 7.3(e), the Company Board (i) shall not withdraw, withhold, modify or qualify in any manner adverse to Parent or Merger Sub (or publicly propose to withdraw, withhold, modify or qualify in any manner adverse to Parent or Merger Sub) the approval, recommendation or declaration of advisability by the Company Board of this Agreement, the Mergers or any of the other transactions contemplated hereby, and (ii) shall not publicly recommend, endorse or otherwise declare advisable the approval of any Company Acquisition Proposal (each such action set forth in this Section 7.3(c) being referred to herein as a “Company Adverse Recommendation Change”).

(d) Notwithstanding anything in this Agreement to the contrary, in circumstances not involving a Company Acquisition Proposal, subject to compliance with Section 7.3(f), at any time prior to obtaining the Company Stockholder Approval the Company Board may make a Company Adverse Recommendation Change if, and only if, after the date of this Agreement, the Company Board determines in good faith (after consultation with Company’s financial advisors and outside counsel) that (i) a Company Intervening Event has occurred or arisen and (ii) the failure to do so would be inconsistent with its duties under applicable Law.

(e) Notwithstanding anything in this Agreement to the contrary, subject to compliance with Section 7.3(f), at any time prior to obtaining the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change in circumstances involving a Company Acquisition Proposal in the event that the Company Board determines such Company Acquisition Proposal to be a Company Superior Proposal, and in accordance with this Section 7.3, terminate this Agreement pursuant to Section 9.1(d)(ii) (the “Company Superior Proposal Termination”), if and only if (i) Company receives an unsolicited, written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide and that is not withdrawn, (ii) such Company Acquisition Proposal was not the result of a violation of Section 7.3, (iii) the Company Board determines in good faith (after consultation with Company’s outside counsel and financial advisor) that such Company Acquisition Proposal constitutes a Company Superior Proposal, and (iv) the Company Board determines in good faith (after consultation with Company’s outside counsel) that the failure to do so would be inconsistent with its duties under applicable Law.

(f) Prior to effecting a Company Superior Proposal Termination in accordance with Section 7.3(e) or a Company Adverse Recommendation Change in accordance with Section 7.3(d), (i) Company shall notify Parent in writing, at least four (4) Business Days prior to taking such action (the “Notice Period”), of its intention to effect such Company Adverse Recommendation Change (which notice shall include (x) in circumstances involving or relating to a Company Acquisition Proposal, the terms and conditions of, and attach a copy of, such Company Acquisition Proposal, and (y) in circumstances not involving or relating to a Company Acquisition Proposal, specifying in reasonable detail the reasons therefor), (ii) during the Notice Period, Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such adjustments or modifications to the terms and conditions of this Agreement (x) such that, in circumstances involving or relating to a Company Acquisition Proposal, the Company Superior Proposal ceases to be a Company Superior Proposal, and (y) in circumstances not involving or relating to a Company Acquisition Proposal, as may be proposed by Parent, and (iii) at the end of the Notice Period, the Company Board must determine in good faith that, (x) after consultation with Company’s outside counsel and financial advisor, in circumstances involving or relating to a Company Acquisition Proposal, such Company Superior Proposal continues to constitute a Company Superior Proposal (taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by Parent), and that, after consultation with Company’s outside counsel, the failure to effect such Company Superior Proposal Termination would be inconsistent with its duties under applicable Law, or (y) after consultation with Company’s financial advisors and outside counsel, in circumstances not involving or relating to a Company Acquisition Proposal, the failure to effect such Company Adverse Recommendation Change would be inconsistent with its duties under applicable

Law; provided, however, that in circumstances involving or relating to a Company Acquisition Proposal, any material supplement or amendment of any such Company Superior Proposal or in circumstances involving or relating to a Company Intervening Event, any material change to the conditions constituting such Company Intervening Event, in either case during the Notice Period shall require a new written notice and Notice Period, and Company shall be required to comply again with the requirements of this Section 7.3(f) with respect to such new written notice, except that the new Notice Period shall be two (2) Business Days instead of four (4) Business Days, and provided further that, for purposes of this Section 7.3(f), if Company delivers written notice prior to 8:00 a.m. New York City time on a Business Day, such Business Day shall be included as one (1) Business Day in such four (4) or two (2) Business Day period, as applicable. Company shall be required to comply with the obligations under this Section 7.3(f) with respect to each Company Acquisition Proposal it receives or any Company Intervening Event the Company Board identifies.

(g) In addition to the obligations of Company set forth in Section 7.3(a) and Section 7.3(e), Company shall promptly (but in no event later than forty-eight (48) hours) notify Parent in writing in the event that after the date hereof Company or any of its Affiliates or Representatives receives (i) any Company Acquisition Proposal or (ii) any request for non-public information from any Person that informs Company or any of the Company Subsidiaries or Representatives that it is considering making, or has made, a Company Acquisition Proposal, or any inquiry from any Person seeking to have or continue discussions or negotiations with Company relating to a possible Company Acquisition Proposal. Such notice shall include the terms and conditions of such Company Acquisition Proposal or request and the identity of the Person making any such Company Acquisition Proposal or request including a copy thereof if in writing and any related documentation or correspondence that materially supplements or amends such Company Acquisition Proposal, including proposed agreements, or a summary of the material terms and conditions if such Company Acquisition Proposal or request was not made in writing (in each case, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal). Company shall (i) promptly notify Parent if Company determines to engage in negotiations concerning a Company Acquisition Proposal pursuant to Section 7.3(b) and shall in no event begin engaging in such discussions or negotiations prior to providing such notice and (ii) shall keep Parent informed of the status and terms of developments, discussions and negotiations concerning any such Company Acquisition Proposal (including after the occurrence of any amendment, modification or supplement thereto) on a reasonably current basis, including by providing a copy of all documentation or correspondence that materially supplements or amends such Company Acquisition Proposal (which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal). Company shall not, and shall cause its Affiliates not to, enter into any contract with any Person that prohibits Company from providing such information or any other information contemplated by this Section 7.3 to Parent, Merger Sub or their Representatives or otherwise limits or impairs Company’s, the Company Subsidiaries’ or their respective Affiliates’ or Representatives’ ability to comply with their respective obligations in this Section 7.3.

(h) Nothing contained in this Section 7.3 shall prohibit Company or the Company Board through its Representatives, directly or indirectly, from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), or making a statement contemplated by Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any disclosure to the stockholders of Company if, in the good faith judgment of the Company Board (after consultation with Company’s outside counsel), failure to so disclose would be inconsistent with its duties under applicable Law; provided, that in no event shall this Section 7.3(h) affect the obligations of Company specified in Section 7.3(c) and Company shall not withdraw, modify or change the Company Board Recommendation in a manner adverse to Parent unless specifically permitted pursuant to the terms of Section 7.3(d) or Section 7.3(e); and provided, further, that any communication that addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change, unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement and the transactions contemplated hereby has not changed or refers to the prior recommendation of the Company Board, without disclosing any Company Adverse Recommendation Change.

(i) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means any bona fide proposal, offer, or inquiry from any Person (other than Parent or any Parent Subsidiaries) or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions by such Person or group, including any merger, reorganization, recapitalization, restructuring share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange, license, transfer or disposition or similar transaction, (A) of assets or businesses of Company and the Company Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated total assets (based on book value) of Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction or (B) of 20% or more of the voting power of Company or any resulting parent company of Company, including any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or the right to acquire beneficial ownership of 20% or more of the outstanding shares of any class of voting securities of Company, in each case other than the transactions contemplated by this Agreement involving Parent.

(ii) “Company Superior Proposal” means any bona fide written Company Acquisition Proposal that did not result from a breach or violation of this Section 7.3 made after the entry into this Agreement (with all percentages included in the definition of “Company Acquisition Proposal” increased to 50%), taking into account all legal, financial, regulatory, financing, timing, risks and any other aspects of the proposal and the Person making the proposal and any other matters that the Company Board considers appropriate, that if consummated, would be more favorable to the stockholders of Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Company Acquisition Proposal or otherwise).

(j) References in this Section 7.3 to (a) the Company Board shall mean the board of directors of Company or a duly authorized committee thereof, and (b) outside counsel shall mean, as applicable, outside counsel to Company or the Company Board or a duly authorized committee thereof.

(k) Company shall not submit to the vote of its stockholders any Company Acquisition Proposal other than the Mergers prior to the termination of this Agreement in accordance with its terms.

Section 7.4 Public Announcements. Except for any action taken by Company or the Company Board pursuant to, and in accordance with, Section 7.3, so long as this Agreement is in effect, neither Party nor any of its Affiliates shall make any press release or otherwise make any public statements with respect to this Agreement or any of the transactions contemplated by this Agreement without the prior written consent of Company or Parent, as applicable,; provided, that a Party may issue such press release or make such public statement as may be required by applicable Law, Order or the applicable rules of any stock exchange or that are consistent with the final form of joint press release announcing the entry into this Agreement and the investor presentation given to investors on the date of announcement of the entry into this Agreement. The Parties will mutually agree on the form of any press release announcing the execution of this Agreement.

Section 7.5 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any current or former manager, director, officer, trustee, member, employee, agent or fiduciary may have under any indemnification agreement or under the Company Charter, the Company Bylaws or, if applicable, comparable Organizational Documents of Hermes Sub I or any Company Subsidiary, from and after the Second Merger Effective Time until the sixth (6th) anniversary of the Closing Date, Parent shall cause the surviving corporation in the First Merger to: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the date of the Second Merger Effective Time, serving as a manager, director, officer, trustee, member, employee, agent or fiduciary, in each case to the extent such persons are otherwise entitled to indemnification pursuant to the terms of the Organizational Documents of Company, Hermes Sub I or any of the Company Subsidiaries as in effect on the date hereof, of Company, Hermes Sub I or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law as now or hereafter in effect against any fees, costs or expenses (including attorneys’ and consultants’ fees and expenses), amounts paid in settlement, judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any actual or alleged Action or any investigation, defense, preparation thereof or participation therein, in connection with, arising out of or otherwise related to matters existing or occurring or alleged to have occurred prior to or at the Second Merger Effective Time, including any such Action arising out of or pertaining to (x) matters that relate to such Indemnified Party’s duties or service as a manager, director, officer, trustee, member, employee, agent or fiduciary of Company, Hermes Sub I or any of the Company Subsidiaries or, to the extent such person is or was serving at the request or for the benefit of Company, Hermes Sub I or any of the Company Subsidiaries, any other entity or any Benefit Plan maintained by any of the foregoing at or prior to the Second Merger Effective Time and (y) this Agreement or any of the transactions contemplated hereby, including the Mergers, the consideration and approval thereof and the process undertaken in connection therewith; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, in each case to the extent such persons are otherwise entitled to payment or advancement of expenses pursuant to the terms of the Organizational Documents of Company, Hermes Sub I and the Company Subsidiaries as in effect on the date hereof in connection with, arising out of or otherwise related to any such actual or alleged Action, in connection with, arising out of or otherwise related to matters existing or occurring or alleged to have occurred prior to or at the Second Merger Effective Time. The indemnification and advancement obligations of the surviving corporation in the First Merger pursuant to this Section 7.5(a) shall be limited to acts or omissions occurring at or before the Second Merger Effective Time and any Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a manager, director, officer, trustee, member, employee, agent or fiduciary of Company, Hermes Sub I or any of the Company Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. Parent hereby agrees that any indemnification agreement between Company and any director or officer of Company shall entitle such director or officer to indemnification and advancement of expenses in connection with such director’s or officer’s service as director or officer of Hermes Sub 1 to the same extent as such director or officer is entitled to indemnification and advancement of expenses as a director or officer of Company under such indemnification agreement.

(b) Without limiting the foregoing, the surviving corporation in the First Merger agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Second Merger Effective Time now existing in favor of the current or former managers, directors, officers, trustees, members, employees, agents or fiduciaries or other Indemnified Parties as provided in the Organizational Documents and the indemnification agreements of Company, Hermes Sub I and any applicable Company Subsidiaries shall survive the Second Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years following the Second Merger

Effective Time, the Organizational Documents of the surviving corporation in the First Merger and of any applicable Subsidiary of the surviving corporation in the First Merger shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in the Organizational Documents of Company, Hermes Sub I or any applicable Company Subsidiary, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Second Merger Effective Time in any manner that would affect adversely the rights of the applicable Indemnified Parties thereunder, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c) For a period of six (6) years after the Second Merger Effective Time, the surviving corporation in the First Merger shall maintain in effect Company’s current directors’ and officers’ liability insurance covering each Person covered, on the date of this Agreement, by Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to and through the Second Merger Effective Time; provided, that in lieu of such obligation, (i) the surviving corporation in the First Merger may substitute therefor policies of an insurance company with the same or better rating as Company’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s existing policies as of the date hereof or (ii) at Parent’s election, Company will obtain extended reporting period coverage under Company’s existing insurance programs (to be effective as of the Second Merger Effective Time) or purchase a “tail” policy for a period of six (6) years from the Second Merger Effective Time for a cost not in excess of the Maximum Amount (as defined below); and provided, further, that in no event shall the surviving corporation in the First Merger be required to pay annual premiums for insurance under this Section 7.5(c) in excess of 300% of the most recent annual premiums paid by Company prior to the date of this Agreement for such purpose (the “Maximum Amount”), it being understood that if the annual premiums of such insurance coverage exceed such amount, the surviving corporation in the First Merger shall nevertheless be obligated to provide such coverage as may be obtained for such Maximum Amount.

(d) If the surviving corporation in the First Merger or its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the surviving corporation in the First Merger shall assume the obligations set forth in this Section 7.5(d).

(e) The surviving corporation in the First Merger shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.5(e); provided, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(f) The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent, Company and the surviving corporation in the First Merger and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.5 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Company and Parent shall and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, and their respective Affiliates, to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) the obtaining of all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, and (iii) solely with respect to stockholder litigation, subject to Section 7.7(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed.

(b) In connection with and without limiting the foregoing Section 7.6(a), each of Parent and Company shall (or shall cause the Parent Subsidiaries or the Company Subsidiaries, respectively, to) use its commercially reasonable efforts to give any notices to third parties, and each of Parent and Company shall use, and cause each of their respective Affiliates to use, its commercially reasonable efforts to obtain any third party consents not covered by Section 7.6(a) that are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement. Each of the Parties hereto will and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and permitted, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.6 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable, neither Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

Section 7.7 Notification of Certain Matters; Transaction Litigation.

(a) Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable conditions to Closing as set forth herein would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, if, to the Knowledge of such Party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by Company, Parent or their respective Representatives to provide such prompt notice under this Section 7.7(b) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b) or Section 9.3(b).

(c) Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any Company Subsidiary or Parent Subsidiary, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement. Company and its Representatives shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against Company and/or its directors relating to this Agreement and the transactions contemplated hereby and will consider in good faith Parent’s views with respect to such litigation, and will not enter into any settlement shall be agreed without Parent’s prior written consent. Parent and its Representatives shall give Company the opportunity to reasonably participate in the defense of any litigation against Parent and/or its directors seeking an injunction to prohibit the consummation of the Mergers.

Section 7.8 Listing; Classification. Prior to the Closing, Parent and its Representatives shall prepare and cause to be filed with the Nasdaq an application or notification form, as applicable, for listing of shares pursuant to which the Parent Common Shares and the Parent Preferred Shares to be issued in the Second Merger will be listed on the Nasdaq (each, a “Listing”). Parent shall use its commercially reasonable efforts to have each Listing accepted by the Nasdaq as promptly as practicable after its submission such that the Parent Common Shares and the Parent Preferred Shares to be issued in the Second Merger will be so listed at, or prior to, the Second Merger Effective Time. Company shall furnish all information concerning itself and its Affiliates and provide such other assistance as may be reasonably requested by Parent in connection with the preparation and filing of the listing application or notification form for each Listing (or any amendment or supplement thereto). Prior to filing the listing application or notification form for each Listing (or any amendment or supplement thereto) or responding to any comments of the Nasdaq with respect thereto, Parent shall provide Company with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Prior to the Closing, Parent and the Parent Board shall take all action necessary to approve and adopt the articles of amendment classifying the Parent Series A Preferred Stock in substantially the form attached hereto as Exhibit A and the articles of amendment classifying the Parent Series B Preferred Stock in substantially the form attached hereto as Exhibit B.

Section 7.9 Section 16 Matters. Prior to the Second Merger Effective Time, Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Second Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10 Certain Tax Matters

(a) Each of Parent and Company shall use their respective commercially reasonable efforts to cause each of the First Merger and the Second Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided Company shall have received the opinion of counsel referred to in Section 8.3(f) and Parent shall have received the opinion of counsel referred to in Section 8.2(f), all Parties shall treat each of the First Merger and the Second Merger as a tax-free “reorganization” under Section 368(a) of the Code and no Party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) Parent shall, with Company’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer, recording, registration, stamp or similar Taxes that become payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) and Parent and Company shall cooperate to minimize the amount of Transfer Taxes to the extent permitted by applicable Law. Parent shall pay or cause to be paid all Transfer Taxes.

(c) Company shall cooperate and consult in good faith with Parent with respect to maintenance of the REIT status of Company (and any of the Company Subsidiaries that is a REIT) for Company’s taxable year(s) that includes the date hereof or the Closing Date.

(d) Notwithstanding anything to the contrary herein, upon Parent’s written request, Company shall use its reasonable best efforts to cause (x) any Company Subsidiary that is treated as a Qualified REIT Subsidiary (other than Hermes Sub I and Hermes Sub II) and (y) any other Company Subsidiary set forth in Section 7.10(d) of the Company Disclosure Letter (each entity described in clauses (x) and (y), a “Converted Entity”) to (i) convert into a limited liability company (or other entity that is disregarded as an entity separate from its owner for U.S. federal income Tax purposes (a “Disregarded Entity”)), (ii) merge with and into a Disregarded Entity, and/or (iii) make an election under Treasury Regulations Section 301.7701-3(c) to be a Disregarded Entity, in each case such that prior to and at the Second Merger Effective Time, for U.S. federal income Tax purposes, such Converted Entity is a Disregarded Entity (and would be a Disregarded Entity without regard to its status as a Qualified REIT Subsidiary); provided, that (1) neither Company nor any of the Company Subsidiaries shall be required to take any action in contravention of an Organizational Document, Company Material Contract, or applicable Law, (2) any such conversions, mergers and/or elections shall not be required to occur until the date that is not more than five (5) Business Days prior to the Company Stockholders Meeting, (3) such actions (or the inability to complete such actions) shall not affect or modify the obligations of Parent or Merger Sub under this Agreement, and (4) neither Company nor any of the Company Subsidiaries shall be required to take any such action that could adversely affect the classification as a REIT of Company or could subject Company to any Taxes or would be reasonably likely to prevent counsel from delivering any of the opinions described in Sections 8.2(e), 8.2(f), 8.3(e) or 8.3(f). Without limiting the foregoing, none of the representations, warranties or covenants of Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 7.10(d). Within ten (10) days of receiving any such written request, Company shall notify Parent in writing of any Converted Entity with respect to which a conversion, merger, and/or election, as applicable, cannot occur prior to the Second Merger Effective Time.

(e) After the date hereof and through the Closing (or the valid termination of this Agreement in accordance with its terms), Company and Hermes Sub I shall reasonably cooperate with Parent in connection with the post-Closing integration and reorganizations of the business, operations and assets of Company, Hermes Sub I and their Subsidiaries, including by (i) providing such assistance as Parent may reasonably request in the planning thereof and (ii) taking, or causing their Subsidiaries to take, such actions as Parent may reasonably request (including obtaining any necessary consents, approvals, amendments or waivers from lenders or other third parties prior to Closing) in order to permit Parent to consummate any such post-Closing integration and reorganizations as soon as possible following the Closing; provided, that Company, Hermes Sub I and their Subsidiaries will not be obligated to take any such action to the extent the taking of such action would (x) require Company or Hermes Sub I to incur any material out-of-pocket fees, expenses or other liability prior to the Closing for which it is not reimbursed or indemnified (including under Section 7.10(d)), or (y) impair, prevent or delay the Closing (including any of the items described in clauses (1), (3) and (4) of Section 7.10(d)).

Section 7.11 Dividends.

(a) In the event that a distribution with respect to the Company Class A Common Stock and/or the Company Common Stock permitted under the terms of this Agreement has a record date prior to the First Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such Company Class A Common Stock and/or the Company Common Stock on the Closing Date immediately prior to the First Merger Effective Time.

(b) Company shall take all actions necessary in order to set a record date and payment date for each dividend declared by Company with respect to shares of Company Common Stock and Company Class A Stock during the Interim Period to occur on the same dates as Parent’s regular quarterly dividend record date for Parent Common Shares. In furtherance of the foregoing, Company shall declare a dividend on Company Common Stock and Company Class A Common Stock with a record date of June 14, 2023, payable on July 6, 2023. The amount of such dividend shall be equal to (a) the product of (i) (2.5 divided by 3) multiplied by (ii) $0.225 per share of Company Common Stock and (b) the product of (i) (2.5 divided by 3) multiplied by (ii) $0.25 per share of Company Class A Common Stock (the “First Interim Dividend”). It is expected that Parent shall declare its next quarterly dividend to holders of Parent Common Shares thereafter on or around September 15, 2023, and its next quarterly dividend thereafter on or around December 15, 2023. To the extent that Parent declares any such dividend prior to the Closing and the Closing is expected to occur after such record date, Company shall also declare a dividend on Company Common Stock and Company Class A Common Stock with the same record date, with the amount of such dividend shall be equal to (a) $0.225 per share of Company Common Stock and (b) $0.25 per share of Company Class A Common Stock.

(c) If Company determines that, in addition to the dividends contemplated by Section 7.11(b), it is necessary for Company to declare a Permitted REIT Dividend after the date hereof and prior to the First Merger Effective Time, then Company shall notify Parent in writing at least ten (10) Business Days prior to the Company Stockholder Meeting. In such circumstances, Company and Parent shall calculate the amount (such amount, the “Hypothetical Permitted REIT Dividend Amount”) that such Permitted REIT Dividend would have been had to be declared if the First Interim Dividend had been equal to (i) $0.225 per share of Company Common Stock and (ii) $0.25 per share of Company Class A Common Stock. If any such Permitted REIT Dividend is declared by Company, then the Exchange Ratio shall be reduced by an amount (rounded to the fifth decimal place) equal to the product of (i) the then-applicable Exchange Ratio prior to the adjustment multiplied by (ii) the quotient obtained by dividing (A) the per-share amount of the Hypothetical Permitted REIT Dividend Amount by (B) $20.40. The record date and payment date for any Permitted REIT Dividend payable pursuant to this Section 7.11(c) shall be the close of business on the last Business Day prior to the Closing Date. Notwithstanding anything herein to the contrary, Company shall only be entitled to make a Permitted REIT Dividend if such notice contemplated by the first sentence of this Section 7.11(c) is made prior to the Company Stockholder Meeting in compliance with this Section 7.11(c). If Parent determines that, in addition to the dividends contemplated by Section 7.11(b), it is necessary for Parent to declare after the date hereof and prior to the First Merger Effective Time a dividend pursuant to Section 6.2(c) (a “Parent REIT Dividend”), then Parent shall notify Company in writing at least ten (10) Business Days prior to the Company Stockholder Meeting. If any such Parent REIT Dividend is declared by Parent, then the Exchange Ratio shall be increased by an amount (rounded to the fifth decimal place) equal to the product of (i) the then-applicable Exchange Ratio prior to the adjustment multiplied by (ii) the quotient obtained by dividing (A) the per-share amount of the Parent REIT Dividend by (B) $58.78. The record date and payment date for any Parent REIT Dividend payable pursuant to this Section 7.11(c) shall be the close of business on the last Business Day prior to the Closing Date. Prior to Company declaring a Permitted REIT Dividend or Parent declaring a Parent REIT Dividend, as the case may be, it shall consult with the other in good faith.

Section 7.12 Takeover Statutes. Company shall (a) take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement or the Voting Agreement and shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect and in order to, to the extent applicable, exempt any acquisition of beneficial ownership of Company’s capital stock pursuant to the Voting Agreement from the “Ownership Limit” (as set forth in Section 9.b of the Company Charter) and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, take all action necessary so that the Mergers and the other transactions contemplated by this Agreement or the Voting Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the other transactions contemplated hereby and thereby, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

Section 7.13 Tax Representation Letters.

(a) Company shall (1) use its reasonable best efforts to obtain the opinion of counsel referred to in Section 8.2(e) and Section 8.3(f), (2) deliver to Hogan Lovells US LLP, counsel to Company, and Foley & Lardner LLP, counsel to Parent, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Company, and in form and substance reasonably satisfactory to Hogan Lovells US LLP or other counsel described in Section 8.2(e) and to Parent, containing representations of Company as shall be reasonably necessary or appropriate to enable Hogan Lovells US LLP and Foley & Lardner LLP (or such other counsel described in Section 8.2(e) and Section 8.3(e), respectively) to render the opinion described in Section 8.2(e) and Section 8.3(e), respectively, and (3) deliver to Wachtell, Lipton, Rosen & Katz, counsel to Parent, and Hogan Lovells US LLP, counsel to Company, or other counsel described in Section 8.2(f) and Section 8.3(f), respectively, a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) and signed by an officer of Company, in form and substance reasonably acceptable to such counsel, containing representations of Company as shall be necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz to render an opinion on the Closing Date (and, if required, on the effective date of the Form S-4), as described in Section 8.2(f), and Hogan Lovells US LLP to render an opinion on the Closing Date (and, if required, on the effective date of the Form S-4), as described in Section 8.3(f).

(b) Parent shall (1) use its reasonable best efforts to obtain the opinions of counsel referred to in Section 8.2(f) and Section 8.3(e), (2) deliver to Foley & Lardner LLP, counsel to Parent, or other counsel described in Section 8.3(e), a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Parent, and in form and substance reasonably satisfactory to Foley & Lardner LLP or other counsel described in Section 8.3(e) and to Company, containing representations of Parent as shall be reasonably necessary or appropriate to enable Foley & Lardner LLP (or such other counsel described in Section 8.3(e)) to render the opinion described in Section 8.3(e), and (3) deliver to Wachtell, Lipton, Rosen & Katz, counsel to Parent, and Hogan Lovells US LLP, counsel to Company, or other counsel described in Section 8.2(f) and Section 8.3(f), respectively, a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act), and signed by an officer of Parent, in form and substance reasonably acceptable to such counsel, containing representations of Parent as shall be necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz to render an opinion on the Closing Date (and, if required, on the effective date of the Form S-4), as described in Section 8.2(f), and Hogan Lovells US LLP to render an opinion on the Closing Date (or, if required, on the effective date of the Form S-4), as described in Section 8.3(f).

Section 7.14 Resignations. Unless otherwise notified in writing by Parent three (3) Business Days prior to the Closing Date, Company shall use reasonable best efforts to cause to be delivered to Parent resignations executed by each director of Hermes Sub I, Company or any Company Subsidiary and each officer of Hermes Sub I, Company or any Company Subsidiary in office as of immediately prior to the Second Merger Effective Time and effective upon the Second Merger Effective Time.

Section 7.15 Employee Matters.

(a) For a period of twelve (12) months following the Second Merger Effective Time (or if earlier, the date of the applicable employee’s termination of employment), Parent shall provide, or shall cause to be provided, to each employee of Company and Company Subsidiaries as of immediately prior to the Second Merger Effective Time who continues to be employed by Parent or the Parent Subsidiaries following the Second Merger Effective Time (the “Continuing Employee”) the following: (i) base salary (or base wages), target cash bonus opportunity and/or target long-term incentive opportunity in the aggregate that is at least equal to the aggregate base salary (or base wages), target cash bonus opportunity and/or target long-term incentive opportunity provided to similarly situated employees of Parent and its Subsidiaries; provided, that base salary (or base wages) shall be at least equal to the greater of (A) the base salary (or base wages) provided to such Continuing Employee by Company or any Company Subsidiary as of immediately prior to the Second Merger Effective Time and (B) the base salary (or base wages) provided to similarly situated employees of Parent and its Subsidiaries and (ii) retirement and health and welfare benefits that are substantially similar, in the aggregate, to those retirement and health and welfare benefits provided to similarly-situated employees of Parent or Parent Subsidiaries, in each case, excluding defined benefit pension, severance, nonqualified retirement, post-retirement medical or welfare, retention, change in control or similar plans, agreements, programs, policies, practices or other arrangements (such excluded items, the “Excluded Benefits”); provided, that for any Continuing Employee whose employment with Parent and its Subsidiaries terminates during the sixty days following the Closing Date, clause (ii) of this Section 7.15(a) shall be deemed satisfied if Parent provides retirement and health and welfare benefits that are substantially similar, in the aggregate, to those retirement and health and welfare benefits provided to such Continuing Employee by Company or any Company Subsidiary as of immediately prior to the Second Merger Effective Time, in each case excluding the Excluded Benefits (but including the severance provided pursuant to Section 7.15(f)). For the avoidance of doubt, nothing in this Agreement shall require Parent or any Parent Subsidiary to employ any Person, nor shall it alter the at-will employment status of any Company Employee.

(b) Solely to the extent Parent Benefit Plans provide benefits to any Continuing Employee on or following the Second Merger Effective Time, Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Second Merger Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Second Merger Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with Company and Company Subsidiaries for purposes of eligibility to participate, vesting, and solely for severance or vacation accrual, benefit accrual under each applicable Parent Benefit Plan, as if such service had been performed with Parent, except for any defined benefit pension plan, retiree medical plan or plan maintained by Parent or any Parent Subsidiary under which similarly-situated employees of Parent and Parent Subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation, or to the extent it would result in a duplication of benefits or retroactive application.

(c) Unless otherwise requested by Parent not less than five (5) Business Days before the Closing Date, Company shall adopt board resolutions and take any corporate action as is necessary to terminate each Company Benefit Plan that is a Tax-qualified defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Code (the “Company Qualified DC Plan”), effective as of the day prior to the Closing Date but contingent on the occurrence of the Closing. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the reasonable prior review and approval of Parent (which shall not be unreasonably withheld). Upon the distribution of the assets in the accounts under the Company Qualified DC Plan to the participants, Parent shall permit such participants who are then actively employed by Parent or Parent Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, from the Company Qualified DC Plan to the applicable Tax-qualified defined contribution plans of Parent or Parent Subsidiaries.

(d) Parent hereby acknowledges that the consummation of the Mergers or the other transactions contemplated hereby constitutes a “change of control”, a “change in control” or a “sale event” (or a term of similar import) for purposes of any Company Benefit Plan set forth on Section 7.15(d) of the Company Disclosure Letter that contains a definition of “change of control”, a “change in control” or a “sale event” (or a term of similar import), as applicable.

(e) Within thirty (30) days following the Closing Date, Parent shall pay to each individual who was employed by Company and Company Subsidiaries as of immediately prior to the Second Merger Effective Time a cash bonus based on the annual amount set forth on Section 7.15(e) of the Company Disclosure Letter, pro-rated for the portion of such calendar year that are attributable to the pre-Closing period, including the employer portion of any associated payroll Taxes.

(f) Parent shall cause the Surviving Entity to honor in accordance with their terms the arrangements as set forth on Section 7.15(f) of the Company Disclosure Letter.

(g) The provisions of this Section 7.15 are solely for the benefit of the Parties. No current or former director, employee or other individual service provider or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Parent Benefit Plan, Company Benefit Plan or any other Benefit Plan for any purpose. Without limiting the generality of the foregoing in this Section 7.15, nothing contained in this Agreement shall otherwise obligate Parent, Company or any of their respective Affiliates to (i) maintain any particular Benefit Plan or (ii) retain the employment or services of any current or former director, trustee, employee or other individual service provider.

Section 7.16 Delisting; Deregistration. Prior to the First Merger Effective Time, Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things, necessary, proper or advisable on its part under applicable Law and the rules and policies of the NYSE to enable the delisting of the Company Common Stock, Company Class A Common Stock and Company Preferred Stock from the NYSE and the deregistration of Company Common Stock, Company Class A Common Stock and Company Preferred Stock under the Exchange Act to occur, in each case, as promptly as practicable after the First Merger Effective Time.

Section 7.17 Certain Company Subsidiary Matters. The Parties hereby agree to the provisions set forth on Section 7.17 of the Company Disclosure Letter.

Section 7.18 Merger Sub; Hermes Sub I; Hermes Sub II; Parent Subsidiaries; Company Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Parent Subsidiary to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Second Merger on the terms and conditions set forth in this Agreement. Company shall cause each of Hermes Sub I, Hermes Sub II and the Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Hermes Sub I and Hermes Sub II to consummate the First Merger and the Second Merger on the terms and conditions set forth in this Agreement.

Section 7.19 Financing Cooperation.

(a) Company shall, and shall cause the Company Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Parent in connection with financing arrangements (including assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations or prepayments of existing financing arrangements) as Parent may reasonably determine necessary or advisable in connection with the completion of the Mergers or the other transactions contemplated hereby. Such cooperation shall include furnishing Parent and any of its financing sources with (A) unaudited consolidated balance sheets and related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows (in each case, subject to normal year-end adjustments and absence of footnotes) for Company for each fiscal quarter ended on a date that is not a fiscal year end and that is at least forty (40) days before the Closing Date and (B) in the event that the Closing Date occurs on a date that is more than sixty (60) days following October 31, 2023, audited consolidated balance sheets and related audited consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the fiscal year ended October 31, 2023, in each case prepared in accordance with GAAP. Notwithstanding the foregoing, nothing in this Section 7.19(a) shall require such cooperation to the extent it would disrupt unreasonably the business or operations of Company and the Company Subsidiaries (taken as a whole) or require any of them to take any actions that would reasonably be expected to violate applicable Law, contract or Organizational Documents.

(b) Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to, as soon as reasonably practicable after (and not prior to) the receipt of a written request from Parent to do so, on the terms and conditions specified by Parent and in compliance with all applicable terms and conditions of the applicable Company Debt Agreement, seek a waiver or waivers or an amendment or amendments to any of the Company Debt Agreements or pursue any approach chosen by Parent to the assumption, defeasance, satisfaction and discharge, refinancing, repayment, repurchase, redemption, termination, amendment, guarantee, purchase, waiver or other treatment of, the Company Debt Agreements and the indebtedness incurred pursuant thereto, in each case, subject to the occurrence of the Closing (any such transaction, a “Debt Transaction”). Company shall use commercially reasonable efforts to, and shall cause the Company Subsidiaries to use commercially reasonable efforts to, cause its and their respective Representatives to provide cooperation and assistance reasonably requested by Parent in connection with the Debt Transactions (including taking all corporate action reasonably necessary to authorize the execution and delivery of any documents in connection with the Debt Transactions (the “Debt Transaction Documents”) to be entered into prior to Closing and delivering all officer’s certificates and legal opinions required to be delivered in connection therewith (such corporate action, execution and delivery not to be unreasonably withheld, delayed or conditioned)); provided, that the effectiveness of any such Debt Transaction Documents, officer’s certificates and legal opinions shall be expressly conditioned on the Closing. It is understood and agreed that a failure to effectuate any Debt Transaction shall not constitute a failure by the Company to satisfy its obligations under this Section 7.19.

(c) Company shall, and shall cause the Company Subsidiaries to, after (and not prior to) the receipt of a written request from Parent to do so, deliver all notices and take all other actions to facilitate the termination at the Second Merger Effective Time of all commitments in respect of each of the Company Credit Facility and any other indebtedness of the Company or Company Subsidiaries to be paid off, discharged and terminated on the Closing Date as specifically requested by Parent in writing reasonably in advance of the Closing Date, the repayment in full on the Closing Date of all obligations in respect of such indebtedness thereunder, and the release on the Closing Date of any Liens securing such indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, after (and not prior to) the receipt of a written request from Parent to do so, Company and the Company Subsidiaries shall use commercially reasonable efforts to deliver to Parent (i) at least seven (7) Business Days prior to the Closing Date, a draft payoff letter with respect to the Company Credit Facility and any other indebtedness (including mortgages) of Company or the Company Subsidiaries to be paid off, discharged and terminated on the Closing Date in accordance with this Section 7.19 and (ii) at least one (1) Business Day prior to the Closing Date, an executed payoff letter with respect to the Company Credit Facility and any other indebtedness (including mortgages) of Company or the Company Subsidiaries to be paid off (the “Payoff Letters”), discharged and terminated on the Closing Date, in each case in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Company Credit Facility or such other indebtedness of Company to be paid off, discharged and terminated on the Closing Date in accordance with this Section 7.19 relating to the assets, rights and properties of the Company and Company Subsidiaries securing or relating to such indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Second Merger Effective Time, be released and terminated.

(d) All material non-public or otherwise confidential information regarding Company or its Affiliates obtained by Parent or any of its Representatives pursuant to this Section 7.19 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that notwithstanding anything to the contrary herein or in the Confidentiality Agreement, such information may be disclosed (i) to prospective lenders, underwriters, initial purchasers, dealer managers and agents during syndication and marketing of the transactions contemplated by this Section 7.19 that enter into confidentiality arrangements customary for financing transactions of the applicable type (including customary “click-through” confidentiality undertakings) and (ii) on a confidential basis to rating agencies. Parent shall indemnify, defend and hold harmless Company and its Affiliates and their respective Representatives from and against any liability, obligation or loss actually suffered or incurred by them in connection with any cooperation provided under this Section 7.19 and any information utilized in connection therewith, except in the event such liabilities, obligations or losses arose out of or result from (i) the bad faith, gross negligence or willful misconduct by Company or its Affiliates or their respective Representatives or (ii) any information provided by or on behalf of Company or its Affiliates that is disclosed and used solely in a manner expressly permitted by this Section 7.19 or that Company has otherwise expressly consented to in writing. Parent shall, promptly upon request by Company, reimburse Company and its Affiliates and their respective Representatives for all reasonable, documented and invoiced out-of-pocket costs actually incurred by Company and such Affiliates and Representatives in connection with any cooperation provided under this Section 7.19, except in the event such costs arose out of or result from the bad faith, gross negligence or willful misconduct by Company or its Affiliates or their respective Representatives.

(e) None of the representations, warranties or covenants of Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by Company pursuant to, and in accordance with, this Section 7.19. Parent hereby acknowledges and agrees that obtaining any debt financing is not a condition to the consummation of the Mergers, and that if any such debt financing is not obtained, Parent will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article 8 and the other terms hereof, to consummate the Mergers.

ARTICLE 8 CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the Parties to this Agreement to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced by the SEC and not withdrawn.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Mergers or any other transaction contemplated hereby shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, makes illegal the consummation of the Mergers.

(d) Listing. The Parent Common Shares and the Parent Preferred Shares to be issued in the Second Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(e) Articles of Amendment. The articles of amendment classifying the Parent Series A Preferred Stock in substantially the form attached hereto as Exhibit A and the articles of amendment classifying the Parent Series B Preferred Stock in substantially the form attached hereto as Exhibit B shall have been filed with and accepted for record by the Florida Department of State.

Section 8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Sections 4.1(a) and 4.1(b) (Organization and Qualification), Section 4.3 (Capital

Structure) (except Section 4.3(a)), Section 4.4 (Authority), Section 4.20 (Opinion of Financial Advisor), Section 4.21 (Approval Required), Section 4.22 (Brokers), Section 4.24 (Takeover Statutes; Excess Stock) and Section 4.26 (Hermes Sub I; Hermes Sub II) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, (ii) the representations and warranties set forth in Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, (iii) the representations and warranties set forth in the second sentence of Section 4.8 (No MAE) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, and (iv) each of the other representations and warranties of Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iv) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Covenants and Obligations of Company. Company shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c) Material Adverse Change. There shall not exist any event, change, or occurrence arising after the date of this Agreement that, individually, or in the aggregate, constitutes a Company Material Adverse Effect.

(d) Delivery of Certificates. Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its chief executive officer and chief financial officer on behalf of Company, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) Opinion Relating to REIT Qualification. Parent shall have received the written opinion of Hogan Lovells US LLP (or other counsel reasonably satisfactory to Parent), dated as of the Closing Date, in substantially the form attached hereto as Exhibit C, to the effect that for all taxable periods commencing with its taxable year ended October 31, 2019 and ending at the moment in time immediately prior to the Second Merger Effective Time, Company and, from and after the First Merger Effective Time, Hermes Sub I, has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 7.13(a) and shall be subject to customary assumptions, exceptions, limitations and qualifications).

(f) Section 368 Opinion. Parent shall have received the written opinion of Wachtell, Lipton, Rosen & Katz (or other counsel reasonably satisfactory to Company), dated as of the Closing Date, in substantially the form and substance as set forth in Exhibit D, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, each of the First Merger and the Second Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel may rely upon the representation letters described in Section 7.13(a) and Section 7.13(b).

Section 8.3 Conditions to Obligations of Company. The obligations of Company to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Company at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) (Organization and Qualification), Section 5.3 (Capital Structure) (except Section 5.3(a)), Section 5.4 (Authority), Section 5.18 (No Shareholder Approval Required), Section 5.19 (Brokers) and Section 5.22 (Merger Sub) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, (ii) the representations and warranties set forth in Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date and (iii) each of the other representations and warranties of Parent contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Covenants or Obligations of Parent. Parent shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c) Material Adverse Change. There shall not exist any event, change or occurrence arising after the date of this Agreement that, individually or in the aggregate, constitutes a Parent Material Adverse Effect.

(d) Delivery of Certificates. Parent shall have delivered to Company a certificate, dated as of the Closing Date and signed by its chief executive officer and chief financial officer on behalf of Parent certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e) Opinion Relating to REIT Qualification. Company shall have received the written opinion of Foley & Lardner LLP (or other counsel reasonably satisfactory to

Company), dated as of the Closing Date in substantially the form attached hereto as Exhibit E, to the effect that for all taxable periods commencing with its taxable year ended December 31, 2019 and through the Closing Date, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its proposed method of organization and operation will permit Parent to continue to qualify for taxation as a REIT under the Code for its taxable year which includes the Closing Date (which opinion shall be based upon the representation letter described in Section 7.13(a) and Section 7.13(b) and shall be subject to customary assumptions, limitations and qualifications).

(f) Section 368 Opinion. Company shall have received the written opinion of its counsel, Hogan Lovells US LLP (or other counsel reasonably satisfactory to Parent), dated as of the effective date of the Closing Date, in substantially the form and substance as set forth in Exhibit F, respectively, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, each of the First Merger and the Second Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel may rely upon the representation letters described in Section 7.13(a) and Section 7.13(b).

ARTICLE 9

TERMINATION, FEES AND EXPENSES, AND AMENDMENT

Section 9.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Second Merger Effective Time, notwithstanding approval thereof by the stockholders of Company (except as otherwise specified in this Section 9.1):

(a) by mutual written consent of each of Parent and Company;

(b) by either Parent or Company:

(i) if the Mergers shall not have been consummated on or before February 17, 2024 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of the Mergers to be consummated by the Outside Date was primarily caused by the failure of such Party to comply with any provision of this Agreement;

(ii) if any Governmental Authority of competent jurisdiction shall have issued temporary restraining order, preliminary or permanent injunction or other Order prohibiting consummation of the Mergers, and such Order or other action shall have become final and non-appealable or any Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, makes illegal the consummation of the First Merger or Second Merger or any other transaction contemplated hereby; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on such approval was taken;

(c) by Parent:

(i) if Company shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, if occurring or continuing on the Closing Date (A) would result in the failure of any of the conditions set forth in Section 8.2(a) or 8.2(b) (a “Company Terminating Breach”) and (B) is not cured or cannot be cured or waived prior to the earlier of (i) forty-five (45) days following notice to Company from Parent of such breach or failure and (ii) the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii) prior to obtaining the Company Stockholder Approval, if Company or the Company Board or any committee thereof (A) shall have effected a Company Adverse Recommendation Change, (B) after public announcement by any Person of a Company Acquisition Proposal, fails to recommend against such Company Acquisition Proposal and to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of being requested to do so by Parent, or (C) fails to include the Company Board Recommendation in the Proxy Statement; or

(d) by Company:

(i) if Parent shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, if occurring or continuing on the Closing Date (A) would result in the failure of any of the conditions set forth in Section 8.3(a) or 8.3(b) (a “Parent Terminating Breach “) and (B) is not cured or cannot be cured or waived prior to the earlier of (x) forty-five (45) days following notice to Parent from Company of such breach or failure and (y) the Outside Date; provided, that Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii) prior to obtaining the Company Stockholder Approval, if the Company Board determines to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 7.3(e) (it being understood that Company shall enter into a definitive Company Alternative Acquisition Agreement with respect to the Company Superior Proposal substantially concurrently with the termination of this Agreement); provided, that the Company Termination Fee shall be paid in full pursuant to Section 9.3(d) substantially concurrently with such termination.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or Company, except that the Confidentiality Agreement and the provisions of Section 7.2(b) (Confidentiality), Section 7.4 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses), Section 9.4 (Amendment), and Article 10 (General Provisions), and the definitions of all defined terms appearing in such sections, shall survive the termination hereof; provided, that no such termination shall relieve any Party from any liability or damages resulting from any fraud in connection with this Agreement or any willful and material breach of any of the covenants or agreements set forth in this Agreement prior to such termination of this Agreement. For purposes of the foregoing, “willful and material breach” shall mean an intentional and willful act, or an intentional and willful failure to act, in each case that is the consequence of an act or omission by a Person with the actual knowledge that the taking of such act or failure to take such act would or would reasonably be expected to cause a material breach of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3 Fees and Expenses.

(a) Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated.

(b) In the event that (i)(x) this Agreement is terminated by Parent pursuant to Section 9.1(c)(i), and after the date hereof and prior to the breach giving rise to such right of termination, a Company Acquisition Proposal has been publicly announced, disclosed, or otherwise communicated or made known to the Company Board and has not been irrevocably withdrawn publicly, or (y) this Agreement is terminated by Company or Parent pursuant to Section 9.1(b)(iii), and prior to the Company Stockholder Meeting a Company Acquisition Proposal has been publicly announced, disclosed, or otherwise communicated or made known to the Company Board and has not been irrevocably withdrawn publicly at least five (5) Business Days prior to the Company Stockholder Meeting, and (ii) within twelve (12) months after the date of such termination referred to in this Section 9.3(b), a transaction in respect of a Company Acquisition Proposal is consummated or Company enters into a Company Alternative Acquisition Agreement that is later consummated (provided that for purposes of this clause (ii), all percentages included in the definition of “Company Acquisition Proposal” shall be increased to 50%), then Company shall pay to Parent the Company Termination Fee by wire transfer of same day funds to the account or accounts designated by Parent no later than consummation of such transaction in respect of a Company Acquisition Proposal.

(c) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(c)(ii), then Company shall pay to Parent the Company Termination Fee by wire transfer of same day funds to the account or accounts designated by Parent within two (2) Business Days of such termination.

(d) In the event that this Agreement is terminated by Company pursuant to Section 9.1(d)(ii), then Company shall pay to Parent the Company Termination Fee by wire transfer of same day funds to the account or accounts designated by Parent substantially concurrently with such termination.

(e) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that under no circumstances shall Company be required to pay Parent the Company Termination Fee on more than one occasion. Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or willful and material breach as set forth in Section 9.2 and except as set forth in the provisos at the end of this sentence, in the event that the Company Termination Fee becomes payable, then payment to Parent of the Company Termination Fee and any Enforcement Expenses shall be Parent’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Company, the Company Subsidiaries and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Company Parties”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Mergers to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise, and, upon payment of such Company Termination Fee, no Company Party shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith, or the transactions contemplated hereby and thereby.

(f) Each of Company and Parent acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement. If Company fails to pay the Company Termination Fee due pursuant to Section 9.3(b) or 9.3(c) or 9.3(d), and, in order to obtain such payment, Parent commences a suit that results in a final, non-appealable judgment against Company for the Company Termination Fee, Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest thereon from the date of termination of this Agreement at a rate per annum equal to the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made (collectively, the “Enforcement Expenses”).

(g) The “Company Termination Fee” shall be an amount equal to the lesser of (i) the Company Base Amount and (ii) the maximum amount, if any, that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants engaged by Parent (taking into account any known or anticipated income of Parent which is not Qualifying Income and any appropriate “cushion” as determined by such accountants). Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of the Company Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Company Termination Fee shall be an amount equal to the Company Base Amount and Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Company Base Amount within five (5) Business Days. In the event that Parent is not able to receive the full Company Base Amount due to the above limitations, Company shall place the unpaid amount in escrow by wire transfer within three (3) days of the date when the Company Termination Fee would otherwise be due but for the above limitations and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above), in which event Company shall pay to Parent the lesser of the unpaid Company Base Amount or the maximum amount stated in the letter, within five (5) Business Days after Company has been notified thereof, or (ii) the Tax Guidance, in which event Company shall pay to Parent the unpaid Company Base Amount within five (5) Business Days after Company has been notified thereof. The obligation of Company to pay any unpaid portion of the Company Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date the Company Termination Fee first becomes payable under Section 9.3(b), Section 9.3(c) or Section 9.3(d). Amounts remaining in escrow after the obligation of Company to pay the Company Termination Fee terminates shall be released to Company.

Section 9.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties hereto by action taken or authorized by the Company Board and the Parent Board, respectively, at any time before or after receipt of the Company Stockholder Approval and prior to the Second Merger Effective Time; provided, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock and Company Class A Common Stock and/or Hermes Sub I Common Stock and Hermes Sub I Class A Common Stock, or which by applicable Law or, in the case of Parent, in accordance with the rules of Nasdaq requires the further approval of the stockholders of Company or stockholders of Parent without such further approval of such stockholders or stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Second Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance in whole or in part after the Second Merger Effective Time.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given on the date of actual delivery if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by email of a “portable document form” (“pdf”) attachment (receipt confirmed, provided that receipt will be deemed to have been confirmed upon delivery absent an “undeliverable” or similar automatic reply) at the following addresses (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)	if to Company, Hermes Sub I or Hermes Sub II to:

c/o Urstadt Biddle Properties Inc.

321 Railroad Avenue

Greenwich, CT 06830

Attn:	Willing L. Biddle
Miyun Sung
email:	wbiddle@ubproperties.com
msung@ubproperties.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

555 13th Street NW

Washington, DC 20004

Attn:	David Bonser
Stacey McEvoy
email:	david.bonser@hoganlovells.com
stacey.mcevoy@hoganlovells.com

(b)	if to Parent or Merger Sub to:

c/o Regency Centers Corporation

One Independent Drive, Suite 114

Jacksonville, Florida 32202

Attn:	Michael Mas
Michael Herman
email:	michaelmas@regencycenters.com
michaelherman@regencycenters.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attn:	Adam O. Emmerich
David K. Lam
email:	aoemmerich@wlrk.com
dklam@wlrk.com

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by email in pdf, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5 Entire Agreement. This Agreement (including the Exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement and the Voting Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

Section 10.6 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, except for the provisions of Article 3 (which, from and after the Second Merger Effective Time, shall be for the benefit of holders of shares of Hermes Sub I Common Stock, Hermes Sub II Class A Common Stock and Hermes Sub I Preferred Stock

immediately prior to the Second Merger Effective Time) and Section 7.5 (which, from and after the Second Merger Effective Time shall be for the benefit of the Indemnified Parties). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.7 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.7 Extension; Waiver. At any time prior to the Second Merger Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of any other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party (provided, that any waiver must be signed by the Part(y)(ies) to whose benefit the relevant provision inures). The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.8 Governing Law. This Agreement and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or be related to this Agreement or the negotiation, execution or performance of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

Section 10.9 Consent to Jurisdiction. Each Party irrevocably agrees (a) to submit itself to the exclusive jurisdiction and forum of the Circuit Court for Baltimore City (Maryland) or, if that court does not have jurisdiction, to the United Stated District Court for the State of Maryland, Northern Division (the “Maryland Courts”) for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement, (b) to request and/or consent to the assignment of any dispute arising out of this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement to the Business and Technology Case Management Program of the Circuit Court for Baltimore City (Maryland), (c) that it will not attempt to deny or defeat such jurisdiction or forum by motion or other request for leave from any such court, (d) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Maryland Courts, and (e) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties agrees that service of process may be made within or outside the State of Maryland, and agree that service of process on such Party at the address referred to in Section 10.2 (or such other address as may be specified in accordance with Section 10.2) by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service shall be deemed effective service of process. Service made pursuant to the foregoing sentence shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

Section 10.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 10.11 Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement. It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Article 9, each Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such Party is entitled at Law or in equity. Each Party hereby waives any objections and defenses to the grant of the equitable remedy of specific performance or to an injunction to prevent or restrain breaches of this Agreement by any other Party (including any objection or defense on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to specifically enforce compliance by the other Party with the terms and provisions of, and such other Party’s obligations under, this Agreement and to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement or the covenants and obligations of such other Party under this Agreement. In the event any Party seeks an injunction or injunctions to prevent breaches or threatened breaches of this Agreement (or the covenants and obligations of the other Party under this Agreement) or to enforce specifically the terms and provisions of, or the other Party’s obligations under, this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction.

For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by this Section 10.11 and the payment of damages as contemplated by Section 9.2, but shall not be entitled or permitted to receive an award of damages if specific performance or other equitable remedies are awarded and consummation of the Mergers occurs and shall not be entitled or permitted to receive an award of specific performance or other equitable remedies if damages are awarded.

Section 10.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations among the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

REGENCY CENTERS CORPORATION

By:	/s/ Lisa Palmer
	Name:	Lisa Palmer
	Title:	President and Chief Executive Officer

HERCULES MERGER SUB, LLC

By:	/s/ Lisa Palmer
	Name:	Lisa Palmer
	Title:	President and Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

URSTADT BIDDLE PROPERTIES INC.

By:	/s/ Willing L. Biddle
Name: Willing L. Biddle
Title: President and Chief Executive Officer

UB MARYLAND I, INC.

By:	/s/ Willing L. Biddle
Name: Willing L. Biddle
Title: Director

UB MARYLAND II, INC.

By:	/s/ Willing L. Biddle
Name: Willing L. Biddle
Title: Director

[Signature Page to the Agreement and Plan of Merger]

Exhibit A

Form of Articles of Amendment Classifying Parent Series A Preferred Stock

Exhibit A

ARTICLES OF AMENDMENT TO RESTATED ARTICLES OF INCORPORATION OF REGENCY CENTERS CORPORATION DESIGNATING THE PREFERENCES, RIGHTS AND LIMITATIONS OF 4,600,000 SHARES OF 6.250% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

$0.01 Par Value

Original Designation filed in the office of Secretary of State of Florida on [•], 2023.

Pursuant to Section 607.0602 of the Florida Business Corporation Act (the “FBCA”), Regency Centers Corporation, a Florida corporation (the “Corporation”), does hereby certify that:

FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Corporation by Section 4.2 of the Restated Articles of Incorporation of the Corporation (the “Articles”) and Section 607.0602 of the FBCA, the Board of Directors of the Corporation (the “Board of Directors”), by resolutions duly adopted on May 17, 2023, has classified 4,600,000 shares of the authorized but unissued Preferred Stock, par value $0.01 per share (“Preferred Stock”), as a separate series of Preferred Stock, authorized the issuance of a maximum of 4,600,000 shares of such series of Preferred Stock and set certain of the preferences, voting powers, restrictions, limitations as to dividends, qualifications, terms and conditions of redemption and other terms and conditions of such series of Preferred Stock. Shareholder approval was not required under the Articles with respect to such designation.

SECOND: The series of Preferred Stock of the Corporation created by the resolutions duly adopted by the Board of Directors and referred to in Article FIRST of these Articles of Amendment shall have the following designation, number of shares, preferences, voting powers, restrictions and limitation as to dividends and other distributions, qualifications, terms and conditions of redemption and other terms and conditions:

1.        Designation and Number. A series of preferred stock, designated the 6.250% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), is hereby established. The number of shares constituting the Series A Preferred Stock shall initially be 4,600,000.

2.        Defined Terms. The terms defined in this Section, whenever used herein, shall, unless the context otherwise requires, have the respective meanings hereinafter specified:

“Alternative Conversion Consideration” shall have the meaning set forth in Section 10(a).

“Alternative Form Consideration” shall have the meaning set forth in Section 10(a).

“Annual Dividend Rate” shall have the meaning set forth in Section 5(a).

“Articles” shall have the meaning set forth in Article FIRST of these Articles of Amendment.

“Board of Directors” shall mean the Board of Directors of the Corporation or any committee authorized by the Board of Directors to perform any of its responsibilities with respect to the Series A Preferred Stock.

“business day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

“Change of Control” occurs when, after the Series A Preferred Stock issue date, the following have occurred and are continuing:

(a)        the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of common stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of common stock entitled to vote generally in the election of directors (and such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(b)        following the closing of any transaction referred to in (a) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed or quoted on the NYSE, the NYSE American or the NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or the NASDAQ.

“Change of Control Conversion Right” shall have the meaning set forth in Section 10(a).

“Change of Control Redemption Right” shall have the meaning set forth in Section 8.

“Code” shall have the meaning set forth in Section 5(e).

“common stock” shall mean the common stock, par value $0.01 per share, of the Corporation and any stock into which such common stock shall have been changed or any stock resulting from any capital reorganization or reclassification of such common stock, and all other stock of any class or classes (however designated) of the Corporation the holders of which have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference.

“Common Share Conversion Consideration” shall have the meaning set forth in Section 10(a).

“Common Stock Price” shall have the meaning set forth in Section 10(a).

“Conversion Agent” shall have the meaning set forth in Section 10(d).

“Conversion Consideration” shall have the meaning set forth in Section 10(a).

“Conversion Date” shall have the meaning set forth in Section 10(a).

“Corporation” shall have the meaning set forth in Article FIRST of these Articles of Amendment.

“Dividend Payment Date” shall have the meaning set forth in Section 5(b).

“Dividend Record Date” shall have the meaning set forth in Section 5(b).

“Event” shall have the meaning set forth in Section 11(c)(ii).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Cap” shall have the meaning set forth in Section 10(a).

“FBCA” shall mean the Florida Business Corporation Act.

“Liquidation Preference” shall have the meaning set forth in Section 6(a).

“NASDAQ” shall mean the Nasdaq Stock Market or any exchange or quotation system that is a successor to the Nasdaq Stock Market on which the Series A Preferred Stock is listed or quoted.

“NYSE” shall mean the New York Stock Exchange or any exchange or quotation system that is a successor to the New York Stock Exchange on which the Series A Preferred Stock is listed or quoted.

“NYSE American” shall mean the NYSE American or any exchange or quotation system that is a successor to the NYSE American on which the Series A Preferred Stock is listed or quoted.

“Optional Redemption Right” shall have the meaning set forth in Section 7.

“Parity Preferred” shall have the meaning set forth in Section 11(b).

“person” shall mean any natural person, corporation, limited partnership, limited liability company, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, or any governmental authority.

“Preferred Dividend Default” shall have the meaning set forth in Section 11(b).

“Preferred Stock Director” shall have the meaning set forth in Section 11(b).

“REIT” shall have the meaning set forth in Section 5(e).

“Rights and Preferences” shall have the meaning set forth in Section 11(c)(ii).

“Series A Preferred Stock” shall have the meaning set forth in Section 1.

“Series B Preferred Stock” shall mean the 5.875% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Corporation.

“set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of a dividend or other distribution by the Board of Directors, the allocation of funds to be so paid on any series or class of stock of the Corporation.

“Share Cap” shall have the meaning set forth in Section 10(a).

“Share Split” shall have the meaning set forth in Section 10(a).

3.        Maturity. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

4.        Ranking. The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (a) senior to all classes or series of common stock of the Corporation, and to all equity securities issued by the Corporation ranking junior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation, (b) on a parity with the Series B Preferred Stock, and with all other equity securities issued by the Corporation, the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Stock and the Series A Preferred Stock with respect to dividend rights or other rights upon liquidation, dissolution or winding up of the Corporation, and (c) junior to all existing and future indebtedness of the Corporation, and to any equity securities that the Corporation may issue in the future the terms of which specifically provide that such equity securities rank senior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation.

5.        Dividends.

(a)        Holders of shares of the Series A Preferred Stock are entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, preferential cumulative dividends payable in cash at the rate per annum of $1.5625 per share of the Series A Preferred Stock (the “Annual Dividend Rate”), which is equivalent to a rate of 6.250% per annum of the Liquidation Preference.

(b)        Dividends on the Series A Preferred Stock shall be cumulative from and including the date of original issue and shall be payable in arrears for each quarterly period ending January 31, April 30, July 31 and October 31 on January 31, April 30, July 31 and October 31, respectively, of each year, or, if any such date shall not be a business day, not later than the next succeeding business day (each, a “Dividend Payment Date”). The amount of dividends payable on each Dividend Payment Date for the Series A Preferred Stock shall be computed by dividing the Annual Dividend Rate by four. The first dividend will be payable on [•], with respect to the period commencing on the first date on which shares of the Series A Preferred Stock are issued and ending [•]. The amount of any dividend payable on the Series A Preferred Stock with respect to any other period (that is shorter or longer than one full quarterly period), including, without limitation, the first dividend which is payable on [•], will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date determined each quarter by the Board of Directors, as provided by the FBCA, which shall not be more than 30 days preceding the applicable Dividend Payment Date (each, a “Dividend Record Date”).

(c)        No dividends on shares of Series A Preferred Stock shall be authorized by the Board of Directors or declared or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, declaration, payment or setting apart shall be restricted or prohibited by law.

(d)        Notwithstanding the foregoing, dividends on outstanding shares of the Series A Preferred Stock will accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Accrued but unpaid dividends on shares of the Series A Preferred Stock will not bear interest and holders of shares of the Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions described above. Except as set forth in the next sentence, no dividends will be authorized, declared and paid or authorized, declared and set apart for payment on any capital stock of the Corporation ranking, as to dividends, on a parity with the Series A Preferred Stock (other than a dividend in shares of the common stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof is set apart for such payment on outstanding shares of the Series A Preferred Stock for all past dividend periods. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends authorized and declared upon the Series A Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock shall be authorized and declared ratably so that the amount of dividends authorized and declared per share of Series A Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

(e)        Except as described in Section 5(d) above, unless full cumulative dividends on outstanding shares of the Series A Preferred Stock have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, no dividends (other than in shares of common stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be authorized, declared and paid or authorized, declared and set apart for payment nor shall any other distribution be authorized and declared or made upon the common stock, or any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of common stock, or any other shares of capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for other capital stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends and upon liquidation or redemption for the purpose of preserving the Corporation’s qualification as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”)). Holders of shares of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided above. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. So long as no dividends are in arrears, the Corporation shall be entitled at any time and from time to time to repurchase shares of Series A Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

6.         Liquidation Preference.

(a)        Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders a liquidation preference of $25.00 per share (the “Liquidation Preference”), plus an amount equal to any accrued and unpaid dividends to, but excluding, the date of payment (whether or not declared), but without interest, before any distribution of assets is made to holders of common stock or any other class or series of capital stock of the Corporation that ranks junior to the Series A Preferred Stock as to liquidation rights. However, the holders of the shares of Series A Preferred Stock will not be entitled to receive the Liquidation Preference, plus any accrued and unpaid dividends, of such shares until the Liquidation Preference of any other series or class of the Corporation’s capital stock hereafter issued which ranks senior as to liquidation rights to the Series A Preferred Stock has been paid in full. The holders of Series A Preferred Stock and all series or classes of the Corporation’s capital stock which rank on a parity as to liquidation rights with the Series A Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such capital stock, in any distribution (after payment of the liquidation preference of any capital stock of the Corporation that ranks senior to the Series A Preferred Stock as to liquidation rights) which is not sufficient to pay in full the aggregate of the amounts payable thereon. Holders of Series A Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation with or into the Corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

(b)        In determining whether a distribution to holders of Series A Preferred Stock (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise is permitted under the FBCA, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of stock of the Corporation whose preferential rights upon dissolution are superior to those receiving the distribution.

7.        Optional Redemption. The Corporation may, at its option, upon notice pursuant to Section 9 hereof, redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to, but not including, the date fixed for redemption (except for dividends payable as described in the last sentence of Section 9(a)) without interest (the “Optional Redemption Right”). In addition to the Optional Redemption Right, in order to ensure that the Corporation remains qualified as a REIT under the Code, the Corporation will have the right to purchase from a holder of shares of Series A Preferred Stock at any time any shares of Series A Preferred Stock held by such holder in excess of 7% of the value of the outstanding capital stock of the Corporation in accordance with Article V of the Articles or any successor provision or other provision of the Articles as in effect from time to time limiting ownership of stock of the Corporation.

8.        Special Optional Redemption. In the event of a Change of Control of the Corporation, the Corporation shall have the right, at the Corporation’s option, to redeem the shares of each holder of Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon (whether or not declared) (except for dividends payable as described in the last sentence of Section 9(a)) to, but not including, the date fixed for redemption (a “Change of Control Redemption Right”).

9.         Redemption Procedures.

(a)        The Corporation shall give notice of redemption by mail, postage prepaid, not less than 30 nor more than 90 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give such notice or any defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock, except as to a holder to whom notice was defective or not given. Each notice will state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the Series A Preferred Stock is to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) if such redemption is being made in connection with a Change of Control, holders of Series A Preferred Stock being so called for redemption will not be able to tender such shares of Series A Preferred Stock for conversion in connection with the Change of Control and each share of Series A Preferred Stock tendered for conversion that is called, prior to the Conversion Date, for redemption will be redeemed on the related redemption date instead of converted on the Conversion Date. Notwithstanding the foregoing, no notice of redemption will be required where the Corporation elects to redeem Series A Preferred Stock to preserve its REIT qualification. If the Corporation redeems less than all of the Series A Preferred Stock held by any holder, the notice mailed to such holder will also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed. If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected by lot or pro rata. If a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, each holder of Series A Preferred Stock at the close of business on the applicable Dividend Record Date is entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before the Dividend Payment Date.

(b)        If the Corporation has given notice of redemption of any shares of Series A Preferred Stock and has set apart for payment the funds necessary for the redemption for the benefit of the holders of any shares of Series A Preferred Stock called for redemption, then from and after the redemption date (i) dividends will cease to accrue on such shares of Series A Preferred Stock, (ii) the shares of Series A Preferred Stock will no longer be deemed outstanding and (iii) all rights of the holders of the shares will terminate, except the right to receive the redemption price.

(c)        If full cumulative dividends on the Series A Preferred Stock have not been paid or declared and set apart for payment for all prior dividend periods, the Corporation may not redeem any shares of Series A Preferred Stock unless it simultaneously redeems all outstanding shares of Series A Preferred Stock, and the Corporation will not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchange for shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation). So long as no dividends are in arrears, the Corporation is entitled, at any time and from time to time, to repurchase shares of Series A Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable law.

10.       Conversion Rights.

(a)        Upon the occurrence of a Change of Control, unless, prior to the Conversion Date, the Corporation provides notice of redemption of such shares of Series A Preferred Stock pursuant to Section 9, then, unless the holders of the Series A Preferred Stock will receive Alternative Form Consideration pursuant to this Section 10(a), each holder of shares of Series A Preferred Stock shall have the right, subject to Section 10(k), to convert all or part of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Conversion Date into a number of shares of common stock per share of Series A Preferred Stock to be converted (the “Common Share Conversion Consideration”) equal to the lesser of (i) the quotient obtained by dividing (A) the sum of $25.00 plus (subject to Section 10(c) hereof) the amount of any accrued and unpaid dividends thereon (whether or not declared) to, but not including, the Conversion Date, by (B) the Common Stock Price and (ii) [•] (as adjusted pursuant to the immediately succeeding paragraph, the “Share Cap”).

The Share Cap is subject to pro rata adjustments for any stock splits (including those effected pursuant to a common stock dividend), subdivisions or combinations (in each case, a “Share Split”) with respect to the common stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of common stock that is equivalent to the product obtained by multiplying (x) the Share Cap in effect immediately prior to such Share Split by (y) a fraction, the numerator of which is the number of shares of common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable in connection with the exercise of the Change of Control Conversion Right and in respect of the Series A Preferred Stock shall not exceed [•] shares of common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase on a pro rata basis if the number of authorized shares of Series A Preferred Stock increases after the first date on which any shares of the Series A Preferred Stock are issued (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which, or in connection with which, shares of common stock shall be converted into cash, securities or other property or assets, including any combination thereof (the “Alternative Form Consideration”), a holder of shares of Series A Preferred Stock shall receive upon conversion of such shares of Series A Preferred Stock (subject to the immediately succeeding paragraph) the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive had such holder held a number of shares of common stock equal to the Common Share

Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration” and, together with the Common Share Conversion Consideration, the “Conversion Consideration”).

If holders of shares of common stock have the opportunity to elect the form of consideration to be received in connection with the Change of Control, the consideration that the holders of Series A Preferred Stock shall receive shall be the form of consideration elected by the holders of a plurality of the shares of common stock held by shareholders who participate in the election and shall be subject to any limitations to which all holders of common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in connection with the Change of Control.

The “Conversion Date” with respect to any Change of Control shall be a business day fixed by the Board of Directors that is not fewer than 20 days and not more than 35 days after the date on which the Corporation provides notice of the Change of Control pursuant to Section 10(d).

The “Common Stock Price” for any Change of Control shall be (x) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by holders of shares of common stock is solely cash, and (y) the average of the closing prices per share of common stock on the NYSE, the NYSE American or the NASDAQ for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of shares of common stock is other than solely cash (including if such holders do not receive consideration).

(b)        No fractional shares of common stock shall be issued upon the conversion of Series A Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.

(c)        If a Conversion Date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, each holder of shares of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date in accordance with Section 5 hereof, notwithstanding the conversion of such shares on or prior to such Dividend Payment Date, but the Common Share Conversion Consideration shall not be calculated to include such accrued and unpaid dividends.

(d)        Within 15 days following the occurrence of a Change of Control, the Corporation shall deliver a notice of the occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, to the holders of record of the outstanding shares of Series A Preferred Stock at their addresses as they appear on the Corporation’s stock transfer records. No failure to give such a notice or any defect thereto or in the mailing thereof shall affect the sufficiency of the notice or validity of the proceedings for the conversion of any share of Series A Preferred Stock, except as to the holder to whom notice was defective or not given. A notice which has been mailed in the manner provided herein shall be conclusively presumed to have been duly given on the date mailed whether or not the holder received such notice. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series A Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Conversion Date; (vi) that if, prior to the Conversion Date, the Corporation provides notice of its election to redeem all or any portion of the Series A Preferred Stock, the holder will not be able to convert the shares of Series A Preferred Stock called for redemption, and such shares of Series A Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock converted; (viii) the name and address of the paying agent and the conversion agent (the “Conversion Agent”); and (ix) the procedures that the holders of Series A Preferred stock must follow to exercise the Change of Control Conversion Right.

(e)        The Corporation shall issue a press release for publication on the Dow Jones & Corporation, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing the information stated in such a notice, and post such a notice on the Corporation’s website, in any event prior to the opening of business on the first business day following any date on which the Corporation provides notice pursuant to Section 10(d) to the holders of record of Series A Preferred Stock.

(f)        In order to exercise the Change of Control Conversion Right, a holder of record of shares of Series A Preferred Stock shall be required to deliver, on or before the close of business on the Conversion Date, the certificates, if any, representing any certificated shares of Series A Preferred Stock to be converted, duly endorsed for transfer, together with a written notice of exercise and any other documents the Corporation reasonably requires in connection with such conversion, to the Conversion Agent. Such notice shall state the number of shares of Series A Preferred Stock to be converted. Notwithstanding the foregoing if the shares of Series A Preferred Stock are held in global form, such notice shall instead comply with applicable procedures of The Depository Trust Company.

(g)        Holders of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part), by a written notice of withdrawal delivered to the Conversion Agent prior to the close of business on the business day prior to the Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series A Preferred Stock; (ii) if certificated shares of Series A Preferred Stock have been tendered for conversion and withdrawn, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and (iii) the number of shares of Series A Preferred Stock, if any, which remain subject to the notice of exercise. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the notice of withdrawal shall instead comply with applicable procedures of The Depository Trust Company.

(h)        Shares of Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the notice of exercise has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Conversion Date unless, prior to the Conversion Date, the Corporation provides notice of its election to redeem such shares of Series A Preferred Stock, whether pursuant to its Optional Redemption Right or Change of Control Redemption Right.

(i)        The Corporation shall deliver the applicable Conversion Consideration no later than the third business day following the Conversion Date.

(j)        In connection with the exercise of any Change of Control Conversion Right, the Corporation shall comply with all U.S. federal and state securities laws and stock exchange rules in connection with any conversion of shares of Series A Preferred Stock into Conversion Consideration.

(k)        Notwithstanding anything to the contrary in this Section 10, no holder of Series A Preferred Stock will be entitled to convert any shares of Series A Preferred Stock into shares of common stock to the extent that receipt of shares of common stock upon the conversion of such shares of Series A Preferred Stock in accordance with this Section 10 would cause such person or any other person to violate Article V of the Articles or any successor provision or other provision of the Articles as in effect from time to time limiting ownership of stock of the Corporation.

11.       Voting Rights.

(a)        Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below.

(b)        Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive (a “Preferred Dividend Default”), the number of directors then constituting the Board of Directors shall be increased by two (if not already increased by reason of a similar arrearage with respect to any Parity Preferred (as hereinafter defined)), and the holders of such shares of Series A Preferred Stock will be entitled to vote separately as a class with all other series of preferred stock ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable, including, in that instance, Series B Preferred Stock (“Parity Preferred”), in order to fill the vacancies thereby created, for the election of a total of two additional directors of the Corporation (the “Preferred Stock Directors”) at a special meeting called by the Corporation at the request of holders of record of at least 10% of the Series A Preferred Stock or the holders of record of at least 10% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual meeting of shareholders)

or at the next annual meeting of shareholders, and at each subsequent annual meeting until (or, if the directors are divided into classes, at the conclusion of the terms of each Preferred Stock Director) all dividends accrued on such shares of Series A Preferred Stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid. In the event the directors of the Corporation are divided into classes, each such vacancy shall be apportioned among the classes of directors to prevent stacking in any one class and to ensure that the number of directors in each of the classes of directors are as nearly equal as possible. Each Preferred Stock Director, as a qualification for election as such (and regardless of how elected) shall submit to the Board of Directors a duly executed, valid, binding and enforceable letter of resignation from the Board of Directors, to be effective upon the date upon which all dividends accrued on such shares of Series A Preferred Stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid, whereupon the terms of office of all persons elected as Preferred Stock Directors by the holders of the Series A Preferred Stock and any Parity Preferred shall, upon the effectiveness of their respective letters of resignation, forthwith terminate, and the number of directors then constituting the Board of Directors shall be reduced accordingly. A quorum for any meeting shall exist if at least a majority of the outstanding shares of Series A Preferred Stock and shares of Parity Preferred upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meetings. Such Preferred Stock Directors shall be elected upon the affirmative vote of a plurality of the shares of Series A Preferred Stock and such Parity Preferred (regardless of liquidation preference) present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accrued dividends and the dividend for the then current dividend period on the Series A Preferred Stock shall have been paid in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default). Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter properly coming before the Board of Directors. Notwithstanding the foregoing, in no event shall the holders of Series A Preferred Stock be entitled pursuant to this Section 11(b) to elect a director that would cause the Corporation to fail to satisfy a requirement relating to director independence of any securities exchange on which any class or series of the Corporation’s stock is listed.

(c)        So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by the Articles, the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of Series A Preferred Stock, at the time outstanding, voting separately as a class, given in person or by proxy, either in writing without a meeting or by vote at any meeting, shall be necessary for effecting or validating:

(i)        any voluntary termination or revocation of the status of the Corporation as a REIT;

(ii)        any amendment, alteration or repeal of any of the provisions of the Articles or these Articles of Amendment (whether by merger, consolidation or otherwise (an “Event”)) that materially and adversely affects any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption (the “Rights and Preferences”) of the Series A Preferred Stock or the holders thereof; provided, however, that (x) the amendment of the provisions of the Articles so as to authorize, create or increase the authorized amount of any shares ranking on parity with or junior to the Series A Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up (including any increase in the number of authorized shares of Series A Preferred Stock) shall not be deemed to materially adversely affect the Rights and Preferences, and (y) any filing with the Florida Division of Corporations by the Corporation, including in connection with an Event, shall not be deemed to be an amendment, alteration or repeal of any of the provisions of the Articles or these Articles of Amendment that materially and adversely affects the Rights and Preferences, provided that: (1) the Corporation is the surviving entity and the Series A Preferred Stock remain outstanding with the terms thereof materially unchanged in any respect adverse to the holders thereof; or (2) the resulting, surviving or transferee entity is organized under the laws of any state and substitutes or exchanges the Series A Preferred Stock for other preferred stock, shares or other equity interests having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof that are substantially similar to that of the Series A Preferred Stock (except for changes that do not materially and adversely affect the holders of Series A Preferred Stock); or

(iii)        the authorization, creation or the increase in the authorized number of shares of any class or series, or any security convertible into shares of any class or series of stock of the Corporation ranking senior to the Series A Preferred Stock as to distribution on any liquidation, dissolution or winding up of the Corporation or as to the payment of dividends;

provided, however, that, in the case of each of subparagraphs (i), (ii) and (iii), no such vote of the holders of Series A Preferred Stock shall be required if, at or prior to the time when such amendment, alteration or repeal is to take effect, or when the issuance of any such prior shares or convertible security is to be made, as the case may be, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption or, in the case of an Event, regardless of the date of the transaction, the holders of the Series A Preferred Stock receive in the transaction their liquidation preference plus accrued and unpaid dividends.

For purposes of determining the voting rights of the holders of the Series A Preferred Stock under this Section 11(c), each holder will be entitled to one vote for each Liquidation Preference per share with respect to shares of the Series A Preferred Stock held by such holder. Whether the vote or consent of the holders of a plurality, majority or other portion of the shares of the Series A Preferred Stock has been cast or given on any matter on which the holders of shares of the Series A Preferred Stock are entitled to vote shall be determined by the Corporation by reference to the specified liquidation amounts of the shares voted or covered by the consent.

(d)        As to any voting right set forth in Section 11(c), the holders of Series A Preferred Stock shall have exclusive voting rights on any proposed amendment to the Articles that would alter only the contract rights of the Series A Preferred Stock.

(e)        Except as expressly stated in these Articles of Amendment, the Series A Preferred Stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof shall not be required for the taking of any corporate action, including, but not limited to, any merger or consolidation involving the Corporation, or a sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation, irrespective of the effect that such merger, consolidation, sale, liquidation or dissolution may have upon the rights, preferences or voting power of the holders of the Series A Preferred Stock.

12.       Information Right. During any period during which the Corporation is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, the Corporation will (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series A Preferred Stock, as their names and addresses appear in the Corporation’s record books and without cost to such holders, copies of annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that the Corporation would have been required to file with the United States Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation were subject thereto (other than any exhibits that would have been required) within 15 days after the respective dates by which the Corporation would have been required to file such reports with the United States Securities and Exchange Commission if the Corporation were subject to Section 13 or 15(d) of the Exchange Act (in each case, based on the dates on which the Corporation would be required to file such periodic reports if it were an “accelerated filer” within the meaning of the Exchange Act), and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of the Series A Preferred Stock.

THIRD: The classification of authorized but unissued shares as set forth in these Articles of Amendment does not increase the authorized stock of the Corporation or the aggregate par value thereof.

FOURTH: These Articles of Amendment have been approved by the Board of Directors in the manner prescribed by the FBCA.

IN WITNESS WHEREOF, the undersigned Senior Vice President, Secretary and General Counsel of the Corporation has executed these Articles of Amendment to the Restated Articles of Incorporation as of [•], 2023.

REGENCY CENTERS CORPORATION

By:
Michael Herman
Senior Vice President, Secretary and
General Counsel

[Signature Page to the Articles of Amendment for the Designation of Series A Cumulative Redeemable Preferred Stock of the Corporation]

Exhibit B

Form of Articles of Amendment Classifying Parent Series B Preferred Stock

Exhibit B

ARTICLES OF AMENDMENT TO RESTATED ARTICLES OF INCORPORATION OF

REGENCY CENTERS CORPORATION DESIGNATING THE PREFERENCES,

RIGHTS AND LIMITATIONS OF 4,400,000 SHARES OF

5.875% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK

$0.01 Par Value

Original Designation filed in the office of Secretary of State of Florida on [•], 2023.

Pursuant to Section 607.0602 of the Florida Business Corporation Act (the “FBCA”), Regency Centers Corporation, a Florida corporation (the “Corporation”), does hereby certify that:

FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Corporation by Section 4.2 of the Restated Articles of Incorporation of the Corporation (the “Articles”) and Section 607.0602 of the FBCA, the Board of Directors of the Corporation (the “Board of Directors”), by resolutions duly adopted on May 17, 2023, has classified 4,400,000 shares of the authorized but unissued Preferred Stock, par value $0.01 per share (“Preferred Stock”), as a separate series of Preferred Stock, authorized the issuance of a maximum of 4,400,000 shares of such series of Preferred Stock and set certain of the preferences, voting powers, restrictions, limitations as to dividends, qualifications, terms and conditions of redemption and other terms and conditions of such series of Preferred Stock. Shareholder approval was not required under the Articles with respect to such designation.

SECOND: The series of Preferred Stock of the Corporation created by the resolutions duly adopted by the Board of Directors and referred to in Article FIRST of these Articles of Amendment shall have the following designation, number of shares, preferences, voting powers, restrictions and limitation as to dividends and other distributions, qualifications, terms and conditions of redemption and other terms and conditions:

1.        Designation and Number. A series of preferred stock, designated the 5.875% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), is hereby established. The number of shares constituting the Series B Preferred Stock shall initially be 4,400,000.

2.        Defined Terms. The terms defined in this Section, whenever used herein, shall, unless the context otherwise requires, have the respective meanings hereinafter specified:

“Alternative Conversion Consideration” shall have the meaning set forth in Section 10(a).

“Alternative Form Consideration” shall have the meaning set forth in Section 10(a).

“Annual Dividend Rate” shall have the meaning set forth in Section 5(a).

“Articles” shall have the meaning set forth in Article FIRST of these Articles of Amendment.

“Board of Directors” shall mean the Board of Directors of the Corporation or any committee authorized by the Board of Directors to perform any of its responsibilities with respect to the Series B Preferred Stock.

“business day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

“Change of Control” occurs when, after the Series B Preferred Stock issue date, the following have occurred and are continuing:

(a) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of common stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of common stock entitled to vote generally in the election of directors (and such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(b) following the closing of any transaction referred to in (a) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed or quoted on the NYSE, the NYSE American or the NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or the NASDAQ.

“Change of Control Conversion Right” shall have the meaning set forth in Section 10(a).

“Change of Control Redemption Right” shall have the meaning set forth in Section 8.

“Code” shall have the meaning set forth in Section 5(e).

“common stock” shall mean the common stock, par value $0.01 per share, of the Corporation and any stock into which such common stock shall have been changed or any stock resulting from any capital reorganization or reclassification of such common stock, and all other stock of any class or classes (however designated) of the Corporation the holders of which have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference.

“Common Share Conversion Consideration” shall have the meaning set forth in Section 10(a).

“Common Stock Price” shall have the meaning set forth in Section 10(a).

“Conversion Agent” shall have the meaning set forth in Section 10(d).

“Conversion Consideration” shall have the meaning set forth in Section 10(a).

“Conversion Date” shall have the meaning set forth in Section 10(a).

“Corporation” shall have the meaning set forth in Article FIRST of these Articles of Amendment.

“Dividend Payment Date” shall have the meaning set forth in Section 5(b).

“Dividend Record Date” shall have the meaning set forth in Section 5(b).

“Event” shall have the meaning set forth in Section 11(c)(ii).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Cap” shall have the meaning set forth in Section 10(a).

“FBCA” shall mean the Florida Business Corporation Act.

“Liquidation Preference” shall have the meaning set forth in Section 6(a).

“NASDAQ” shall mean the Nasdaq Stock Market or any exchange or quotation system that is a successor to the Nasdaq Stock Market on which the Series B Preferred Stock is listed or quoted.

“NYSE” shall mean the New York Stock Exchange or any exchange or quotation system that is a successor to the New York Stock Exchange on which the Series B Preferred Stock is listed or quoted.

“NYSE American” shall mean the NYSE American or any exchange or quotation system that is a successor to the NYSE American on which the Series B Preferred Stock is listed or quoted.

“Optional Redemption Date” shall mean October 1, 2024.

“Optional Redemption Right” shall have the meaning set forth in Section 7.

“Parity Preferred” shall have the meaning set forth in Section 11(b).

“person” shall mean any natural person, corporation, limited partnership, limited liability company, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, or any governmental authority.

“Preferred Dividend Default” shall have the meaning set forth in Section 11(b).

“Preferred Stock Director” shall have the meaning set forth in Section 11(b).

“REIT” shall have the meaning set forth in Section 5(e).

“Rights and Preferences” shall have the meaning set forth in Section 11(c)(ii).

“Series A Preferred Stock” shall mean the 6.25% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Corporation.

“Series B Preferred Stock” shall have the meaning set forth in Section 1.

“set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of a dividend or other distribution by the Board of Directors, the allocation of funds to be so paid on any series or class of stock of the Corporation.

“Share Cap” shall have the meaning set forth in Section 10(a).

“Share Split” shall have the meaning set forth in Section 10(a).

3.        Maturity. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

4.        Ranking. The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (a) senior to all classes or series of common stock of the Corporation, and to all equity securities issued by the Corporation ranking junior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation, (b) on a parity with the Series A Preferred Stock, and with all other equity securities issued by the Corporation, the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock and the Series B Preferred Stock with respect to dividend rights or other rights upon liquidation, dissolution or winding up of the Corporation, and (c) junior to all existing and future indebtedness of the Corporation, and to any equity securities that the Corporation may issue in the future the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation.

5.         Dividends.

(a)        Holders of shares of the Series B Preferred Stock are entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, preferential cumulative dividends payable in cash at the rate per annum of $1.4688 per share of the Series B Preferred Stock (the “Annual Dividend Rate”), which is equivalent to a rate of 5.875% per annum of the Liquidation Preference.

(b)        Dividends on the Series B Preferred Stock shall be cumulative from and including the date of original issue and shall be payable in arrears for each quarterly period ending January 31, April 30, July 31 and October 31 on January 31, April 30, July 31 and October 31, respectively, of each year, or, if any such date shall not be a business day, not later than the next succeeding business day (each, a “Dividend Payment Date”). The amount of dividends payable on each Dividend Payment Date for the Series B Preferred Stock shall be computed by dividing the Annual Dividend Rate by four. The first dividend will be payable on [•], with respect to the period commencing on the first date on which shares of the Series B Preferred Stock are issued and ending [•]. The amount of any dividend payable on the Series B Preferred Stock with respect to any other period (that is shorter or longer than one full quarterly period), including, without limitation, the first dividend which is payable on [•], will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date determined each quarter by the Board of Directors, as provided by the FBCA, which shall not be more than 30 days preceding the applicable Dividend Payment Date (each, a “Dividend Record Date”).

(c)        No dividends on shares of Series B Preferred Stock shall be authorized by the Board of Directors or declared or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, declaration, payment or setting apart shall be restricted or prohibited by law.

(d)        Notwithstanding the foregoing, dividends on outstanding shares of the Series B Preferred Stock will accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Accrued but unpaid dividends on shares of the Series B Preferred Stock will not bear interest and holders of shares of the Series B Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions described above. Except as set forth in the next sentence, no dividends will be authorized, declared and paid or authorized, declared and set apart for payment on any capital stock of the Corporation ranking, as to dividends, on a parity with the Series B Preferred Stock (other than a dividend in shares of the common stock or in shares of any other class of stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof is set apart for such payment on outstanding shares of the Series B Preferred Stock for all past dividend periods. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series B Preferred Stock, all dividends authorized and declared upon the Series B Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series B Preferred Stock shall be authorized and declared ratably so that the amount of dividends authorized and declared per share of Series B

Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

(e)        Except as described in Section 5(d) above, unless full cumulative dividends on outstanding shares of the Series B Preferred Stock have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, no dividends (other than in shares of common stock or other shares of capital stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) shall be authorized, declared and paid or authorized, declared and set apart for payment, nor shall any other distribution be authorized and declared or made upon the common stock, or any other capital stock of the Corporation ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation, nor shall any shares of common stock, or any other shares of capital stock of the Corporation ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for other capital stock of the Corporation ranking junior to the Series B Preferred Stock as to dividends and upon liquidation or redemption for the purpose of preserving the Corporation’s qualification as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”)). Holders of shares of the Series B Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series B Preferred Stock as provided above. Any dividend payment made on shares of the Series B Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. So long as no dividends are in arrears, the Corporation shall be entitled at any time and from time to time to repurchase shares of Series B Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

6.         Liquidation Preference.

(a)        Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Series B Preferred Stock are entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders a liquidation preference of $25.00 per share (the “Liquidation Preference”), plus an amount equal to any accrued and unpaid dividends to, but excluding, the date of payment (whether or not declared), but without interest, before any distribution of assets is made to holders of common stock or any other class or series of capital stock of the Corporation that ranks junior to the Series B Preferred Stock as to liquidation rights. However, the holders of the shares of Series B Preferred Stock will not be entitled to receive the Liquidation Preference, plus any accrued and unpaid dividends, of such shares until the Liquidation Preference of any other series or class of the Corporation’s capital stock hereafter issued which ranks senior as to liquidation rights to the Series B Preferred Stock has been paid in full. The holders of Series B Preferred Stock and all series or classes of the Corporation’s capital stock which rank on a parity as to liquidation rights with the Series B Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such capital stock, in any distribution (after payment of the liquidation preference of any capital stock of the Corporation that ranks senior to the Series B Preferred Stock as to liquidation rights) which is not sufficient to pay in full the aggregate of the amounts payable thereon. Holders of Series B Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation with or into the Corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

(b)        In determining whether a distribution to holders of Series B Preferred Stock (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise is permitted under the FBCA, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of stock of the Corporation whose preferential rights upon dissolution are superior to those receiving the distribution.

7.        Optional Redemption. The Series B Preferred Stock is not redeemable by the Corporation prior to the Optional Redemption Date, except under circumstances where it is necessary to preserve the Corporation’s status as a REIT for U.S. federal income tax purposes and except as described in Section 8 below upon the occurrence of a Change of Control. On and after the Optional Redemption Date, the Corporation may, at its option, upon notice pursuant to Section 9 hereof, redeem shares of the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to, but not including, the date fixed for redemption (except for dividends payable as described in the last sentence of Section 9(a)) without interest (the “Optional Redemption Right”). In addition to the Optional Redemption Right, in order to ensure that the Corporation remains qualified as a REIT under the Code, the Corporation will have the right to purchase from a holder of shares of Series B Preferred Stock at any time any shares of Series B Preferred Stock held by such holder in excess of 7% of the value of the outstanding capital stock of the Corporation in accordance with Article V of the Articles or any successor provision or other provision of the Articles as in effect from time to time limiting ownership of stock of the Corporation.

8.        Special Optional Redemption. In the event of a Change of Control of the Corporation, regardless of whether the Change of Control occurs prior to or after the Optional Redemption Date, the Corporation shall have the right, at the Corporation’s option, to redeem the shares of each holder of Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon (whether or not declared) (except for dividends payable as described in the last sentence of Section 9(a)) to, but not including, the date fixed for redemption (a “Change of Control Redemption Right”).

9.         Redemption Procedures.

(a)        The Corporation shall give notice of redemption by mail, postage prepaid, not less than 30 nor more than 90 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give such notice or any defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock, except as to a holder to whom notice was defective or not given. Each notice will state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed; (iv) the place or places where the Series B Preferred Stock is to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) if such redemption is being made in connection with a Change of Control, holders of Series B Preferred Stock being so called for redemption will not be able to tender such shares of Series B Preferred Stock for conversion in connection with the Change of Control and each share of Series B Preferred Stock tendered for conversion that is called, prior to the Conversion Date, for redemption will be redeemed on the related redemption date instead of converted on the Conversion Date. Notwithstanding the foregoing, no notice of redemption will be required where the Corporation elects to redeem Series B Preferred Stock to preserve its REIT qualification. If the Corporation redeems less than all of the Series B Preferred Stock held by any holder, the notice mailed to such holder will also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed. If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be selected by lot or pro rata. If a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, each holder of Series B Preferred Stock at the close of business on the applicable Dividend Record Date is entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before the Dividend Payment Date.

(b)        If the Corporation has given notice of redemption of any shares of Series B Preferred Stock and has set apart for payment the funds necessary for the redemption for the benefit of the holders of any shares of Series B Preferred Stock called for redemption, then from and after the redemption date (i) dividends will cease to accrue on such shares of Series B Preferred Stock, (ii) the shares of Series B Preferred Stock will no longer be deemed outstanding and (iii) all rights of the holders of the shares will terminate, except the right to receive the redemption price.

(c)        If full cumulative dividends on the Series B Preferred Stock have not been paid or declared and set apart for payment for all prior dividend periods, the Corporation may not redeem any shares of Series B Preferred Stock unless it simultaneously redeems all outstanding shares of Series B Preferred Stock, and the Corporation will not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock (except by exchange for shares of capital stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation). So long as no dividends are in arrears, the Corporation is entitled, at any time and from time to time, to repurchase shares of Series B Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable law.

10.         Conversion Rights.

(a)        Upon the occurrence of a Change of Control, unless, prior to the Conversion Date, the Corporation provides notice of redemption of such shares of Series B Preferred Stock pursuant to Section 9, then, unless the holders of the Series B Preferred Stock will receive Alternative Form Consideration pursuant to this Section 10(a), each holder of shares of Series B Preferred Stock shall have the right, subject to Section 10(k), to convert all or part of the Series B Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Conversion Date into a number of shares of common stock per share of Series B Preferred Stock to be converted (the “Common Share Conversion Consideration”) equal to the lesser of (i) the quotient obtained by dividing (A) the sum of $25.00 plus (subject to Section 10(c) hereof) the amount of any accrued and unpaid dividends thereon (whether or not declared) to, but not including, the Conversion Date, by (B) the Common Stock Price and (ii) [•] (as adjusted pursuant to the immediately succeeding paragraph, the “Share Cap”).

The Share Cap is subject to pro rata adjustments for any stock splits (including those effected pursuant to a common stock dividend), subdivisions or combinations (in each case, a “Share Split”) with respect to the common stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of common stock that is equivalent to the product obtained by multiplying (x) the Share Cap in effect immediately prior to such Share Split by (y) a fraction, the numerator of which is the number of shares of common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable in connection with the exercise of the Change of Control Conversion Right and in respect of the Series B Preferred Stock shall not exceed [•] shares of common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase on a pro rata basis if the number of authorized shares of Series B Preferred Stock increases after the first date on which any shares of the Series B Preferred Stock are issued (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which, or in connection with which, shares of common stock shall be converted into cash, securities or other property or assets, including any combination thereof (the “Alternative Form Consideration”), a holder of shares of Series B Preferred Stock shall receive upon conversion of such shares of Series B Preferred Stock (subject to the immediately succeeding paragraph) the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive had such holder held a number of shares of common stock equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration” and, together with the Common Share Conversion Consideration, the “Conversion Consideration”).

If holders of shares of common stock have the opportunity to elect the form of consideration to be received in connection with the Change of Control, the consideration that the holders of Series B Preferred Stock shall receive shall be the form of consideration elected by the holders of a plurality of the shares of common stock held by shareholders who participate in the election and shall be subject to any limitations to which all holders of common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in connection with the Change of Control.

The “Conversion Date” with respect to any Change of Control shall be a business day fixed by the Board of Directors that is not fewer than 20 days and not more than 35 days after the date on which the Corporation provides notice of the Change of Control pursuant to Section 10(d).

The “Common Stock Price” for any Change of Control shall be (x) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by holders of shares of common stock is solely cash, and (y) the average of the closing prices per share of common stock on the NYSE, the NYSE American or the NASDAQ for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of shares of common stock is other than solely cash (including if such holders do not receive consideration).

(b)        No fractional shares of common stock shall be issued upon the conversion of Series B Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.

(c)        If a Conversion Date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, each holder of shares of Series B Preferred Stock at the close of business on such Dividend Record Date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date in accordance with Section 5 hereof, notwithstanding the conversion of such shares on or prior to such Dividend Payment Date, but the Common Share Conversion Consideration shall not be calculated to include such accrued and unpaid dividends.

(d)        Within 15 days following the occurrence of a Change of Control, the Corporation shall deliver a notice of the occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, to the holders of record of the outstanding shares of Series B Preferred Stock at their addresses as they appear on the Corporation’s stock transfer records. No failure to give such a notice or any defect thereto or in the mailing thereof shall affect the sufficiency of the notice or validity of the proceedings for the conversion of any share of Series B Preferred Stock, except as to the holder to whom notice was defective or not given. A notice which has been mailed in the manner provided herein shall be conclusively presumed to have been duly given on the date mailed whether or not the holder received such notice. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series B Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Conversion Date; (vi) that if, prior to the Conversion Date, the Corporation provides notice of its election to redeem all or any portion of the Series B Preferred Stock, the holder will not be able to convert the shares of Series B Preferred Stock called for redemption, and such shares of Series B Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series B Preferred Stock converted; (viii) the name and address of the paying agent and the conversion agent (the “Conversion Agent”); and (ix) the procedures that the holders of Series B Preferred stock must follow to exercise the Change of Control Conversion Right.

(e)        The Corporation shall issue a press release for publication on the Dow Jones & Corporation, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing the information stated in such a notice, and post such a notice on the Corporation’s website, in any event prior to the opening of business on the first business day following any date on which the Corporation provides notice pursuant to Section 10(d) to the holders of record of Series B Preferred Stock.

(f)        In order to exercise the Change of Control Conversion Right, a holder of record of shares of Series B Preferred Stock shall be required to deliver, on or before the close of business on the Conversion Date, the certificates, if any, representing any certificated shares of Series B Preferred Stock to be converted, duly endorsed for transfer, together with a written notice of exercise and any other documents the Corporation reasonably requires in connection with such conversion, to the Conversion Agent. Such notice shall state the number of shares of Series B Preferred Stock to be converted. Notwithstanding the foregoing if the shares of Series B Preferred Stock are held in global form, such notice shall instead comply with applicable procedures of The Depository Trust Company.

(g)        Holders of Series B Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part), by a written notice of withdrawal delivered to the Conversion Agent prior to the close of business on the business day prior to the Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series B Preferred Stock; (ii) if certificated shares of Series B Preferred

Stock have been tendered for conversion and withdrawn, the certificate numbers of the withdrawn shares of Series B Preferred Stock; and (iii) the number of shares of Series B Preferred Stock, if any, which remain subject to the notice of exercise. Notwithstanding the foregoing, if the shares of Series B Preferred Stock are held in global form, the notice of withdrawal shall instead comply with applicable procedures of The Depository Trust Company.

(h)        Shares of Series B Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the notice of exercise has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Conversion Date unless, prior to the Conversion Date, the Corporation provides notice of its election to redeem such shares of Series B Preferred Stock, whether pursuant to its Optional Redemption Right or Change of Control Redemption Right.

(i)        The Corporation shall deliver the applicable Conversion Consideration no later than the third business day following the Conversion Date.

(j)        In connection with the exercise of any Change of Control Conversion Right, the Corporation shall comply with all U.S. federal and state securities laws and stock exchange rules in connection with any conversion of shares of Series B Preferred Stock into Conversion Consideration.

(k)        Notwithstanding anything to the contrary in this Section 10, no holder of Series B Preferred Stock will be entitled to convert any shares of Series B Preferred Stock into shares of common stock to the extent that receipt of shares of common stock upon the conversion of such shares of Series B Preferred Stock in accordance with this Section 10 would cause such person or any other person to violate Article V of the Articles or any successor provision or other provision of the Articles as in effect from time to time limiting ownership of stock of the Corporation.

11.       Voting Rights.

(a)        Holders of the Series B Preferred Stock will not have any voting rights, except as set forth below.

(b)        Whenever dividends on any shares of Series B Preferred Stock shall be in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive (a “Preferred Dividend Default”), the number of directors then constituting the Board of Directors shall be increased by two (if not already increased by reason of a similar arrearage with respect to any Parity Preferred (as hereinafter defined)), and the holders of such shares of Series B Preferred Stock will be entitled to vote separately as a class with all other series of preferred stock ranking on a parity with the Series B Preferred Stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable, including, in that instance, the Series A Preferred Stock (“Parity Preferred”), in order to fill the vacancies thereby created, for the election of a total of two additional directors of the

Corporation (the “Preferred Stock Directors”) at a special meeting called by the Corporation at the request of holders of record of at least 10% of the Series B Preferred Stock or the holders of record of at least 10% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual meeting of shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (or, if the directors are divided into classes, at the conclusion of the terms of each Preferred Stock Director) all dividends accrued on such shares of Series B Preferred Stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid. In the event the directors of the Corporation are divided into classes, each such vacancy shall be apportioned among the classes of directors to prevent stacking in any one class and to ensure that the number of directors in each of the classes of directors are as nearly equal as possible. Each Preferred Stock Director, as a qualification for election as such (and regardless of how elected) shall submit to the Board of Directors a duly executed, valid, binding and enforceable letter of resignation from the Board of Directors, to be effective upon the date upon which all dividends accrued on such shares of Series B Preferred Stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid, whereupon the terms of office of all persons elected as Preferred Stock Directors by the holders of the Series B Preferred Stock and any Parity Preferred shall, upon the effectiveness of their respective letters of resignation, forthwith terminate, and the number of directors then constituting the Board of Directors shall be reduced accordingly. A quorum for any meeting shall exist if at least a majority of the outstanding shares of Series B Preferred Stock and shares of Parity Preferred upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meetings. Such Preferred Stock Directors shall be elected upon the affirmative vote of a plurality of the shares of Series B Preferred Stock and such Parity Preferred (regardless of liquidation preference) present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accrued dividends and the dividend for the then current dividend period on the Series B Preferred Stock shall have been paid in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default). Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series B Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series B Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter properly coming before the Board of Directors. Notwithstanding the foregoing, in no event shall the holders of Series B Preferred Stock be entitled pursuant to this Section 11(b) to elect a director that would cause the Corporation to fail to satisfy a requirement relating to director independence of any securities exchange on which any class or series of the Corporation’s stock is listed.

(c)        So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by the Articles, the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of Series B Preferred Stock, at the time outstanding, voting separately as a class, given in person or by proxy, either in writing without a meeting or by vote at any meeting, shall be necessary for effecting or validating:

(i)        any voluntary termination or revocation of the status of the Corporation as a REIT;

(ii)        any amendment, alteration or repeal of any of the provisions of the Articles or these Articles of Amendment (whether by merger, consolidation or otherwise (an “Event”)) that materially and adversely affects any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption (the “Rights and Preferences”) of the Series B Preferred Stock or the holders thereof; provided, however, that (x) the amendment of the provisions of the Articles so as to authorize, create or increase the authorized amount of any shares ranking on parity with or junior to the Series B Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up (including any increase in the number of authorized shares of Series B Preferred Stock) shall not be deemed to materially adversely affect the Rights and Preferences, and (y) any filing with the Florida Division of Corporations by the Corporation, including in connection with an Event, shall not be deemed to be an amendment, alteration or repeal of any of the provisions of the Articles or these Articles of Amendment that materially and adversely affects the Rights and Preferences, provided that: (1) the Corporation is the surviving entity and the Series B Preferred Stock remain outstanding with the terms thereof materially unchanged in any respect adverse to the holders thereof; or (2) the resulting, surviving or transferee entity is organized under the laws of any state and substitutes or exchanges the Series B Preferred Stock for other preferred stock, shares or other equity interests having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof that are substantially similar to that of the Series B Preferred Stock (except for changes that do not materially and adversely affect the holders of Series B Preferred Stock); or

(iii)        the authorization, creation or the increase in the authorized number of shares of any class or series, or any security convertible into shares of any class or series of stock of the Corporation ranking senior to the Series B Preferred Stock as to distribution on any liquidation, dissolution or winding up of the Corporation or as to the payment of dividends;

provided, however, that, in the case of each of subparagraphs (i), (ii) and (iii), no such vote of the holders of Series B Preferred Stock shall be required if, at or prior to the time when such amendment, alteration or repeal is to take effect, or when the issuance of any such prior shares or convertible security is to be made, as the case may be, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption or, in the case of an Event, regardless of the date of the transaction, the holders of the Series B Preferred Stock receive in the transaction their liquidation preference plus accrued and unpaid dividends.

For purposes of determining the voting rights of the holders of the Series B Preferred Stock under this Section 11(c), each holder will be entitled to one vote for each Liquidation Preference per share with respect to shares of the Series B Preferred Stock held by such holder. Whether the vote or consent of the holders of a plurality, majority or other portion of the shares of the Series B Preferred Stock has been cast or given on any matter on which the holders of shares of the Series B Preferred Stock are entitled to vote shall be determined by the Corporation by reference to the specified liquidation amounts of the shares voted or covered by the consent.

(d)        As to any voting right set forth in Section 11(c), the holders of Series B Preferred Stock shall have exclusive voting rights on any proposed amendment to the Articles that would alter only the contract rights of the Series B Preferred Stock.

(e)        Except as expressly stated in these Articles of Amendment, the Series B Preferred Stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof shall not be required for the taking of any corporate action, including, but not limited to, any merger or consolidation involving the Corporation, or a sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation, irrespective of the effect that such merger, consolidation, sale, liquidation or dissolution may have upon the rights, preferences or voting power of the holders of the Series B Preferred Stock.

12.        Information Right. During any period during which the Corporation is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of Series B Preferred Stock are outstanding, the Corporation will (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series B Preferred Stock, as their names and addresses appear in the Corporation’s record books and without cost to such holders, copies of annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that the Corporation would have been required to file with the United States Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation were subject thereto (other than any exhibits that would have been required) within 15 days after the respective dates by which the Corporation would have been required to file such reports with the United States Securities and Exchange Commission if the Corporation were subject to Section 13 or 15(d) of the Exchange Act (in each case, based on the dates on which the Corporation would be required to file such periodic reports if it were an “accelerated filer” within the meaning of the Exchange Act), and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of the Series B Preferred Stock.

THIRD: The classification of authorized but unissued shares as set forth in these Articles of Amendment does not increase the authorized stock of the Corporation or the aggregate par value thereof.

FOURTH: These Articles of Amendment have been approved by the Board of Directors in the manner prescribed by the FBCA.

IN WITNESS WHEREOF, the undersigned Senior Vice President, Secretary and General Counsel of the Corporation has executed these Articles of Amendment to the Restated Articles of Incorporation as of [•], 2023.

REGENCY CENTERS CORPORATION

By:
Michael Herman
Senior Vice President, Secretary and
General Counsel

[Signature Page to the Articles of Amendment for the Designation of Series B Cumulative Redeemable Preferred Stock of the Corporation]